      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1996



                                                       REGISTRATION NO. 333-4437

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1



                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                        THE HOUSTON EXPLORATION COMPANY
             (Exact name of Registrant as specified in its charter)

           DELAWARE                         1311                        22-2674487
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)      Identification Number)

                                                          JAMES F. WESTMORELAND
            1331 LAMAR, SUITE 1065                        1331 LAMAR, SUITE 1065
             HOUSTON, TEXAS 77010                          HOUSTON, TEXAS 77010
                (713) 652-2847                                (713) 652-2847
 (Address, including zip code, and telephone     (Name, address, including zip code, and
 number, including area code, of registrant's   telephone number, including area code, of
         principal executive offices)                       agent for service)

                            ------------------------
                                   Copies to:

               DAVID J. GRAHAM                                JOHN S. WATSON
               JEFFREY L. WADE                            KEITH R. FULLENWEIDER
            ANDREWS & KURTH L.L.P.                        VINSON & ELKINS L.L.P.
          4200 TEXAS COMMERCE TOWER                  1001 FANNIN STREET, 36TH FLOOR
             HOUSTON, TEXAS 77002                          HOUSTON, TEXAS 77002
                (713) 220-4200                                (713) 758-2222

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


==================================================================================================
                                                                  PROPOSED MAXIMUM
                                                  PROPOSED MAXIMUM    AGGREGATE      AMOUNT OF
       TITLE OF EACH CLASS           AMOUNT TO     OFFERING PRICE     OFFERING      REGISTRATION
  OF SECURITIES TO BE REGISTERED  BE REGISTERED(1)   PER SHARE(2)     PRICE(2)          FEE
- --------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per    8,050,000
  share...........................      shares         $16.00       $128,800,000     $44,414(3)
==================================================================================================




(1) Includes 1,050,000 shares subject to purchase by the Underwriters to cover over-allotments, if any.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.


(3) Of such amount, $31,645 has previously been paid.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                        THE HOUSTON EXPLORATION COMPANY

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

ITEM NO.                   ITEM IN FORM S-1                   LOCATION OR HEADING IN PROSPECTUS
- --------   ------------------------------------------------  -----------------------------------
    1.     Forepart of the Registration Statement and
             Outside Front Cover Page of Prospectus........  Outside Front Cover Page
    2.     Inside Front and Outside Back Cover Pages of
             Prospectus....................................  Inside Front Cover Page; Outside
                                                               Back Cover Page; Additional
                                                               Information
    3.     Summary Information, Risk Factors and Ratio of
             Earnings to Fixed Charges.....................  Prospectus Summary; Risk Factors
    4.     Use of Proceeds.................................  Use of Proceeds
    5.     Determination of Offering Price.................  Outside Front Cover Page;
                                                               Underwriting
    6.     Dilution........................................  Dilution
    7.     Selling Security Holders........................  Not Applicable
    8.     Plan of Distribution............................  Front Cover Page; Underwriting
    9.     Description of the Securities to be
             Registered....................................  Front Cover Page; Prospectus
                                                               Summary; Capitalization;
                                                               Description of Capital Stock;
                                                               Underwriting
   10.     Interests of Named Experts and Counsel..........  Not Applicable
   11.     Information With Respect to the Registrant......  Front Cover Page; Prospectus
                                                               Summary; Risk Factors; The
                                                               Company; Dividend Policy;
                                                               Selected Historical Financial
                                                               Data; Management's Discussion and
                                                               Analysis of Financial Condition
                                                               and Results of Operations;
                                                               Business; Management; Related
                                                               Party Transactions; Security
                                                               Ownership of Certain Beneficial
                                                               Owners and Management;
                                                               Description of Capital Stock;
                                                               Shares Eligible for Future Sale;
                                                               Underwriting
   12.     Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities...................................  Not Applicable

*******************************************************************************
*     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A   *
*     REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED      *
*     WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT   *
*     BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE         *
*     REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT     *
*     CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR  *
*     SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH  *
*     OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR  *
*     QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.              *
*******************************************************************************


                   SUBJECT TO COMPLETION, DATED JULY 3, 1996



LOGO                      7,000,000 SHARES
                  THE HOUSTON EXPLORATION COMPANY
                            COMMON STOCK
                     (PAR VALUE $.01 PER SHARE)


                             ---------------------

     All of the shares offered hereby are being sold by the Company. Prior to the offering, all of the outstanding shares of Common Stock of the Company have been owned by a wholly-owned subsidiary of The Brooklyn Union Gas Company. Upon completion of the offering, a wholly-owned subsidiary of The Brooklyn Union Gas Company will own approximately 71% of the outstanding shares of Common Stock (approximately 69% if the Underwriters' over-allotment option is exercised in full). It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. For factors considered in determining the initial public offering price, see "Underwriting".


     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.


     Application has been made to list the Common Stock on the New York Stock Exchange.

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                       INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                       OFFERING PRICE       DISCOUNT(1)          COMPANY(2)
                                     ------------------  ------------------  ------------------
Per Share..........................          $                   $                   $
Total(3)...........................          $                   $                   $

- ---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".


(2) Before deducting estimated expenses of $1,500,000 payable by the Company.



(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 1,050,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company
    will be $        , $        and $        , respectively. See "Underwriting".


                             ---------------------
     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about
            , 1996 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                        DONALDSON, LUFKIN & JENRETTE
                                 SECURITIES CORPORATION
                                             PAINEWEBBER INCORPORATED
                             ---------------------
               The date of this Prospectus is             , 1996.

                        THE HOUSTON EXPLORATION COMPANY
                         NATURAL GAS AND OIL PROPERTIES

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. In addition, unless otherwise specified, all numbers of shares and per share amounts have been restated to reflect the reclassification of each outstanding share of common stock of the Company into 3.11 shares of Common Stock, par value $.01 per share ("Common Stock"), to be effected immediately prior to the offering made hereby (the "Offering"). Prior to the Offering, all of the outstanding shares of Common Stock of the Company have been owned by a wholly-owned subsidiary of The Brooklyn Union Gas Company ("Brooklyn Union"). The Company was incorporated in December 1985, and has focused since its inception primarily upon natural gas and oil exploration and development offshore in the Gulf of Mexico. In February 1996, Brooklyn Union implemented a reorganization of its exploration and production assets by transferring to the Company certain onshore producing properties and developed and undeveloped acreage previously held by Fuel Resources, Inc., another Brooklyn Union subsidiary. Unless otherwise indicated, all information set forth in this Prospectus gives effect to such reorganization. Unless otherwise indicated, the December 31, 1995 reserve and acreage and the current production data included in this Prospectus includes the pro forma net reserves, acreage and production attributable to (i) properties acquired by the Company in July 1996 from TransTexas Gas Corporation and (ii) properties that the Company will acquire from Smith Offshore Exploration Company in an acquisition that will close concurrently with this Offering. Investors should carefully consider the information set forth under "Risk Factors." Oil and gas industry terms used in this Prospectus are defined in "Glossary of Oil and Gas Terms."


                                  THE COMPANY


     The Houston Exploration Company ("Houston Exploration" or the "Company") is an independent natural gas and oil company engaged in the exploration, development and acquisition of domestic natural gas and oil properties. The Company's offshore properties are located in the shallow waters (up to 600 feet) of the Gulf of Mexico, and its onshore properties are located in South Texas, the Arkoma Basin, East Texas and West Virginia. The Company has grown its Gulf of Mexico reserves and production through exploratory drilling and subsequent development of prospects originally generated utilizing in-house geological and geophysical expertise. The Company has grown its onshore reserves and production through successful acquisitions and subsequent exploitation and development of low risk, long-lived reserves. The Company believes that these lower risk projects and the stable production from its longer-lived onshore properties complement its high potential exploratory prospects in the Gulf of Mexico by balancing risk and reducing volatility.



     The Company believes that its primary strengths are its high quality reserves, its substantial inventory of exploration and development opportunities, its expertise in generating new prospects and its geographic focus and low-cost operating structure. At December 31, 1995, the Company had net proved reserves of 346 Bcfe. Approximately 98% of the Company's net proved reserves on such date were natural gas and approximately 73% of proved reserves were classified as proved developed. The Company operates approximately 82% of its Gulf of Mexico production and approximately 92% of its onshore production.



     The geographic focus of the Company's operations in the Gulf of Mexico and core onshore areas of operation enable it to manage a large asset base with a relatively small number of employees and to add production at relatively low incremental cost. The Company achieved pro forma lease operating expenses of $0.25 per Mcfe of production and pro forma general and administrative expenses of $0.08 per Mcfe of production for the year ended December 31, 1995.

     STRATEGY. The Company's strategy is to expand its reserves and increase its cash flow through the exploration of Gulf of Mexico prospects which are internally generated by the Company, the continued development of its existing offshore and onshore properties and the selective acquisition of additional properties both offshore and onshore. The Company implements its strategy by focusing on the following key strengths:

     - High potential exploratory drilling in the Gulf of Mexico

     - Low risk exploitation and development drilling in core onshore areas of operation

     - Use of advanced technology for in-house prospect generation

     - Opportunistic acquisitions with additional exploratory and/or development potential

     - High percentage of operated properties to control operations and costs

     - Geographically focused operations


     HIGH POTENTIAL EXPLORATORY DRILLING IN THE GULF OF MEXICO. The Company plans to drill at least five additional exploratory wells in the Gulf of Mexico in the remainder of 1996, the successful completion of any one of which could substantially increase the Company's reserves. The Company believes it has assembled a three year inventory of exploration and development drilling opportunities in the Gulf of Mexico. The Company holds interests in 49 lease blocks, representing 230,531 gross (147,180 net) acres, in federal and state waters in the Gulf of Mexico, of which 28 have current operations. The Company has a 100% working interest in 16 of these lease blocks and a 50% or greater working interest in 17 other lease blocks. During 1994 and 1995, the Company drilled five successful exploratory wells and 11 successful development wells in the Gulf of Mexico, resulting in added net proved reserves of approximately 61 Bcfe. During the first half of 1996, the Company drilled three successful exploratory wells and one successful development well. The Company anticipates that approximately $50 million of its $63 million 1996 capital expenditure budget (excluding acquisitions) will be spent on offshore projects. In addition, the Company intends to continue its participation in federal lease sales and to actively pursue attractive farm-in opportunities as they become available. As of May 31, 1996, net production from the Company's Gulf of Mexico properties was approximately 52,400 Mcfe per day.



     LOW RISK EXPLOITATION AND DEVELOPMENT DRILLING ONSHORE. The Company owns significant onshore natural gas and oil properties in South Texas, the Arkoma Basin of Oklahoma and Arkansas, East Texas and West Virginia, accounting for approximately 63% of its net proved reserves as of December 31, 1995. Since the beginning of 1994, the Company has drilled or participated in the drilling of 22 successful development wells and three successful exploratory wells onshore. The Company plans to drill 16 development wells onshore during the remainder of 1996. The Company believes that these lower risk projects and the stable production from its longer-lived onshore properties complement its higher potential Gulf of Mexico operations and reserve base. The Company's onshore properties represent interests in 1,060 gross (657 net) wells, and 169,575 gross (96,780 net) acres. The Company anticipates that approximately $13 million of its $63 million 1996 capital expenditure budget (excluding acquisitions) will be spent on onshore projects. In addition, the Company anticipates that it will continue to acquire onshore properties with exploitation and development potential in its core areas of operation as opportunities arise. As of May 31, 1996, net production from the Company's onshore properties was approximately 72,500 Mcfe per day.


     USE OF ADVANCED TECHNOLOGY FOR IN-HOUSE PROSPECT GENERATION. The Company generates virtually all of its Gulf of Mexico exploration prospects utilizing in-house geological and geophysical expertise. The Company uses advanced technology, including 3-D seismic and in-house computer-aided exploration technology, to reduce risks, lower costs and prioritize drilling prospects. The Company has acquired approximately 1,100 square miles of 3-D seismic data, including 3-D seismic surveys on 29 of its offshore lease blocks and on possible lease and acquisition prospects, and

60,500 linear miles of 2-D seismic data on its offshore properties. The Company has 12 geologists/geophysicists with average industry experience of approximately 30 years and five geophysical workstations for use in interpreting 3-D seismic data. The availability of 3-D seismic data for Gulf of Mexico properties at reasonable costs has enabled the Company to identify multiple exploration and development prospects in the Company's existing inventory of properties and to define possible lease and acquisition prospects.


     OPPORTUNISTIC ACQUISITIONS. Although the Company's primary strategy is to grow its reserves through the drillbit, the Company anticipates making opportunistic acquisitions in the Gulf of Mexico with exploratory potential and in core areas of operation onshore with exploitation and development potential. The Company has a successful track record of building its reserves through opportunistic acquisitions in the Gulf of Mexico and onshore. In this regard the Company recently acquired significant onshore properties in South Texas and has agreed to acquire additional interests in offshore properties in the Gulf of Mexico.



     HIGH PERCENTAGE OF OPERATED PROPERTIES. The Company prefers to operate its properties in order to manage production performance while controlling operating expenses and the timing and amount of capital expenditures. Properties operated by the Company account for 82% of its Gulf of Mexico production and approximately 92% of its onshore production. Houston Exploration operates 16 platforms and 64 wells in the Gulf of Mexico and 924 wells onshore. The Company also pursues cost savings through the use of outside contractors for much of its offshore field operations activities and administrative work. As a result of these and other factors, the Company achieved pro forma lease operating expense of $0.25 per Mcfe of production and pro forma general and administrative expense of $0.08 per Mcfe of production for the year ended December 31, 1995.


     GEOGRAPHICALLY FOCUSED OPERATIONS. Focusing drilling activities on properties in a relatively concentrated area in the Gulf of Mexico permits the Company to utilize its base of geological, engineering, exploration and production experience in the region. The geographic focus of the Company's operations allows it to manage a large asset base with a relatively small number of employees and enables the Company to add production at relatively low incremental costs. Management believes that the Gulf of Mexico area remains attractive for future exploration and development activities due to the availability of geologic data, remaining reserve potential and the infrastructure of gathering systems, pipelines, platforms and providers of drilling services and equipment. The Company's onshore strategy is to make opportunistic acquisitions of low risk, long-lived natural gas reserves of sufficient size to provide a core area of operation and to use that base to develop additional acquisition opportunities and exploitation drilling at little or no incremental overhead cost.


     RECENT ACQUISITION. On July 2, 1996, the Company acquired certain natural gas and oil properties and associated gathering pipelines and equipment located in Zapata County, Texas (the "TransTexas Acquisition") from TransTexas Gas Corporation and TransTexas Transmission Corporation (together, "TransTexas"). The properties acquired in the TransTexas Acquisition represent approximately 113 Bcfe of the Company's net proved reserves of 346 Bcfe as of December 31, 1995. The Company acquired a net 95% working interest in the approximately 156 wells on such properties. The net purchase price of $59.1 million for the TransTexas Acquisition is subject to adjustment based upon production and expenses related to the assets between the May 1, 1996 effective date of the TransTexas Acquisition and July 2, 1996 closing date. The purchase price for the TransTexas Acquisition was paid in cash, financed by borrowings under the Company's credit facility.



     PENDING ACQUISITION. On July 1, 1996, the Company entered into an asset purchase agreement with Smith Offshore Exploration Company ("Soxco"), providing for the acquisition by the Company of substantially all of the natural gas and oil properties and related assets of Soxco, representing approximately 32 Bcfe of the Company's net proved reserves of 346 Bcfe as of December 31, 1995 (the "Soxco Acquisition"). Soxco's natural gas and oil properties consist solely of working interests in producing properties and developed and undeveloped acreage located in the Gulf of Mexico that are operated by the Company or in which the Company also has a working interest. Pursuant to the Soxco Acquisition, the Company will pay Soxco cash in the aggregate amount of $23.7 million (subject to certain adjustments), and issue to Soxco a number of shares of Common Stock (estimated to be approximately 787,800 shares) with an aggregate value (determined by reference to the initial public offering price) of $11.8 million. The cash portion of the purchase price will be funded with the proceeds of this Offering. In addition to the foregoing, the Company will pay Soxco a deferred purchase price of up to $17.6 million payable in two installments, on January 31, 1997 and January 31, 1998. The amount of the deferred purchase price installments will be determined by the amount of the probable reserves of Soxco as of December 31, 1995 (approximately 17.6 Bfce) that are produced prior to or classified as proved as of December 31, 1996 and December 31, 1997, respectively, provided that Soxco will be entitled to receive a minimum deferred purchase price of $8.8 million. The amounts so determined will be paid in shares of Common Stock based upon the fair market value of such stock at the time of issuance. The Soxco Acquisition will close concurrently with, is conditioned upon and is a condition to the completion of this Offering.



     PRINCIPAL STOCKHOLDER. The Company is currently an indirect wholly-owned subsidiary of Brooklyn Union. Brooklyn Union distributes gas in an area of New York City with a population of four million. Upon completion of this Offering and giving effect to the Soxco Acquisition, a wholly-owned subsidiary of Brooklyn Union will own approximately 71% of the outstanding shares of Common Stock (approximately 69% if the Underwriters' over-allotment option is exercised in full). Brooklyn Union believes that Houston Exploration will provide a competitive vehicle with a stand-alone capital structure through which Brooklyn Union can continue to participate in the exploration for and production of natural gas and oil to maximize the long-term value of its substantial investment in that business. Brooklyn Union has advised the Company that it does not currently intend to engage in the domestic exploration for and production of natural gas and oil except through its ownership of Common Stock of the Company.


                                  THE OFFERING


Common Stock offered by the Company.................... 7,000,000 shares
Common Stock to be outstanding after this Offering..... 27,200,000 shares (1)
Proposed New York Stock Exchange symbol................ "THX"
Use of Proceeds........................................ To repay outstanding indebtedness under the Company's Credit Facility
                                                        and to pay the cash portion of the
                                                        purchase price for the Soxco
                                                        Acquisition.


- ---------------


(1) Assumes 787,800 shares to be issued in connection with the Soxco Acquisition (based upon an assumed initial public offering price of $15.00 per share). Does not include (i) 1,360,000 shares of Common Stock (1,412,500 shares if the Underwriters' over-allotment option is exercised in full) issuable pursuant to options that will be granted to management and other employees upon completion of the Offering, at an exercise price per share equal to the initial public offering price, or (ii) shares of Common Stock with a fair market value at the time of issuance of up to $17.6 million issuable as the deferred purchase price for the Soxco Acquisition. See "Management -- 1996 Stock Option Plan" and "Soxco Acquisition."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


     The following table presents certain historical and pro forma financial data of the Company as of and for each of the periods indicated. The historical financial data for the years ended December 31, 1993, 1994 and 1995 have been derived from the audited financial statements of the Company. The historical financial data for the three months ended March 31, 1995 and 1996 and as of March 31, 1996 are derived from unaudited financial statements of the Company. The results for the three months ended March 31, 1996 are not necessarily indicative of results for the full year. The following information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Financial Information," the Financial Statements of the Company and Soxco and the Historical Summaries to the properties acquired from TransTexas included elsewhere in this Prospectus.



                                            YEAR ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH 31,
                                    ---------------------------------------   -----------------------------
                                                                  PRO FORMA                       PRO FORMA
                                     1993      1994      1995      1995(1)     1995      1996      1996(1)
                                    -------   -------   -------   ---------   -------   -------   ---------
                                                               (IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:
  Natural gas and oil revenues..... $37,462   $41,755   $39,431    $75,263    $ 9,498   $ 9,980    $19,999
  Other............................     799       467     1,778      1,778        253       233        233
                                    -------   -------   -------   ---------   -------   -------   ---------
         Total revenues............  38,261    42,222    41,209     77,041      9,751    10,213     20,232
Expenses:
  Lease operating..................   4,477     5,344     5,468     11,580      1,418     1,828      3,608
  Depreciation, depletion and
    amortization...................  23,225    25,365    21,969     45,859      5,626     5,674     10,037
  General and administrative,
    net............................   2,454     3,460     3,486      3,926        869     1,492      1,537
  Nonrecurring charge(2)...........      --        --    12,000     12,000         --        --         --
                                    -------   -------   -------   ---------   -------   -------   ---------
         Total operating
           expenses................  30,156    34,169    42,923     73,365      7,913     8,994     15,182
                                    -------   -------   -------   ---------   -------   -------   ---------
Income (loss) from operations......   8,105     8,053    (1,714)     3,676      1,838     1,219      5,050
Interest expense, net..............   1,764     2,102     2,398      1,924        621       461        343
                                    -------   -------   -------   ---------   -------   -------   ---------
Income (loss) before income taxes..   6,341     5,951    (4,112)     1,752      1,217       758      4,707
Income tax provision (benefit).....   1,790       597    (3,809)    (1,757)        61      (218)     1,164
                                    -------   -------   -------   ---------   -------   -------   ---------
Net income (loss).................. $ 4,551   $ 5,354   $  (303)   $ 3,509    $ 1,156   $   976    $ 3,543
                                    =======   =======   =======   ========    =======   =======   ========
Pro forma net income per share.....                                $  0.13                         $  0.13
Pro forma shares outstanding.......                                 27,200                          27,200



                                                                                  AT MARCH 31, 1996
                                                                               ------------------------
                                                                                                PRO
                                                                               HISTORICAL    FORMA(3)
                                                                               --------     -----------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Property, plant and equipment, net...........................................  $228,406      $ 333,734
Total assets.................................................................   262,344        370,995
Long-term debt...............................................................    74,964         64,719
Stockholders' equity.........................................................   110,284        220,355


- ---------------


(1) Gives effect to the TransTexas Acquisition, the Soxco Acquisition and the application of the net proceeds from the Offering as if such transactions had been consummated as of January 1, 1995.


(2) Represents an accrual for a nonrecurring charge incurred in connection with the reorganization effective in February 1996. See Note 10 of Notes to Combined Financial Statements.


(3) Gives effect to the TransTexas Acquisition, the Soxco Acquisition and the application of the net proceeds from the Offering as if such transactions had been consummated on March 31, 1996.

                    SUMMARY NATURAL GAS AND OIL RESERVE DATA


     The following table summarizes the estimates of the Company's historical and pro forma net proved natural gas and oil reserves as of the dates indicated and the present value attributable to these reserves at such dates. The reserve and present value data as of December 31, 1993, 1994 and 1995 have been prepared by Ryder Scott Company, Netherland, Sewell & Associates, Inc., Huddleston & Co., Inc. and Miller and Lents, Ltd., independent petroleum engineering consultants. For additional information relating to the Company's natural gas and oil reserves, see "Business -- Natural Gas and Oil Reserves" and Note 13 of the Notes to the Combined Financial Statements of the Company included elsewhere in this Prospectus. Summaries of the December 31, 1995 reserve reports and the letters of the independent petroleum engineering consultants with respect thereto are included as Appendix A to this Prospectus.



                                                              AS OF DECEMBER 31,
                                                 ---------------------------------------------
                                                                                     PRO FORMA
                                                   1993        1994        1995       1995(1)
                                                 --------    --------    --------    ---------
                                                               ($ IN THOUSANDS)
Proved Reserves:
  Natural gas (Mmcf)...........................   118,118     145,945     195,946      338,529
  Oil (Mbbls)..................................       536         636         889        1,234
  Total (Mmcfe)................................   121,334     149,761     201,280      345,933
Present value of future net revenues before
  income taxes(2)..............................  $119,326    $135,869    $206,574    $ 326,346
Standardized measure of discounted future net
  cash flows(3)................................  $106,061    $118,434    $171,459    $ 282,066


- ---------------


(1) Gives effect to the TransTexas Acquisition and the Soxco Acquisition.


(2) The present value of future net revenues attributable to the Company's reserves was prepared using prices in effect as of the end of the respective periods presented, discounted at 10% per annum on a pre-tax basis.

(3) The standardized measure of discounted future net cash flows represents the present value of future net revenues after income tax discounted at 10%.

                             SUMMARY OPERATING DATA



                                      YEAR ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH 31,
                              ---------------------------------------   ----------------------------
                                                            PRO FORMA                     PRO FORMA
                               1993      1994      1995      1995(1)     1995     1996     1996(1)
                              -------   -------   -------   ---------   ------   ------   ----------
Production:
  Natural gas (Mmcf).........  22,555    22,437    21,077     45,940     4,882    5,735     10,418
  Oil (Mbbls)................     101       102       100        130        30       23         29
  Total (Mmcfe)..............  23,161    23,049    21,677     46,720     5,062    5,873     10,592
Average sales prices:
  Natural gas (per Mcf)(2)... $  1.58   $  1.79   $  1.79    $  1.59    $ 1.84   $ 1.67    $  1.87
  Oil (per Bbl)..............   16.96     15.85     16.54      16.65     17.39    16.26      16.49
Expenses (per Mcfe):
  Lease operating............ $  0.19   $  0.23   $  0.25    $  0.25    $ 0.28   $ 0.31    $  0.34
  Depreciation, depletion and
     amortization............    1.00      1.10      1.01       0.98      1.11     0.97       0.95
  General and administrative,
     net.....................    0.11      0.15      0.16       0.08      0.17     0.25       0.15


- ---------------


(1) Gives effect to the TransTexas Acquisition and the Soxco Acquisition as if such transactions had been consummated as of January 1, 1995.


(2) Reflects the effects of hedging. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Marketing and Customers."

                                  RISK FACTORS


     Prospective purchasers of the Common Stock should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.


VOLATILITY OF NATURAL GAS AND OIL PRICES

     Revenues generated from the Company's operations are highly dependent upon the price of, and demand for, natural gas and oil. Historically, the markets for natural gas and oil have been volatile, and such markets are likely to continue to be volatile in the future. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of natural gas and oil, the price of foreign imports and overall economic conditions. It is impossible to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices may materially adversely affect the Company's financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower natural gas and oil prices also may reduce the amount of natural gas and oil that the Company can produce economically.

     In order to reduce its exposure to short-term fluctuations in the price of natural gas, the Company enters into hedging arrangements from time to time. The Company's hedging arrangements apply to only a portion of its production and provide only partial price protection against declines in natural gas prices. In addition, the Company's hedging arrangements limit the benefit to the Company of increases in the price of natural gas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and
"Business -- Marketing and Customers."


     The Company uses the full cost method of accounting for its investment in natural gas and oil properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of natural gas and oil reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved natural gas and oil reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flows from proved natural gas and oil reserves and the lower of cost or fair value of unproved properties after income tax effects, such excess costs are charged to operations. If a writedown is required, it would result in a charge to earnings but would not have an impact on cash flows from operating activities.


UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

     There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business -- Natural Gas and Oil Reserves."


RESERVE REPLACEMENT RISK


     In general, the volume of production from natural gas and oil properties declines as reserves are depleted. The rate of decline depends on reservoir characteristics, and varies from the steep decline rate characteristic of Gulf of Mexico reservoirs, where the Company has a significant portion of its production, to the relatively slow decline rate characteristic of the longer-lived fields in South Texas, the Arkoma Basin, East Texas and West Virginia. Except to the extent the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future natural gas and oil production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. In addition, there can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs.


CONTROL BY PRINCIPAL STOCKHOLDER


     Prior to this offering all of the outstanding shares of Common Stock of the Company have been owned by a wholly-owned subsidiary of Brooklyn Union. After giving effect to this Offering and the Soxco Acquisition, a wholly-owned subsidiary of Brooklyn Union will own approximately 71% of the outstanding shares of Common Stock (approximately 69% if the Underwriters' over-allotment option is exercised in full). As a result of Brooklyn Union's beneficial holdings of Common Stock, after consummation of the Offering, Brooklyn Union will remain in the position to control the election of the entire Board of Directors of the Company and Brooklyn Union will be able to determine the outcome of all matters requiring the vote of the Company's stockholders. See "Related Party Transactions -- Transactions between the Company and Brooklyn Union and its Affiliates."


RELATIONSHIP WITH BROOKLYN UNION AND POTENTIAL CONFLICTS OF INTEREST

     There may be conflicts of interest arising in the future between the Company and Brooklyn Union and its subsidiaries in a number of areas relating to their past and ongoing relationships, including dividends, acquisitions of natural gas and oil businesses or properties, transfers of assets, insurance matters, marketing, financial commitments, registration rights and issuances and sales of capital stock of the Company. The Company's Chairman of the Board, Robert B. Catell, is also the Chairman of the Board of Directors and Chief Executive Officer of Brooklyn Union. In addition, two other directors of the Company, Craig G. Matthews and James Q. Riordan, are the President and a director of Brooklyn Union, respectively. See "Related Party
Transactions -- Transactions between the Company and Brooklyn Union and Affiliates" and "Management."

DRILLING RISKS

     Drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions and shortages or delays in the delivery of equipment. The Company's future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on the Company's future results of operations and financial condition.

OPERATING RISKS OF NATURAL GAS AND OIL OPERATIONS

     The natural gas and oil business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. The Company's offshore operations also are subject to the additional hazards of marine operations, such as severe weather, capsizing and collision. The availability of a ready market for the Company's natural gas and oil production also depends on the proximity of reserves to, and the capacity of, natural gas and oil gathering systems, pipelines and trucking or terminal facilities. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company does not carry business interruption insurance. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

ACQUISITION RISKS

     The acquisition of prospects that yield cost-effective and successful exploration or development opportunities requires assessment of numerous factors, many of which are beyond the Company's control. While the Company believes that its technological expertise and geological database give it advantages over some of its competitors, there can be no assurances that the Company's acquisition of property interests will be successful and, if unsuccessful, that such failure will not have an adverse effect on the Company's future results of operations and financial condition.

SUBSTANTIAL CAPITAL REQUIREMENTS


     The Company makes, and will continue to make, substantial capital expenditures for the exploration, development, acquisition and production of natural gas and oil reserves. Historically, the Company has financed these expenditures primarily with cash generated by operations, proceeds from bank borrowings and capital contributions by Brooklyn Union. The Company plans to incur capital expenditures (excluding acquisitions) of approximately $63 million in 1996. Management believes that the Company will have sufficient cash provided by operating activities and borrowings under the Credit Facility to fund planned capital expenditures in 1996. If revenues or the Company's borrowing base decrease as a result of lower natural gas and oil prices, operating difficulties or declines in reserves, the Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs or acquisition opportunities. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


PENDING LEGAL PROCEEDINGS

     In connection with the February 1996 reorganization, certain former employees of Fuel Resources Inc. ("FRI"), the subsidiary of Brooklyn Union that previously owned the onshore properties, were entitled to remuneration for the increase in the value of the transferred properties prior to the reorganization. In February 1996, certain such former employees filed suit against

Brooklyn Union, FRI and the Company alleging breach of contract, breach of fiduciary duty, fraud, negligent misrepresentation and conspiracy, seeking actual damages in excess of $35 million and punitive damages in excess of $70 million. FRI has agreed to indemnify the Company against such suit. In addition, THEC Holdings Corp. ("Holdings"), the subsidiary of Brooklyn Union that holds all of the currently outstanding Common Stock of the Company, has agreed to indemnify the Company against the suit, and has agreed to pledge all of its holdings of Common Stock to the Company to secure such indemnification obligation. As a result of such arrangements, the Company believes that it will not be required to pay any damages resulting from such suit, even if a judgment adverse to the Company is rendered in the suit. However, the Company would incur a non-cash charge in addition to the $12 million charge previously taken by the Company in the event such damages are determined to be in excess of such $12 million amount, which would have the effect of reducing the Company's reported income (or resulting in or increasing a loss) in the period in which such additional charge is determined. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Legal Proceedings."


DEPENDENCE ON KEY PERSONNEL

     The Company depends to a large extent on the services of certain key management personnel. The loss of the services of such management personnel could have a material adverse effect on the Company's operations. The Company intends to enter into employment agreements with certain of its executive officers prior to the completion of the Offering. The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel. See "Management -- Employment Agreements."

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The Company's business is regulated by certain local, state and federal laws and regulations relating to the exploration for, and the development, production, marketing, pricing, transportation and storage of, natural gas and oil. The Company's business is also subject to extensive and changing environmental and safety laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. In addition, the Company is subject to changing and extensive tax laws, and the effect of newly enacted tax laws cannot be predicted. The implementation of new, or the modification of existing, laws or regulations, including regulations which may be promulgated under the Oil Pollution Act of 1990, could have a material adverse effect on the Company. See "Business -- Abandonment Costs," "-- Regulation" and "-- Environmental Matters."

COMPETITION


     The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties. The Company's competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the oil and gas business for a much longer time than the Company. Such companies may be able to pay more for productive natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

ABSENCE OF DIVIDENDS ON COMMON STOCK

     The Company currently intends to retain its cash for the operation and expansion of its business, including exploration, development and acquisition activities. The terms of the Credit Facility contain restrictions on the payment of dividends to holders of Common Stock. Accordingly, the Company's ability to pay dividends will depend upon such restrictions and the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors. See "Dividend Policy," "Management's Discussions and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and Note 2 to the Company's Combined Financial Statements.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law contain provisions that may have the effect of discouraging unsolicited takeover proposals for the Company. These provisions, among other things, provide for the classification of the board of directors, restrict the ability of stockholders to take action by written consent, authorize the Board of Directors to designate the terms of and issue new series of preferred stock, limit the personal liability of directors, require the Company to indemnify directors and officers to the fullest extent permitted by applicable law and impose restrictions on business combinations with certain interested parties. See "Description of Capital Stock -- Certain Provisions of the Company's Charter and Bylaws and Delaware Law."

NO PRIOR PUBLIC MARKET


     Prior to this Offering, there has been no public market for the shares of the Common Stock. Although the Company has applied for the listing of its Common Stock on the New York Stock Exchange, there can be no assurance that an active trading market for such shares will develop or be sustained. The initial public offering price for the Common Stock has been determined by negotiations among the Company and the Underwriters, and may not be indicative of the market price of the Common Stock after this Offering. See "Underwriting."


SHARES ELIGIBLE FOR FUTURE SALE


     The Company, Brooklyn Union, Soxco, each holder of options to purchase shares of Common Stock, and each director and executive officer of the Company have agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the consent of the representatives of the Underwriters. The lockup provisions in these agreements are subject to waiver by the parties to these agreements. After expiration of the lockup period, the 19,262,200 currently outstanding shares of Common Stock, will be eligible for resale, subject to the volume and other limitations of Rule 144 under the Securities Act, or pursuant to the exercise of demand registration rights. In connection with the Soxco Acquisition, the Company will issue a number of shares of Common Stock (estimated to be approximately 787,800 shares) with an aggregate value (determined by reference to the initial public offering price) of $11.8 million. In addition, the Company will be obligated to issue additional shares of Common Stock with a value at the time of issuance of between $8.8 and $17.6 million as the deferred purchase price for the Soxco Acquisition. Soxco will receive demand registration rights relating to such shares. In addition, upon completion of the Offering, there will be 1,360,000 shares of Common Stock (1,412,500 shares if the Underwriters' over-allotment option is exercised in full) issuable pursuant to outstanding options held by management and other employees, all of which are covered by demand or piggyback registration rights or will be issued pursuant to a registration statement on Form S-8 and become freely tradeable, subject to certain requirements of Rule 144. See "Shares Eligible for Future Sale" and "Soxco Acquisition."

                                  THE COMPANY


     Houston Exploration is an independent natural gas and oil company engaged in the exploration, development and acquisition of domestic natural gas and oil properties. The Company's offshore properties are located in the shallow waters (up to 600 feet) of the Gulf of Mexico, and its onshore properties are located in South Texas, the Arkoma Basin, East Texas and West Virginia. At December 31, 1995, the Company had net proved reserves of 346 Bcfe. Approximately 98% of the Company's net proved reserves on such date were natural gas and approximately 73% of proved reserves were classified as proved developed. The Company operates approximately 82% of its Gulf of Mexico production and approximately 92% of its onshore production. The Company believes its primary strengths are its high quality reserves, its substantial inventory of exploration and development opportunities, its in-house expertise in generating new prospects, and its geographic focus and low-cost operating structure.



     The Company was incorporated in Delaware in December 1985 and commenced operations in January 1986. The Company has focused since its inception primarily on the exploration and development of high potential prospects offshore in the Gulf of Mexico. In February 1996, Brooklyn Union implemented a reorganization of its exploration and production assets by transferring to Houston Exploration certain onshore producing properties and developed and undeveloped acreage. Brooklyn Union believes that Houston Exploration will provide a competitive vehicle with a stand-alone capital structure through which Brooklyn Union can continue to participate in the exploration for and production of natural gas and oil and maximize the long-term value of its substantial investment in that business. Brooklyn Union distributes natural gas in an area of New York City with a population of four million. A marketing company affiliated with Brooklyn Union purchases approximately 41% of the Company's natural gas production at market prices, based upon historical production as of May 31, 1996. See "Related Party Transactions."


     The Company's principal executive offices are located at 1331 Lamar, Suite 1065, Houston, Texas 77010 and its telephone number is (713) 652-2847.


                             TRANSTEXAS ACQUISITION



     On July 2, 1996, the Company acquired certain natural gas and oil properties and associated gathering pipelines and equipment located in Zapata County, Texas from TransTexas. The properties acquired in the TransTexas Acquisition represent approximately 113 Bcfe of the Company's net proved reserves of 346 Bcfe as of December 31, 1995. The Company acquired a 100% working interest (95% after the exercise by James G. Floyd, the Company's President and Chief Executive Officer, of his right to purchase a 5% working interest) in the approximately 156 wells on such properties. The purchase price of $62.2 million ($59.1 million after giving effect to the exercise of Mr. Floyd's purchase option) for the TransTexas Acquisition is subject to adjustment based on production and expenses related to the assets between the May 1, 1996 effective date of the TransTexas Acquisition and July 2, 1996. The purchase price for the TransTexas Acquisition was paid in cash, financed by borrowings under the Company's credit facility. If the Company notifies TransTexas of title defects to any of the properties acquired in the TransTexas Acquisition at any time during the 60 days following the closing of the TransTexas Acquisition, TransTexas must cure the title defect at its expense or the Company will be entitled to reconvey the property in question to TransTexas and receive a return of the purchase price paid for such property. Of the purchase price, $6 million has been placed in escrow to satisfy title defects during such 60 day period.



     In connection with the TransTexas Acquisition, the Company and TransTexas entered into a Gas Exchange Agreement whereby the Company has agreed, subject to certain conditions, to deliver, for the term of the acquired leases, all of the gas produced from such leases to TransTexas' pipeline in exchange for an equivalent amount of gas (measured in Btus) at a designated delivery point where the TransTexas pipeline connects with several major interstate pipelines. The Company has agreed to pay TransTexas a fee on a per Mmbtu basis for exchanging the gas production at the collection point with the gas at the designated delivery point.

                               SOXCO ACQUISITION


     On July 1, 1996, the Company entered into an asset purchase agreement with Soxco, providing for the acquisition by the Company of substantially all of the natural gas and oil properties and related assets of Soxco, representing approximately 32 Bcfe of the Company's net proved reserves of 346 Bcfe as of December 31, 1995. Soxco's natural gas and oil properties consist solely of working interests in producing properties and developed and undeveloped acreage located in the Gulf of Mexico that are operated by the Company or in which the Company also has a working interest. Pursuant to the Soxco Acquisition, the Company will pay Soxco cash in the aggregate amount of $23.7 million (subject to certain adjustments), and issue to Soxco a number of shares of Common Stock (estimated to be approximately 787,800 shares) with an aggregate value (determined by reference to the initial public offering price) of $11.8 million. The cash portion of the purchase price paid in connection with the Soxco Acquisition will be funded with the proceeds of this Offering. In addition to the foregoing, the Company will pay Soxco a deferred purchase price of up to $17.6 million payable in two installments, on January 31, 1997 and January 31, 1998. The amount of the deferred purchase price installments will be determined by the probable reserves of Soxco as of December 31, 1995 (approximately 17.6
Bcfe) that are produced prior to or classified as proved as of December 31, 1996 and December 31, 1997, respectively, provided that Soxco is entitled to receive a minimum deferred purchase price of approximately $8.8 million. The amounts so determined will be paid in shares of Common Stock based on the fair market value of such stock at the time of issuance. The Soxco Acquisition will close concurrently with, is conditioned upon and is a condition to the completion of this Offering.



     Under the terms of the Soxco agreement, the Company has granted three demand and certain piggyback registration rights with respect to the shares of Common Stock to be issued in connection with the Soxco Acquisition. Such registration rights are subject to certain conditions and are exercisable beginning 180 days after the date of this Prospectus.


                                USE OF PROCEEDS


     The net proceeds to the Company from this Offering at an assumed initial public offering price of $15.00 per share are expected to be approximately $96.2 million, after deducting estimated underwriting discounts and offering expenses ($111.3 million if the Underwriters' over-allotment option is exercised in full). Of such net proceeds, (i) approximately $72.5 million will be used to repay outstanding indebtedness under the Company's Credit Facility and (ii) approximately $23.7 million will be used to pay the cash portion of the Soxco Acquisition purchase price.



     The Credit Facility provides for maximum borrowings of $150 million, subject to borrowing base limitations, on a revolving basis. At July 3, 1996, the borrowing base was $150 million, $143 million of which was borrowed and $1.6 million of which was committed under outstanding letter of credit obligations. The Credit Facility matures on July 1, 2000. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) a fluctuating rate equal to the higher of the Federal Funds Rate plus 0.5% or the agent bank's prime rate or (ii) a fixed rate equal to a quoted LIBOR rate plus a margin between 0.5% and 1.125% depending upon the amount outstanding under the Credit Facility. Borrowings under the Credit Facility are used, together with cash generated from operations, to fund the Company's exploration and development expenditures and property acquisitions and to meet working capital needs. The Company financed the $62.2 million purchase price of the TransTexas Acquisition with borrowings under the Credit Facility. For a description of certain other terms of the Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                DIVIDEND POLICY

     The Company currently intends to retain its cash for the operation and expansion of its business, including exploration, development and acquisition activities. The Credit Facility contains restrictions on the payment of dividends to holders of Common Stock. Accordingly, the Company's ability to pay dividends will depend upon such restrictions and the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Company's Combined Financial Statements.

                                    DILUTION


     As of March 31, 1996, the pro forma net tangible book value (total tangible assets less total liabilities) of the Company giving effect to the TransTexas Acquisition and the Soxco Acquisition as if such transactions had been completed as of March 31, 1996 was approximately $122.1 million, or $6.09 per share of Common Stock. After giving effect to the receipt of $96.2 million of estimated net proceeds from this Offering (net of estimated underwriting discounts and commissions and offering expenses) at an assumed initial public offering price of $15.00 per share, the net tangible book value of the Common Stock outstanding at March 31, 1996 would have been $8.10 per share, representing an immediate increase in net tangible book value of $2.01 per share to the existing stockholder and an immediate dilution of $6.09 per share (the difference between the assumed initial public offering price and the net tangible book value per share after this Offering) to persons purchasing Common Stock at the assumed initial public offering price. The following table illustrates such per share dilution:



Assumed initial public offering price per share............................             $15.00
  Pro forma net tangible book value per share before this Offering.........   $ 6.09
  Increase in net tangible book value per share attributable to the sale of
     Common Stock in this Offering.........................................   $ 2.01
Net tangible book value per share after giving effect to this Offering.....             $ 8.10
Dilution in net tangible book value to the purchasers of Common Stock
  offered hereby...........................................................             $ 6.90


     The following table sets forth, as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by the existing stockholder and by new investors:


                                         SHARES PURCHASED         TOTAL CONTRIBUTION        AVERAGE
                                       ---------------------    -----------------------    PRICE PER
                                         NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                       ----------    -------    ------------    -------    ---------
Existing stockholder.................. 19,262,200       71%     $107,154,000       48%      $  5.56
Management............................    150,000        *         2,250,000        *         15.00
Soxco.................................    787,800        3        11,817,000        5         15.00
New investors.........................  7,000,000       26       105,000,000       47         15.00
                                       ----------      ---          --------      ---        ------
          Total....................... 27,200,000      100%     $226,221,000      100%      $  8.32
                                       ==========      ===          ========      ===        ======


- ---------------


* Less than 1%.



     The foregoing computations do not include (i) 1,360,000 shares of Common Stock (1,412,500 shares if the Underwriters' over-allotment option is exercised in full) issuable pursuant to options that will be granted to management and other employees upon completion of the Offering, at an exercise price per share equal to the initial public offering price, or (ii) shares of Common Stock with a fair market value at the time of issuance of up to $17.6 million issuable as the deferred purchase price for the Soxco Acquisition. See "Management -- 1996 Stock Option Plan" and "Soxco Acquisition." If the foregoing calculations assumed exercise of all such employee options (assuming an initial public offering price of $15.00 per share), the net tangible book value per share before this Offering would be $6.66, the net tangible book value per share after this Offering would be $8.47 and the dilution per share to new investors would be $6.53.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1996 on a historical basis and on a pro forma basis to reflect the TransTexas Acquisition, the Soxco Acquisition, the issuance of shares of Common Stock to certain executive officers of the Company, the sale of the shares of Common Stock in this Offering and the application of the net proceeds therefrom to repay debt and to pay the cash portion of the purchase price for the Soxco Acquisition. This table should be read in conjunction with "Use of Proceeds," "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements of the Company and the related Notes thereto included elsewhere in this Prospectus.



                                                                          MARCH 31, 1996
                                                                     -------------------------
                                                                     HISTORICAL   PRO FORMA(1)
                                                                     --------     ------------
                                                                     (IN THOUSANDS)
Long-term debt (including current maturities)......................  $ 74,964       $ 64,719
Stockholders' equity:
  Preferred Stock, $.01 par value, 5,000,000 shares authorized;
     no shares issued and outstanding..............................        --             --
  Common Stock, $.01 par value, 50,000,000 shares
     authorized; 19,262,200 shares issued and outstanding;
     27,200,000 shares issued and outstanding, as adjusted(2)(3)...       193            272
Additional paid in capital.........................................   106,961        217,099
Retained Earnings..................................................     3,130          2,984
                                                                     --------       --------
          Total stockholders' equity...............................   110,284        220,355
                                                                     --------       --------
            Total capitalization...................................  $185,248       $285,074
                                                                     ========       ========


- ---------------


(1) Gives effect to the Offering, the TransTexas Acquisition, the Soxco Acquisition and the issuance of shares of Common Stock to certain executive officers of the Company, including the assumed issuance of 7,937,800 shares of Common Stock and the application of the net proceeds of this Offering to pay the cash portion of the purchase price of the Soxco Acquisition and to repay a portion of the Company's outstanding indebtedness under the Credit Facility.



(2) Reflects the number of shares issued and outstanding immediately prior to the completion of the Offering.



(3) Does not include (i) 1,360,000 shares of Common Stock (1,412,500 shares if the Underwriters' over-allotment option is exercised in full) issuable pursuant to options to purchase Common Stock that will be granted to management and other employees upon completion of the Offering or (ii) shares of Common Stock with a fair market value at the time of issuance of up to $17.6 million issuable as the deferred purchase price for the Soxco Acquisition. See "Management -- 1996 Stock Option Plan" and "Soxco Acquisition."

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected combined historical financial data for the Company as of and for each of the periods indicated. The financial data for each of the five years ended December 31, 1995 are derived from the financial statements for the Company audited by Arthur Andersen LLP, the Company's independent public accountants. The financial data for the three months ended March 31, 1995 and 1996 are derived from the Company's unaudited financial statements, and in the opinion of management, include all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company for such interim periods. The results for the three months ended March 31, 1996 are not necessarily indicative of results for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements included elsewhere in this Prospectus.


                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                          YEAR ENDED DECEMBER 31,                       MARCH 31,
                                            ----------------------------------------------------   -------------------
                                              1991       1992       1993       1994       1995       1995       1996
                                            --------   --------   --------   --------   --------   ---------  --------
                                                                          (IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:
  Natural gas and oil revenues............. $ 17,566   $ 21,980   $ 37,462   $ 41,755   $ 39,431   $   9,498  $  9,980
  Other....................................    1,295        841        799        467      1,778         253       233
                                            --------   --------   --------   --------   --------    --------  --------
        Total revenues.....................   18,861     22,821     38,261     42,222     41,209       9,751    10,213
                                            --------   --------   --------   --------   --------    --------  --------
Expenses:
  Lease operating..........................    3,192      3,123      4,477      5,344      5,468       1,418     1,828
  Depreciation, depletion and
    amortization...........................   10,252     14,440     23,225     25,365     21,969       5,626     5,674
  General and administrative, net..........    3,460      2,840      2,454      3,460      3,486         869     1,492
  Nonrecurring charge(1)...................       --         --         --         --     12,000          --        --
  Writedown in carrying value of natural
    gas and oil properties.................       --     19,697         --         --         --          --        --
                                            --------   --------   --------   --------   --------    --------  --------
        Total operating expenses...........   16,904     40,100     30,156     34,169     42,923       7,913     8,994
Income (loss) from operations..............    1,957    (17,279)     8,105      8,053     (1,714)      1,838     1,219
Interest expense, net......................    1,700      1,469      1,764      2,102      2,398         621       461
                                            --------   --------   --------   --------   --------    --------  --------
Income (loss) before income taxes..........      257    (18,748)     6,341      5,951     (4,112)      1,217       758
Income tax provision (benefit).............     (673)    (7,440)     1,790        597     (3,809)         61      (218)
                                            --------   --------   --------   --------   --------    --------  --------
Net income (loss).......................... $    930   $(11,308)  $  4,551   $  5,354   $   (303)  $   1,156  $    976
                                            ========   ========   ========   ========   ========    ========  ========
BALANCE SHEET DATA:
Property, plant and equipment, net......... $ 92,863   $ 92,698   $127,911   $169,714   $216,678   $ 183,825  $228,406
Total assets...............................  125,491    130,154    165,031    201,678    247,496     211,459   262,344
Long-term debt.............................   34,500     40,800     46,600     65,650     71,862      66,259    74,964
Stockholder's equity.......................   40,252     48,466     65,575     88,866    103,236     100,393   110,284


- ---------------

(1) Represents an accrual for a nonrecurring charge incurred in connection with the reorganization effective in February 1996. See Note 10 of Notes to Combined Financial Statements.

                    PRO FORMA COMBINED FINANCIAL INFORMATION


     The unaudited pro forma combined statements of operations for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to the TransTexas Acquisition, the Soxco Acquisition and the application of the net proceeds of the Offering as if such transactions had been consummated as of January 1, 1995. The unaudited pro forma combined balance sheet as of March 31, 1996 gives effect to the TransTexas Acquisition, the Soxco Acquisition and the application of the net proceeds of the Offering as if such transactions had been consummated as of March 31, 1996. The unaudited pro forma combined statements of operations include certain adjustments to the historical combined statement of operations of the Company to give effect to the acquisition of the natural gas and oil properties.


     The pro forma combined financial information does not purport to be indicative of the results of operations of the Company had such transactions occurred on the dates assumed, nor is the pro forma combined financial information necessarily indicative of the future results of operations of the Company. The pro forma combined financial information should be read together with the Combined Financial Statements of the Company, including the Notes thereto, included elsewhere in the Prospectus.

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)


                                           HOUSTON    TRANSTEXAS      SOXCO      OFFERING      PRO FORMA
                                         EXPLORATION  ACQUISITION  ACQUISITION   AND OTHER     COMBINED
                                         HISTORICAL   ADJUSTMENTS  ADJUSTMENTS  ADJUSTMENTS   AS ADJUSTED
                                         -----------  -----------  -----------  -----------   -----------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
REVENUES:
  Natural gas and oil revenues..........   $39,431      $25,460(1)   $10,372(2)                 $75,263
  Other.................................     1,778           --           --                      1,778
                                           -------      -------      -------                    -------
       Total revenues...................    41,209       25,460       10,372                     77,041
EXPENSES:
  Lease operating.......................     5,468        4,315(1)     1,797(2)                  11,580
  Depreciation, depletion and
     amortization.......................    21,969       16,767(3)     7,123(3)                  45,859
  General and administrative, net.......     3,486           --(4)       215(4)       225(5)      3,926
  Nonrecurring charge...................    12,000           --           --           --        12,000
                                           -------      -------      -------      -------       -------
       Total operating expenses.........    42,923       21,082        9,135          225        73,365
INCOME (LOSS) FROM OPERATIONS...........    (1,714)       4,378        1,237         (225)        3,676
Interest expense, net...................     2,398           --           --         (474)(6)     1,924
                                           -------      -------      -------      -------       -------
Income (loss) before income taxes.......    (4,112)       4,378        1,237          249         1,752
Provision (benefit) for federal income
  taxes.................................    (3,809)       1,532(7)       433(7)        87(8)     (1,757)
                                           -------      -------      -------      -------       -------
NET INCOME (LOSS).......................   $  (303)     $ 2,846      $   804      $   162       $ 3,509
                                           =======      =======      =======      =======       =======
Pro forma net income per share..........                                                        $  0.13
Pro forma average shares outstanding....                                                         27,200


- ---------------


(1) Adjustment to reflect 95% of the historical revenues and direct operating expenses of the properties acquired from TransTexas.



(2) Adjustment to add all revenues and operating expenses related to the oil and gas properties acquired from Soxco.



(3) Adjustment to reflect additional depreciation, depletion and amortization for a combined full cost pool.



(4) Adjustment to general and administrative expense to reflect producing overhead charged by Houston Exploration to Soxco. Other than this adjustment, the Company does not expect to incur any other additional general and administrative expenses as a result of the TransTexas Acquisition and the Soxco Acquisition. However, the Company does expect to incur incremental general and administrative, specifically legal and outside professional services, expenses associated with the Company becoming a publicly traded entity. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."



(5) Adjustment to reflect the compensation expense recognized pursuant to the grant of 15,000 shares of Common Stock to certain executive officers of the Company, based upon an assumed initial public offering price of $15.00 per share.



(6) Adjustment to interest expense to reflect the repayment of $72.5 million of debt under the Credit Facility with proceeds from the Offering, excluding any interest income that would be earned from the Note Receivable from the Company's President.



(7) Adjustment to income tax expense to reflect the respective TransTexas Acquisition and the Soxco Acquisition adjustments.



(8) Adjustment to income tax expense to reflect the Offering and other adjustments.

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)


                                           HOUSTON     TRANSTEXAS      SOXCO                   PRO FORMA
                                         EXPLORATION  ACQUISITION   ACQUISITION   OFFERING     COMBINED
                                         HISTORICAL   ADJUSTMENTS   ADJUSTMENTS  ADJUSTMENTS  AS ADJUSTED
                                         -----------  ------------  -----------  -----------  -----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
  Natural gas and oil revenues..........   $ 9,980       $7,216(1)    $ 2,803(2)                $19,999
  Other.................................       233           --            --                       233
                                           -------       ------        ------                   -------
       Total revenues...................    10,213        7,216         2,803                    20,232
EXPENSES:
  Lease operating.......................     1,828        1,404(1)        376(2)                  3,608
  Depreciation, depletion and
     amortization.......................     5,674        2,996(3)      1,367(3)                 10,037
  General and administrative, net.......     1,492           --(4)         45(4)                  1,537
                                           -------       ------        ------       -----       -------
       Total operating expenses.........     8,994        4,400         1,788                    15,182
INCOME FROM OPERATIONS..................     1,219        2,816         1,015                     5,050
Interest expense, net...................       461           --            --        (118)(5)       343
                                           -------       ------        ------       -----       -------
Income before income taxes..............       758        2,816         1,015         118         4,707
Provision (benefit) for federal income
  taxes.................................      (218)         986(6)        355(6)       41(7)      1,164
                                           -------       ------        ------       -----       -------
NET INCOME..............................   $   976       $1,830       $   660       $  77       $ 3,543
                                           =======       ======        ======       =====       =======
Pro forma net income per share..........                                                        $  0.13
Pro forma average shares outstanding....                                                         27,200


- ---------------


(1) Adjustment to reflect 95% of the historical revenues and direct operating expenses of the properties acquired from TransTexas.



(2) Adjustment to add all revenues and operating expenses related to the oil and gas properties acquired from Soxco.



(3) Adjustment to reflect additional depreciation, depletion and amortization for a combined full cost pool.



(4) Adjustment to general and administrative expense to reflect producing overhead charged by Houston Exploration to Soxco. Other than this adjustment, the Company does not expect to incur any other additional general and administrative expenses as a result of the TransTexas Acquisition and the Soxco Acquisition. However, the Company does expect to incur incremental general and administrative, specifically legal and outside professional services, expenses associated with the Company becoming a publicly traded entity. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."



(5) Adjustment to interest expense to reflect the repayment of the $72.5 million of debt under the Credit Facility with proceeds from the Offering, excluding any interest income that would be earned from the Note Receivable from the Company's President.



(6) Adjustment to income tax expense to reflect the respective TransTexas Acquisition and the Soxco Acquisition adjustments.



(7) Adjustment to income tax expense to reflect the Offering adjustments.

                       PRO FORMA COMBINED BALANCE SHEETS
                              AS OF MARCH 31, 1996
                                  (UNAUDITED)


                              HOUSTON    TRANSTEXAS      SOXCO                  OFFERING       PRO FORMA
                            EXPLORATION  ACQUISITION  ACQUISITION   PRO FORMA   AND OTHER      COMBINED
                            HISTORICAL   ADJUSTMENTS  ADJUSTMENTS   COMBINED   ADJUSTMENTS    AS ADJUSTED
                            -----------  -----------  -----------   ---------  -----------    -----------
                                                          ($ IN THOUSANDS)
ASSETS:
  Current assets...........  $  32,835     $    --      $   134(1)  $ 32,969           79(2)   $  33,048
  Net property, plant and
     equipment.............    228,406      59,095(3)    44,208(4)   331,709        2,025(5)     333,734
  Other assets.............      1,103       3,110(6)        --        4,213           --          4,213
                              --------     -------      -------     --------     --------       --------
       TOTAL ASSETS........  $ 262,344     $62,205      $44,342     $368,891    $   2,104      $ 370,995
                              ========     =======      =======     ========     ========       ========
LIABILITIES:
  Current liabilities......     29,457          --       23,700(7)    53,157      (23,700)(9)     29,457
  Long-term debt...........     74,964      62,205(8)        --      137,169      (72,450)(9)     64,719
  Deferred federal income
     tax...................     47,607          --           --       47,607           --         47,607
  Other deferred
     liabilities...........         32          --        8,825(10)    8,857           --          8,857
                              --------     -------      -------     --------     --------       --------
       TOTAL LIABILITIES...    152,060      62,205       32,525      246,790      (96,150)       150,640
STOCKHOLDER'S EQUITY:
  Common stock.............        193(11)        --          8(12)      201           70 (13)       272
                                                                                        1
  Additional paid-in
     capital...............    106,961(11)        --     11,809(12)  118,770       96,080 (13)   217,099
                                                                                    2,249 (5)
  Retained earnings........      3,130          --           --        3,130         (146)(14)    2,984
                              --------     -------      -------     --------     --------       --------
       TOTAL STOCKHOLDER'S
          EQUITY...........    110,284          --       11,817      122,101       98,254        220,355
                              --------     -------      -------     --------     --------       --------
       TOTAL LIABILITIES
          AND STOCKHOLDER'S
          EQUITY...........  $ 262,344     $62,205      $44,342     $368,891    $   2,104      $ 370,995
                              ========     =======      =======     ========     ========       ========


- ---------------


 (1) Adjustment to reflect the assumption of Soxco's tubular inventory and gas imbalance receivable.



 (2) Adjustment to reflect the tax benefit of the compensation expense recognized pursuant to the grant of 15,000 shares of Common Stock to certain executive officers of the Company, based upon an assumed initial public offering price of $15.00 per share.



 (3) Adjustment to reflect the amount of the purchase price for the TransTexas Acquisition.



 (4) Adjustment to reflect the amount of the purchase price for the Soxco Acquisition allocated to natural gas and oil properties as follows: (i) $31.9 million for proved reserves, (ii) $3.5 million for leasehold interests and (iii) $8.8 million for the minimum deferred purchase price.



 (5) Adjustment to reflect the issuance of 135,000 shares of Common Stock to the Company's President in exchange for certain after program-payout working interests and the grant of 15,000 shares of Common Stock to certain other executive officers in exchange for services previously rendered, in each case based upon an assumed initial public offering price of $15.00 per share.



 (6) Adjustment to reflect a Note Receivable from the Company's President for his purchase of a 5% working interest in properties acquired by the Company in the TransTexas Acquisition.



 (7) Adjustment to reflect the accrual of $23.7 million for the cash portion of the purchase price for the Soxco Acquisition.

 (8) Adjustment to reflect incremental borrowings under the Credit Facility for the TransTexas Acquisition.



 (9) Adjustment to reflect use of proceeds: (i) payment of the $23.7 million cash portion of the purchase price for the Soxco Acquisition and (ii) repayment of $72.5 million of debt under the Credit Facility.



(10) Adjustment to reflect the minimum deferred purchase price for the Soxco Acquisition.



(11) Reflects the number of shares issued and outstanding immediately prior to the completion of the Offering.



(12) Adjustment to reflect the issuance of 787,800 shares of Common Stock to Soxco, based upon an assumed initial public offering price of $15.00 per share.



(13) Adjustment to reflect the estimated net proceeds from the sale of 7,000,000 shares of Common Stock in this Offering at an assumed initial public offering price of $15.00 per share.



(14) Adjustment to reflect the compensation expense, net of the current tax benefit, recognized pursuant to the grant of 15,000 shares of Common Stock to certain executive officers of the Company, based upon an assumed initial public offering price of $15.00 per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in an understanding of the Company's historical financial position and results of operations for the three months ended March 31, 1995 and 1996 and each year of the three-year period ended December 31, 1995. The Company's historical combined financial statements and notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with the following discussion.

GENERAL

     Houston Exploration was incorporated in December 1985 to conduct certain of the natural gas and oil exploration and development activities of Brooklyn Union. The Company has focused since its inception primarily on the exploration and development of high potential prospects in the Gulf of Mexico. Effective February 29, 1996, Brooklyn Union implemented a reorganization of its exploration and production assets by transferring to Houston Exploration certain onshore producing properties and developed and undeveloped acreage. At December 31, 1995, the Company had historical net proved reserves of 201 Bcfe, 97% of which were natural gas and 83% of which were classified as proved developed.


     The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate, which are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been highly volatile, and future decreases in natural gas and oil prices could have a material adverse effect on the Company's financial position, results of operations, quantities of natural gas and oil reserves that may be economically produced, and access to capital.



     The Company uses the full cost method of accounting for its investment in natural gas and oil properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of natural gas and oil reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved natural gas and oil reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flows from proved natural gas and oil reserves and the lower of cost or fair value of unproved properties, such excess costs are charged to operations. If a writedown is required, it would result in a charge to earnings but would not have an impact on cash flows from operating activities.



     Although the Company will incur additional general and administrative expenses as a result of becoming a public company and will experience the elimination of certain overhead reimbursements from Soxco, the Company believes that cost savings resulting from the February 1996 reorganization, the increase in its interest in certain Gulf of Mexico properties resulting from the Soxco Acquisition and expected production increases as recently drilled wells come on-line will result in lower general and administrative costs as compared to recent historical levels on a per unit of production basis. Further, primarily as a result of the small number of working interest and royalty owners, the TransTexas assets will not require any material increase in general and administrative costs. As a result, the Company expects a reduction in such expenses on a per unit of production basis. In addition, the Company believes that the geographic focus of its operations will allow the Company to achieve significant reserve and production growth without materially increasing the existing level of general and administrative expenses.


     The Company incurs certain production gas volume imbalances in the ordinary course of business and utilizes the entitlements method to account for its gas imbalances. Under this method, income is recorded based on the Company's net revenue interest in production or nominated deliveries. Deliveries in excess of these amounts are recorded as liabilities, while underdeliveries are reflected as assets. Production imbalances are valued using market value. Management does not believe that the Company has any material overproduced gas balances.

     The Company receives reimbursement for administrative and overhead expenses incurred on the behalf of other working interest owners of properties operated by the Company. In addition, the Company capitalizes general and administrative costs and interest expense directly related to its acquisition, exploration and development activities.


     The Company utilizes natural gas forward contracts or fixed-floating price swaps for a portion of its natural gas production to achieve a more predictable cash flow, as well as to reduce its exposure to adverse price fluctuations of natural gas. The swap agreements call for the Company to receive or make payment based upon the differential between a fixed and a variable commodity price specified in the contracts. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in natural gas and oil revenues in the period of the hedged production. As of May 31, 1996, the Company had entered into contracts covering an average of approximately 41,500 Mmbtu per day (approximately 40,000 Mcf/d) of its 1996 natural gas production through late 1997 at weighted average prices of $1.89 per Mmbtu, before transaction and transportation costs. As of May 31, 1996, the Company had net production of approximately 69,900 Mcfe per day.



     Prior to the completion of this Offering, Houston Exploration has been included in the consolidated federal income tax return of its parent Brooklyn Union. Under the Company's tax sharing agreement with Brooklyn Union, the Company receives from, or pays to, Brooklyn Union an amount equal to the reduction or increase in the currently payable federal income taxes of Brooklyn Union resulting from the inclusion of the Company's taxable income or loss in the consolidated Brooklyn Union return whether or not such amounts could be utilized by the Company on a separate return basis. After completion of this Offering, the Company will no longer be included in Brooklyn Union's consolidated federal income tax return. Thus, any reduction in currently payable federal income taxes that cannot be utilized by the Company on a separate return basis will now have to be deferred or, in the case of certain tax credits, possibly forgone.


     The Company's combined historical financial statements include the historical results of operations associated with the onshore producing properties and developed and undeveloped acreage transferred to the Company by FRI, a subsidiary of Brooklyn Union, in the February 1996 reorganization implemented by Brooklyn Union. Accordingly, the Company's historical results of operations reflect a nonrecurring charge of $12 million accrued in the year ended December 31, 1995 with respect to remuneration to which certain employees of FRI were entitled for the increase in the value of the transferred properties prior to the reorganization. In February 1996, certain of these individuals filed suit against Brooklyn Union, FRI and the Company alleging breach of contract, breach of fiduciary duty, fraud, negligent misrepresentation and conspiracy, seeking actual damages in excess of $35 million and punitive damages in excess of $70 million. FRI has agreed to indemnify the Company against any liability associated with the remuneration to which its former employees were entitled and any damages awarded in the suit. In addition, Holdings, the subsidiary of Brooklyn Union that holds all of the currently outstanding Common Stock of the Company, has agreed to indemnify the Company against any such liabilities, and has agreed to pledge all of its holdings of Common Stock to secure such indemnification obligation. As a result of such arrangements, the Company believes that it will not be required to pay any damages resulting from such suit, even if a judgment adverse to the Company is rendered in the suit. However, the Company would incur an additional non-cash charge in addition to the $12 million charge previously taken by the Company in the event it is determined that the remuneration payable to the former employees of FRI and any damages from the suit exceed $12 million, which would have the effect of reducing the Company's reported income (or resulting in or increasing a loss) in the period in which any such additional charge is determined. See "Risk
Factors -- Pending Legal Proceedings" and "Business -- Legal Proceedings."

RESULTS OF OPERATIONS

     The following table sets forth the Company's historical natural gas and oil production data during the periods indicated:


                                                                                 THREE MONTHS
                                                                                     ENDED
                                                     YEAR ENDED DECEMBER 31,       MARCH 31,
                                                     ------------------------   ---------------
                                                      1993     1994     1995     1995     1996
                                                     ------   ------   ------   ------   ------
Production:
  Natural gas (Mmcf)...............................  22,555   22,437   21,077    4,882    5,735
  Oil (Mbbls)......................................     101      102      100       30       23
  Total (Mmcfe)....................................  23,161   23,049   21,677    5,062    5,873
Average sales prices:
  Natural gas (per Mcf)(1).........................  $ 1.58   $ 1.79   $ 1.79   $ 1.84   $ 1.67
  Oil (per Bbl)....................................   16.96    15.85    16.54    17.39    16.26
Expenses (per Mcfe):
  Lease operating..................................  $ 0.19   $ 0.23   $ 0.25   $ 0.28   $ 0.31
  Depreciation, depletion and amortization.........    1.00     1.10     1.01     1.11     0.97
  General and administrative, net..................    0.11     0.15     0.16     0.17     0.25


- ---------------


(1) Reflects the effects of hedging. Absent the effects of hedging, average realized natural gas prices would have been $2.06, $1.83 and $1.53 per Mcf for the years ended December 31, 1993, 1994, and 1995, respectively, and $1.44 and $2.29 per Mcf for the three months ended March 31, 1995 and 1996, respectively.


RECENT FINANCIAL AND OPERATING RESULTS

  COMPARISON OF QUARTER ENDED MARCH 31, 1995 AND 1996


     General. Houston Exploration's production increased 16% or 811 Mmcfe from 5,062 Mmcfe for the first quarter of 1995 to 5,873 Mmcfe for the first quarter of 1996. The increase in production can be attributed to shut-in production in the first quarter of 1995 due to severely depressed natural gas prices and the commencement of production from additional properties.



     Natural Gas and Oil Revenues. Natural gas and oil revenues increased 5% or $0.5 million from $9.5 million for the first quarter of 1995 to $10.0 million for the first quarter of 1996 as a result of the 16% increase in production, offset in part by a decrease in average realized natural gas prices of 9% or $0.17 per Mcf from $1.84 per Mcf in the first quarter of 1995 to $1.67 per Mcf in the first quarter of 1996.



     As a result of hedging activities, the Company realized an average gas price of $1.67 per Mcf compared to an average price of $2.29 per Mcf that otherwise would have been received for the first quarter of 1996, resulting in a $3.5 million decrease in natural gas revenues for the three month period. For the first quarter of 1995, the average realized gas price was $1.84 per Mcf compared to an unhedged average gas price of $1.44, resulting in an increase to natural gas revenues of $1.9 million for the quarter.



     Lease Operating Expenses. Lease operating expenses increased 29% or $0.4 million from $1.4 million for the first quarter of 1995 to $1.8 million for the first quarter of 1996. On an Mcfe basis, lease operating expenses increased 11% from $0.28 for the first quarter of 1995 to $0.31 for the first quarter of 1996. The increase in costs for the first quarter of 1996 reflects the higher initial operating costs associated with bringing new facilities and wells on line.



     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense remained relatively flat for both the first quarter of 1995 and the first quarter of 1996. Depreciation, depletion and amortization expense per Mcfe decreased from $1.11 for the first quarter of 1995 to $0.97 for the first quarter of 1996. The lower rate for the first quarter of 1996 reflects added reserves.

     General and Administrative Expenses. General and administrative expenses, net of overhead reimbursements received from other working interest owners of $0.4 million and $0.3 million for the first quarters of 1995 and 1996, respectively, increased 72% or $0.6 million from $0.9 million for the first quarter of 1995 to $1.5 million for the first quarter of 1996. The Company capitalized general and administrative expenses directly related to oil and gas exploration and development activities of $0.8 million and $1.1 million, respectively for the first quarters of 1995 and 1996. The increase in net general and administrative expenses for the first quarter of 1996 as compared to the first quarter of 1995 is a result of certain one-time expenses incurred in conjunction with the combination of offshore and onshore operations. On an Mcfe basis, general and administrative expenses increased from $0.17 for the first quarter of 1995 to $0.25 for the first quarter of 1996, reflecting the increased expenses incurred during the first quarter of 1996.


     Income Tax Provision. Income tax expense decreased from an expense of $0.1 million for the first quarter of 1995 to a benefit of $0.2 million for the first quarter of 1996 due to the utilization of incremental Section 29 tax credits associated with increased production from certain onshore properties.


     Net Income. Net income decreased from $1.2 million for the first quarter of 1995 to $1.0 million for the first quarter of 1996. Although production increased for the first quarter of 1996 as compared to the first quarter of 1995, operating income decreased $0.6 million from $1.8 million for the first quarter of 1995 to $1.2 million for the first quarter of 1996 as a result of a decline in natural gas revenues of $3.5 million due to hedging activities, higher lease operating costs associated with new properties and an increase in general and administrative expense during the first quarter of 1996 as compared to the first quarter in 1995.


  COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND 1995


     General. Houston Exploration's production decreased 6% or 1,372 Mmcfe from 23,049 Mmcfe in 1994 to 21,677 Mmcfe in 1995. Lower production rates from year earlier levels resulted from voluntary shut-ins in the first quarter of 1995 due to severely depressed natural gas prices, combined with natural production declines. In addition, capital spending constraints for offshore exploration in 1992 and 1993 contributed to the 1995 production shortfall. Production declines were offset somewhat by new production at Mustang Island 759 and East Cameron
82. Despite the successful drilling of eight offshore wells, only one of these new wells, East Cameron 82, was producing by year end 1995. In 1994, capital expenditures for offshore exploration increased by $9.4 million, more than two times year earlier levels, and the Company anticipates improvement in production performance as its 1994 exploratory successes, together with 1995 development wells, are brought on line in 1996.



     Natural Gas and Oil Revenues. Natural gas and oil revenues decreased 6% or $2.3 million from $41.7 million in 1994 to $39.4 million in 1995 as a result of the 6% decrease in production. Average realized natural gas prices remained flat at $1.79 per mcf in both 1994 and 1995.



     As a result of hedging activities, the Company realized an average gas price of $1.79 per Mcf compared to an average price of $1.53 per Mcf that otherwise would have been received, resulting in a $5.6 million increase in natural gas and oil revenues for 1995. For 1994, the average realized gas price was $1.79 per Mcf compared to an unhedged average gas price of $1.83, resulting in a $0.8 decrease in natural gas and oil revenues for the year.


     Lease Operating Expenses. Lease operating expense for the year ended 1995 increased 2% or $0.1 million from $5.3 million in 1994 to $5.4 million in 1995. On an Mcfe basis, lease operating costs increased 9% from $0.23 in 1994 to $0.25 in 1995, corresponding to the decrease in 1995 production.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense decreased 13% from $25.4 million in 1994 to $22.0 million in 1995. The decrease was attributable to a lower depletion rate per Mcfe combined with decreased production. Depreciation, depletion and amortization expense per Mcfe decreased from $1.10 in 1994 to $1.01 in 1995, due to a higher successful drilling rate in 1995 as compared to 1994.

     General and Administrative Expenses. General and administrative expenses, net of overhead reimbursements received from other working interest owners of $1.3 million and $1.2 million in 1994 and 1995, respectively, remained flat at $3.5 million for both 1994 and 1995. The Company capitalized general and administrative expenses directly related to oil and gas exploration and development activities of $3.9 million and $4.1 million, respectively for 1994 and 1995. On an Mcfe basis, general and administrative expenses increased from $0.15 in 1994 to $0.16 in 1995, reflecting flat costs and lower production.

     Nonrecurring Charge. The Company accrued a $12 million nonrecurring charge in the year ended December 31, 1995 to reflect the estimated amount of remuneration payable to former employees of FRI. See "-- General" and Note 10 to Notes to Combined Financial Statements.


     Income Tax Provision. Income tax expense decreased from an expense of $0.6 million in 1994 to a benefit of $3.8 million in 1995. The benefit in 1995 reflects the tax effect of the $12.0 million nonrecurring charge as well as the utilization of Section 29 tax credits received for specific onshore properties.



     Net Income (Loss). Net income decreased $5.7 million from $5.4 million in 1994 to a loss of $0.3 million in 1995, primarily as a result of the $12.0 million nonrecurring charge. Operating income before the $12.0 million nonrecurring charge increased $2.2 million from $8.1 million in 1994 to $10.3 million in 1995 as a result of additional revenues recognized from hedging activities and lower depreciation, depletion and amortization expense resulting from lower production volumes and lower depletion rates.


COMPARISON OF YEARS ENDED DECEMBER 31, 1993 AND 1994

     General. The Company's production remained flat with only a slight decrease from 23,161 Mmcfe in 1993 to 23,049 Mmcfe in 1994. Offshore production declined by approximately 5,000 Mmcfe while onshore production increased by approximately the same amount. Both onshore and offshore properties were voluntarily shut-in during October and November 1994 due to severely depressed natural gas prices. This voluntary shut-in included the Matagorda Island 600 complex, a key offshore producing property. The net onshore production increases were attributable to the acquisition of properties in the Arkoma Basin, West Virginia and the Willow Springs field in East Texas in 1994, combined with a full year of production from properties acquired in the Arkoma Basin in 1993.


     Natural Gas and Oil Revenues. Natural gas and oil revenues increased 11% from $37.5 million in 1993 to $41.8 million in 1994. Production of natural gas decreased from 22,555 Mmcf in 1993 to 22,437 Mmcf in 1994, while the average net realized price of natural gas increased 13% from $1.58 per Mcf in 1993 to $1.79 per Mcf for the year ended December 31, 1994. Average net realized natural gas prices would have been $2.06 per Mcf in 1993 and $1.83 per Mcf in 1994 if hedges had not been in place during such periods. Hedging activities reduced natural gas revenues by $10.7 million in 1993 as compared to a reduction of $0.8 million in 1994.



     Lease Operating Expenses. Lease operating expenses increased by $0.9 million or 19% from 1993 to 1994. On an Mcfe basis, lease operating costs increased by 21% from $0.19 in 1993 to $0.23 in 1994. The cost increase and the per unit increase reflects the increase in onshore operating costs from acquired properties.


     Depreciation, Depletion and Amortization. Total depreciation, depletion and amortization expense increased by $2.2 million or 9% from $23.2 million in 1993 to $25.4 million in 1994. Depreciation, depletion and amortization expense per Mcfe increased 10% from $1.00 in 1993 to $1.10 in 1994 due to increases in finding costs during 1994.

     General and Administrative Expenses. General and administrative expenses, net of overhead reimbursements received by the Company from other working interest owners of $1.2 million and $1.3 million in 1993 and 1994, respectively, increased 40% from $2.5 million in 1993 to $3.5 million in 1994. The increase was a result of a decrease, beginning in the fourth quarter of 1993, in overhead reimbursements received from a joint interest partner. The Company capitalized general and administrative costs directly related to gas and oil exploration and development activities of $4.4 million and $3.9 million for years ended 1993 and 1994.



     Income Tax Provision. The provision for income taxes decreased from a provision of $1.8 million in 1993 to $0.6 million in 1994 due to a decrease in the effective tax rate from 28% in 1993 to 10% in 1994 as a result of the utilization of additional Section 29 tax credits and an increase in percentage depletion.


     Net Income. Operating income in 1994 remained flat at $8.1 million as compared to 1993. The Company's income tax provision decreased from $1.8 million in 1993 to $0.6 million in 1994 and as a result, net income increased from $4.6 million in 1993 to $5.4 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has historically funded its operations, acquisitions, capital expenditures and working capital requirements from cash flows from operations, bank borrowings and capital contributions from Brooklyn Union. The Company had an $8.6 million working capital deficit as of March 31, 1996, which includes the $12.0 million accrual for the nonrecurring charge. See "-- General" and "Business -- Legal Proceedings."


     The Company's primary sources of funds for each of the past four years is reflected in the following table:

                                                            YEARS ENDED DECEMBER 31,
                                                   -------------------------------------------
                                                    1992        1993        1994        1995
                                                   -------     -------     -------     -------
                                                                 (IN THOUSANDS)
Net cash provided by operating activities........  $ 7,396     $40,896     $26,074     $55,778
Net borrowings under Credit Facility.............    6,300       5,800      19,050       6,212
Capital contributions by Brooklyn Union..........   21,047      12,558      18,021       6,873

     The Company's net cash provided by operating activities for the first three months of 1996 was $10.5 million compared to $8.6 million for the same period of 1995.

     The Company's capital expenditures for each of the past four years is reflected in the following table:

                                                              YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                     1992         1993         1994         1995
                                                   --------     --------     --------     --------
                                                                   (IN THOUSANDS)
OFFSHORE
Acquisitions of properties.....................    $  7,472     $  9,796     $ 12,890     $ 18,236
Development....................................      12,146       10,058        9,351       32,228
Exploration....................................       3,930        5,983       15,370        6,355
                                                   --------     --------     --------     --------
                                                     23,548       25,837       37,611       56,819
ONSHORE
Acquisitions of properties.....................    $  3,519     $ 31,446     $ 22,886     $  2,803
Development....................................       5,463        1,274        2,439        8,935
Exploration....................................          --           --        2,060          869
                                                   --------     --------     --------     --------
                                                      8,982       32,720       27,385       12,607
                                                   --------     --------     --------     --------
          Total................................    $ 32,530     $ 58,557     $ 64,996     $ 69,426
                                                   ========     ========     ========     ========

     The Company's capital expenditures for the first three months of 1996 consisted of $1.0 million, $8.5 million and $6.4 million for acquisitions of properties, development and exploration, respectively, offshore, and $0.3 million, $1.7 million and $0.2 million for acquisitions of properties, development and exploration, respectively, onshore.


     The Company's capital expenditure budget for 1996 includes $28 million and $35 million, respectively, for exploration and development. These amounts include development costs associated with recently acquired properties and amounts that are contingent upon drilling success. The Company will continue to evaluate its capital spending plans through the year. No significant abandonment or dismantlement costs are anticipated through 1996. Actual levels of capital expenditures may vary significantly due to a variety of factors, including drilling results, natural gas and oil prices, industry conditions and outlook and future acquisitions of properties. The Company believes cash flows from operations and borrowings under its credit facility will be sufficient to fund these expenditures. The Company will continue to selectively seek acquisition opportunities for proved reserves with substantial exploration and development potential both offshore and onshore. The size and timing of capital requirements for acquisitions is inherently unpredictable. The Company expects to fund exploration and development through a combination of cash flow from operations, borrowings under its credit facility, additional borrowing facilities or the issuance of equity or debt securities.



     The Company has entered into a credit facility (the "Credit Facility") with a syndicate of lenders led by Texas Commerce Bank National Association ("TCB") which provides a maximum loan amount of $150 million, subject to borrowing base limitations, on a revolving basis. On July 3, 1996, the borrowing base was $150 million, $143 million of which was borrowed and $1.6 million was committed under outstanding letter of credit obligations. The Credit Facility matures on July 1, 2000. The Credit Facility is secured by a pledge of all of the Company's outstanding capital stock; however, upon the closing of the Offering the shares will be released and the Credit Facility will be unsecured. Advances under the Credit Facility bear interest, at the Company's election at (i) a fluctuating rate ("Base Rate") equal to the higher of the Federal Funds Rate plus 0.5% or TCB's prime rate or (ii) a fixed rate ("Fixed Rate") equal to a quoted LIBOR rate plus a margin between 0.5% and 1.125% depending on the amount outstanding under the Credit Facility. Interest is due at calendar quarters for Base Rate loans and at the earlier of maturity or three months from the date of the loan for Fixed Rate loans. The Credit Facility contains covenants of the Company, including certain restrictions on liens and financial covenants which require the Company to, among other things, maintain (i) a minimum tangible net worth of $95 million plus 50% of net income (excluding net losses) and 75% of net equity proceeds and (ii) a total debt to capitalization ratio of less than 60% prior to the Offering and 55% thereafter. The Credit Facility also restricts the Company's ability to purchase or redeem its capital stock or to pledge its oil and gas properties or other assets. The borrowing base under the Credit Facility is determined by TCB in its discretion in accordance with TCB's then current standards and practices for similar oil and gas loans taking into account such factors as TCB deems appropriate.



     Pursuant to the Credit Facility, the Company may declare and pay cash dividends to its stockholders provided that (i) no defaults exist and the Company will not be in default with respect to any financial covenants as a result of such dividend payment and (ii) the Company continues to have a ratio of consolidated total debt to consolidated total capitalization of less than 55%. Accordingly, the Company's ability to pay dividends will depend upon such restrictions and the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors. See "Dividend Policy."



     For a description of certain bonding requirements related to offshore production proposed by the Minerals Management Service, see
"Business -- Environmental Matters."

                                    BUSINESS

OVERVIEW


     Houston Exploration is an independent natural gas and oil company engaged in the exploration, development and acquisition of domestic natural gas and oil properties. The Company's offshore properties are located in the shallow waters (up to 600 feet) of the Gulf of Mexico, and its onshore properties are located in South Texas, the Arkoma Basin, East Texas and West Virginia. The Company has grown its Gulf of Mexico reserves and production through exploratory drilling and subsequent development of prospects originally generated utilizing in-house geological and geophysical expertise. The Company has grown its onshore reserves and production through successful acquisitions and subsequent exploitation and development of low risk, long-lived reserves. The Company believes that these lower risk projects and the stable production from its longer-lived onshore properties complement its high potential exploratory prospects in the Gulf of Mexico by balancing risk and reducing volatility.



     The Company believes its primary strengths are its high quality reserves, its substantial inventory of exploration and development opportunities, its expertise in generating new prospects and its geographic focus and low-cost operating structure. At December 31, 1995, the Company had net proved reserves of 346 Bcfe. Approximately 98% of the Company's net proved reserves on such date were natural gas and approximately 73% of proved reserves were classified as proved developed. The Company operates approximately 82% of its Gulf of Mexico production and approximately 92% of its onshore production.



     The geographic focus of the Company's operations in the Gulf of Mexico and core onshore areas of operation enable it to manage a large asset base with a relatively small number of employees and to add production at relatively low incremental cost. The Company achieved pro forma lease operating expenses of $0.25 per Mcfe of production and pro forma general and administrative expenses of $0.08 per Mcfe of production for the year ended December 31, 1995.


STRATEGY

     The Company's strategy is to expand its reserves and increase its cash flow through the exploration of Gulf of Mexico prospects which are internally generated by the Company, the continued development of its existing offshore and onshore properties and the selective acquisition of additional properties both offshore and onshore. The Company implements its strategy by focusing on the following key strengths:

     - High potential exploratory drilling in the Gulf of Mexico

     - Low risk exploitation and development drilling in core onshore areas of operation

     - Use of advanced technology for in-house prospect generation

     - Opportunistic acquisitions with additional exploratory and/or development potential

     - High percentage of operated properties to control operations and costs

     - Geographically focused operations


     High Potential Exploratory Drilling in the Gulf of Mexico. The Company plans to drill at least five additional exploratory wells in the Gulf of Mexico in the remainder of 1996, the successful completion of any one of which could substantially increase the Company's reserves. The Company believes it has assembled a three year inventory of exploration and development drilling opportunities in the Gulf of Mexico. The Company holds interests in 49 lease blocks, representing 230,531 gross (147,180 net) acres, in federal and state waters in the Gulf of Mexico, of which 28 have current operations. The Company has a 100% working interest in 16 of these lease blocks and a 50% or greater working interest in 17 other lease blocks. During 1994 and 1995, the Company drilled five successful exploratory wells and 11 successful development wells in the Gulf of Mexico, resulting in added net proved reserves of approximately 61 Bcfe. During the first half of 1996, the Company drilled three successful exploratory wells and one successful development well. The Company anticipates that approximately $50 million of its $63 million 1996 capital expenditure budget (excluding acquisitions) will be spent on offshore projects. In addition, the Company intends to continue its participation in federal lease sales and to actively pursue attractive farm-in opportunities as they arise. As of May 31, 1996, net production from the Company's Gulf of Mexico properties was approximately 52,400 Mcfe per day.



     Low Risk Exploitation and Development Drilling Onshore. The Company owns significant onshore natural gas and oil properties in South Texas, the Arkoma Basin of Oklahoma and Arkansas, East Texas and West Virginia, accounting for approximately 63% of its net proved reserves as of December 31, 1995. Since the beginning of 1994, the Company has drilled or participated in the drilling of 22 successful development wells and three successful exploratory wells onshore. The Company plans to drill 16 development wells onshore during the remainder of 1996. The Company believes that these lower risk projects and the stable production from its longer-lived onshore properties complement its higher potential Gulf of Mexico operations and reserve base. The Company's onshore properties represent interests in 1,060 gross (657 net) wells, and 169,575 gross (96,780 net) acres. The Company anticipates that approximately $13 million of its $63 million 1996 capital expenditure budget (excluding acquisitions) will be spent on onshore projects. In addition the Company anticipates that it will continue to acquire onshore properties with exploitation and development potential in its core areas of operation as opportunities arise. As of May 31, 1996, net production from the Company's onshore properties was approximately 72,500 Mcfe per day.


     Use of Advanced Technology for In-House Prospect Generation. The Company generates virtually all of its Gulf of Mexico exploration prospects utilizing in-house geological and geophysical expertise. The Company uses advanced technology, including 3-D seismic and in-house computer-aided exploration technology, to reduce risks, lower costs and prioritize drilling prospects. The Company has acquired approximately 1,100 square miles of 3-D seismic data, including 3-D seismic surveys on 29 of its offshore lease blocks and on possible lease and acquisition prospects, and 60,500 linear miles of 2-D seismic data on its offshore properties. The Company has 12 geologists/geophysicists with average industry experience of approximately 30 years and five geophysical workstations for use in interpreting 3-D seismic data. The availability of 3-D seismic data for Gulf of Mexico properties at reasonable costs has enabled the Company to identify multiple exploration and development prospects in the Company's existing inventory of properties and to define possible lease and acquisition prospects.


     Opportunistic Acquisitions. Although the Company's primary strategy is to grow its reserves through the drillbit, the Company anticipates making opportunistic acquisitions in the Gulf of Mexico with exploratory potential and in core areas of operation onshore with exploitation and development potential. The Company has a successful track record of building its reserves through opportunistic acquisitions in the Gulf of Mexico and onshore. The Company recently acquired significant onshore properties in South Texas and has agreed to acquire additional interests in offshore properties in the Gulf of Mexico.



     High Percentage of Operated Properties. The Company prefers to operate its properties in order to manage production performance while controlling operating expenses and the timing and amount of capital expenditures. Properties operated by the Company account for 82% of its Gulf of Mexico production and approximately 92% of its onshore production. Houston Exploration operates 16 platforms and 64 wells in the Gulf of Mexico and 924 wells onshore. The Company also pursues cost savings through the use of outside contractors for much of its offshore field operations activities and administrative work. As a result of these and other factors, the Company achieved pro forma lease operating expense of $0.25 per Mcfe of production and pro forma general and administrative expense of $0.08 per Mcfe of production for the year ended December 31, 1995.

     Geographically Focused Operations. Focusing drilling activities on properties in a relatively concentrated area in the Gulf of Mexico permits the Company to utilize its base of geological, engineering, exploration and production experience in the region. The geographic focus of the Company's operations allows it to manage a large asset base with a relatively small number of employees and enables the Company to add production at relatively low incremental costs. Management believes that the Gulf of Mexico area remains attractive for future exploration and development activities due to the availability of geologic data, remaining reserve potential and the infrastructure of gathering systems, pipelines, platforms and providers of drilling services and equipment. The Company's onshore strategy is to make opportunistic acquisitions of low risk, long-lived natural gas reserves of sufficient size to provide a core area of operation and to use that base to develop additional acquisition opportunities and exploitation drilling at little or no incremental overhead cost.


GULF OF MEXICO PROPERTIES


     The Company holds interests in 49 offshore blocks, of which 28 have current operations, and operates 22 of these blocks, accounting for approximately 88% of the Company's offshore production. The following table lists the Company's average working interest, net proved reserves and the operator for the Company's largest offshore properties as of December 31, 1995, representing 97% of the Company's Gulf of Mexico proved reserves and 90% of its offshore production:


                                                     PRO FORMA PROVED RESERVES AT
                                                         DECEMBER 31, 1995(1)
                                          AVERAGE    -----------------------------
                                          WORKING      GAS        OIL       TOTAL
                 FIELD                    INTEREST   (MMCF)     (MBBLS)    (MMCFE)      OPERATOR
- ----------------------------------------  -------    -------    -------    -------    ------------
Mustang Island Block 858................    82.5%     21,476       523      24,614    Company
Mustang Island Block 807................   100.0%     13,190        66      13,586    Company
Mustang Island Block 759................    25.0%     12,997        50      13,297    Third Party
West Cameron Block 76/77/60/61 Unit.....    10.9%     11,500        48      11,788    Third Party
East Cameron Block 82/83................    97.8%      9,616        43       9,874    Company
Mustang Island Block 785................    71.3%      9,363         2       9,375    Company
Matagorda Island Block 650/672/671......    45.4%      7,946        13       8,024    Company
Matagorda Island Block 651..............    79.6%      7,491         1       7,497    Company
Vermilion Block 203.....................    50.0%      6,532        52       6,844    Company
Galveston Block 272/252.................    43.9%      5,256        10       5,316    Company
South Marsh Island Block 252/253........    50.0%      5,129         5       5,159    Company
Eugene Island Block 48..................    86.5%      4,315        80       4,795    Company
Mustang Island Block 738................    49.9%      3,444        34       3,648    Company

- ---------------


(1) Gives effect to the Soxco Acquisition as if such transaction had been consummated at December 31, 1995.


       1994 AND 1995 OFFSHORE DRILLING ACTIVITY

     Since the beginning of 1994, the Company has drilled seven successful exploratory wells and 11 successful development wells on its Gulf of Mexico properties. During this same period, the Company drilled four exploratory wells and one development well that were not successful. Capital spending associated with the Company's Gulf of Mexico properties during 1994 and 1995 was $94.4 million, including $21.7 million for exploratory drilling, $41.6 million for development drilling and $31.1 million for acquisitions.

     The following is a summary of the Company's most significant exploration and development activities since the beginning of 1994 as well as additional exploration and development prospects identified on such properties:

     Mustang Island Block 858. The Company acquired a 50% working interest in Mustang Island Block 858 in September 1990. The Company will acquire an additional 32.5% working interest in this block in the Soxco Acquisition. The Company began drilling an exploratory well in Mustang Island Block 858 during late 1993. The well was successfully completed in 1994. The Company contracted for a proprietary 3-D seismic survey across the block to assist in planning its development activity. The Company drilled and completed two development wells on Mustang Island Block 858 during 1995, and is presently installing production facilities. The three completed wells have been production tested at a combined rate of 26,000 Mcf/d of gas and 527 Bbls/d of condensate. The Company expects that initial production will begin in July 1996. The Company owns substantial leasehold interests in adjacent blocks and is contemplating additional exploratory and development drilling.


     Mustang Island Block 807. The Company acquired a 25% working interest in Mustang Island Block 807 in September 1993. An exploratory well was successfully drilled in June 1994. In December 1994, the Company purchased the remaining 75% working interest in the block.


     Mustang Island Block 759. The Company acquired a 25% working interest in Mustang Island Block 759 in September 1993. An exploratory well was successfully drilled in December 1993, and development drilling commenced in May 1994 with the drilling of three development wells. In December 1994, an exploratory well was successfully drilled to test a new separate fault block not tested by the previous wells, although the well did not reach its targeted objective because of drilling difficulties. During the fourth quarter of 1995 an additional exploratory well was drilled to reach the targeted objective of the December 1994 well. The Company completed the drilling of one development well on Mustang Island Block 759 in early 1996. The "A" Platform and the "B" Platform were constructed and installed in early 1995, and four wells on the "A" Platform were completed and two wells on the "B" Platform were completed. Initial production began in late July 1995. The field is currently producing 32,000 Mcf/d (6,400 Mcf/d net) of gas and 200 Bbls/d (40 Bbls/d net) of condensate.



     East Cameron 82/83. The Company purchased a 100% interest in East Cameron Blocks 82, 83, 44 and 49 in February 1995. The property currently has two platforms, one on Block 82 and one on Block 44, and producing wells which are producing approximately 6,000 Mcf/d of gas. In connection with its purchase of the field, the Company committed to drill exploratory wells, a shallow well to be drilled within 90 days of the closing of the acquisition and a deep well to be drilled after completion of the shallow well. The Company completed the shallow well in May 1995. The well (in which the Company has a 95% working interest) commenced production in September 1995, and is currently producing 8,300 Mcf/d (5,600 Mcf/d net) of gas and 43 Bbls/d (28 Bbls/d net) of condensate. The Company drilled the deep well during the first quarter of 1996 and encountered no commercial amounts of hydrocarbons in the prospective deep zone, but the well is being completed in a shallower productive zone.



     Vermilion Block 203. The Company acquired a 50% working interest in Vermilion Block 203 in March 1991. The Company successfully drilled an exploratory well in February 1994. The Company contracted for a proprietary 3-D seismic survey across the block in May 1994 to assist in planning its exploration and development activities. The Company drilled three development wells on Vermilion Block 203 in 1995. The Company drilled a deep well during the first quarter of 1996 and encountered no commercial amounts of hydrocarbons. Initial production began in the first quarter of 1996. The field is currently producing 23,000 Mcf/d (11,500 Mcf/d net) of gas and 55 Bbls/d (28 Bbls/d net) of oil.


  1996 OFFSHORE DRILLING PROGRAM


     During 1996, the Company intends to focus on exploratory drilling and has identified at least seven exploratory wells to be drilled, along with limited development drilling. The Company's exploratory projects are located in East Cameron Block 82, East Cameron Block 185, West Bayou

Sale, Matagorda Island Block 651, Mustang Island Block 785, Matagorda Island Block 680 and Mustang Island Block 736. The Company's development projects are located in Mustang Island Block 807 and Mustang Island Block 759. Capital spending for offshore projects during 1996 is budgeted at approximately $50 million, including $28 million for exploration and $22 million for development and platform construction. The following is a summary description of the Company's exploration and development activity during 1996 to date and significant additional activity that is currently planned during the remainder of 1996. The Company is the operator of each of these properties except for Mustang Island Block 736 and Mustang Island Block 759.



     East Cameron Block 185. The Company acquired a 100% working interest in East Cameron Block 185 in March 1996. The property has one platform currently producing approximately 2,000 Mcf/d of gas. In connection with its purchase of the field, the Company committed to drill two exploratory wells. The Company has drilled one of the exploratory wells, which did not encounter commercial amounts of hydrocarbons. The Company plans to begin drilling the second exploratory well in the third quarter of 1996.



     West Bayou Sale. The Company holds a 25% working interest in a West Bayou Sale prospect located in South Louisiana that is adjacent to several productive areas. The Company plans to participate in a deep exploratory test on this prospect during the 3rd quarter of 1996.


     Matagorda Island Block 651. The Company holds a 79.6% working interest in Matagorda Island Block 651, which currently has a platform and three producing wells. The Company is preparing to drill a well in an untested fault block to test objectives that are productive in its adjacent Matagorda Island Block 650 field. The Company plans to begin drilling this well in the second quarter of 1996.

     Mustang Island Block 785. The Company holds a 71.3% working interest in Mustang Island Block 785, which currently has a platform and four producing wells. The Company is preparing to drill a well in an untested fault block to test objectives that have been found productive to the west of Mustang Island Block 785.

     Matagorda Island Block 680. The Company holds a 100% working interest in Matagorda Island Block 680. The Company is preparing to begin drilling an exploratory well to test objectives that have been found productive to the north and west of the property. The Company plans to begin drilling this well in the third quarter of 1996.

     Mustang Island Block 736. The Company acquired a 50% working interest in Mustang Island Block 736 in September 1993. The Company intends to drill a well in Mustang Island Block 736 to test objectives that have been found productive in Mustang Island Block 759, one of the Company's properties, located to the southwest of Mustang Island Block 736.

     Mustang Island Block 807. The Company intends to drill an additional development well in Mustang Island Block 807 to further develop the reserves discovered by the Company's exploratory well on such block in 1995. The Company plans to begin platform construction during the fourth quarter of 1996, and to commence initial production during the first quarter of 1997.

     Mustang Island Block 759. The Company intends to participate in additional development drilling in Mustang Island Block 759 to further develop this property.

     Vermilion Block 203. The Company has identified several untested fault blocks in Vermilion Block 203 through its 3-D seismic survey which it intends to begin exploring in 1996 or thereafter.

ONSHORE PROPERTIES


     The Company also owns significant onshore natural gas and oil properties in South Texas, the Arkoma Basin of Oklahoma and Arkansas, East Texas and West Virginia. These properties represent interests in 1,060 gross (657 net) wells, 92% of which the Company is the operator of record, and 169,575 gross (96,780 net) acres.

     The following table lists the Company's average working interest and net proved reserves for the Company's three largest onshore fields and the Charco and Appalachian Areas as of December 31, 1995, representing 98% of the Company's onshore reserves:



                                                                  PRO FORMA PROVED RESERVES AT
                                                                      DECEMBER 31, 1995(1)
                                                       AVERAGE    -----------------------------
                                                       WORKING      GAS        OIL       TOTAL
                       FIELD                           INTEREST   (MMCF)     (MBBLS)    (MMCFE)
- ----------------------------------------------------   -------    -------    -------    -------
Charco Area.........................................      95%     112,476       49      112,770
Chismville/Massard Field............................      73%      48,776       --       48,776
Willow Springs and Surrounding Fields...............      53%      16,575      137       17,397
Wilburton, Panola and Surrounding Fields............      23%      13,663       --       13,663
Appalachian Area....................................      60%      21,068       52       21,380


- ---------------


(1) Gives effect to the TransTexas Acquisition as if such transaction had been consummated at December 31, 1995.



     During 1994 and 1995, the Company participated in the drilling of 18 successful development and three successful exploratory wells on its onshore properties. During this same period, the Company participated in the drilling of seven development wells and one exploratory well that were not successful. Capital spending associated with the Company's onshore drilling program during 1994 and 1995 was approximately $14.3 million, substantially all of which was used for development drilling.



     Since the beginning of 1996, the Company has drilled three successful development wells in Arkansas and one successful development well in West Virginia. The Company participated in an unsuccessful exploratory test well in Oklahoma during the same period. For the remaining seven months of 1996 the Company has budgeted funds to drill an additional two wells on the South Texas properties acquired in the TransTexas Acquisition, three wells in East Texas, six wells in Arkansas, and five wells in Oklahoma. The total 1996 capital spending for onshore projects is budgeted at approximately $13 million with the majority being spent on development projects. The Company has identified enough additional development and exploratory projects on its existing acreage to maintain an active drilling program for the next four to six years.


     The following is a description of several of the Company's most significant onshore properties:


     Charco Area. The Charco Area is located in Zapata County, Texas. The Company acquired its properties in the Charco Area in July 1996 in the TransTexas Acquisition. The Company owns a 95% working interest in the approximately 156 active wells on such properties, all of which are operated by the Company. As of May 31, 1996, the Company's Charco Area properties had production of 43,000 Mcfe/d net to the Company's interest. The Company anticipates undertaking an active drilling program to fully exploit this property.



     Chismville/Massard Field. The Chismville/Massard Field is located in Logan and Sebastian Counties, Arkansas. The Company owns working interests in approximately 66 active wells, of which it operates 56 wells. Working interests range from 11% to 100% and average approximately 73%. As of May 31, 1996, production was 12,200 Mcfe/d net to the Company.



     Willow Springs and Surrounding Fields. The Willow Springs Field is located in Gregg County, with surrounding fields located in Panola and Harrison Counties, Texas. The Company owns working interests in 56 active wells, of which it operates 21 wells. Working interests range from 3% to 100% and average approximately 53%. As of May 31, 1996, production averaged 3,800 Mcfe/d net to the Company.


     Wilburton, Panola and Surrounding Fields. The Wilburton and Panola Fields are located in Latimer County, Oklahoma. The Company owns working interest in 42 active wells, of which it operates 12 wells. Working interests range from 1% to 63% and average approximately 22%. As of May 31, 1996, production was 4,000 Mcfe/d net to the Company.



     Appalachian Area. The Belington, Clarksburg and Seneca Upshur Fields are located in Barbour, Randolph, Upshur and Mingo Counties, West Virginia. The Company owns working interests in 675 wells, 660 of which are operated by the Company. Working interests range from 6% to 100% and average approximately 60%. As of May 31, 1996, production was 4,600 Mcfe/d net to the Company.


ADDITIONAL FUTURE PROJECTS

     In addition to the properties described above, the Company has accumulated a large inventory of offshore leases comprised of 100,024 undeveloped gross (73,351 pro forma net) acres. These leases are under review by the Company's geologists and geophysicists based upon 3-D seismic data acquired in 1994 and 1995. The Company has assembled a team of geologists and geophysicists to evaluate unleased acreage offshore which will be available at upcoming lease sales. The Company is also actively pursuing farm-ins from other companies, interests in other companies' joint ventures and potential acquisitions. Finally, the Company is also evaluating its producing properties for workovers and recompletions in which it will undertake in the next several years.

NATURAL GAS AND OIL RESERVES


     The following table summarizes the estimates of the Company's historical net proved reserves as of December 31, 1994 and 1995 and pro forma reserves as of December 31, 1995, and the present values attributable to these reserves at such dates. The reserve data and present values as of December 31, 1994 and 1995 were prepared by Ryder Scott Company ("Ryder Scott"), Netherland, Sewell & Associates, Inc. ("NSA"), Huddleston & Co., Inc. ("Huddleston") and Miller and Lents, Ltd. ("Miller and Lents"), independent petroleum engineering consultants. The pro forma December 31, 1995 reserve data and present values are presented to include the TransTexas Acquisition and the Soxco Acquisition. Summaries of the December 31, 1995 reserve reports and the letters of Ryder Scott, NSA, Huddleston and Miller and Lents with respect thereto are included as Appendix A to this Prospectus.



                                                                                                          PRO FORMA
                                     AS OF                              AS OF                               AS OF
                               DECEMBER 31, 1994                  DECEMBER 31, 1995                   DECEMBER 31, 1995
                        -------------------------------   ---------------------------------   ---------------------------------
                        OFFSHORE   ONSHORE      TOTAL     OFFSHORE     ONSHORE      TOTAL     OFFSHORE     ONSHORE      TOTAL
                        --------   --------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Proved
  Reserves(1):
  Natural gas (Mmcf)..   71,876     74,069      145,945      91,529     104,417     195,946     121,636     216,893     338,529
  Oil (Mbbls).........      326        310          636         665         224         889         961         273       1,234
  Total (Mmcfe).......   73,832     75,929      149,761      95,519     105,761     201,280     127,402     218,531     345,933
Present value of
  future net revenues
  before income taxes
  (000s)(2)...........  $69,721    $66,148    $ 135,869   $ 119,490   $  87,084   $ 206,574   $ 162,730   $ 163,616     326,346
Standardized measure
  of discounted future
  net cash flows
  (000s)(3)...........  $54,638    $63,796    $ 118,434   $  93,637   $  77,822   $ 171,459   $ 136,124   $ 145,942   $ 282,066


- ---------------

(1) Ryder Scott, NSA and Huddleston prepared reserve data and present values with respect to properties comprising approximately 60%, 34% and 6%, respectively, of the present values attributable to the Company's pro forma proved reserves as of December 31, 1995, consisting of all of the Company's Gulf of Mexico properties. NSA and Miller and Lents prepared reserve data and present values with respect to properties comprising approximately 52% and 48%, respectively, of the present values attributable to the Company's pro forma proved reserves as of December 31, 1995, consisting of substantially all of the Company's onshore properties.

(2) The present value of future net revenue attributable to the Company's reserves was prepared using prices in effect at the end of the respective periods presented, discounted at 10% per annum on a pre-tax basis.
(3) The standardized measure of discounted future net cash flows represents the present value of future net revenues after income tax discounted at 10%.

     In accordance with applicable requirements of the Securities and Exchange Commission, estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by gas prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. The Company's estimated proved reserves have not been filed with or included in reports to any federal agency.


     The present value of future net revenues before income taxes and the standardized measure of discounted net cash flows set forth in this Prospectus do not reflect any adjustment for after program-payout working interests held by the Company's President and Chief Executive Officer in certain properties of the Company. The amounts expected to be payable in respect of such after program-payout working interests would not have a material effect on the information presented. See "Related Party Transactions -- Transactions between the Company and Management."


DRILLING ACTIVITY

     The following table sets forth the drilling activity of the Company on its properties for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996.

                                                 YEAR ENDED DECEMBER 31,
                                 -------------------------------------------------------       THREE MONTHS ENDED
                                                                        1995                     MARCH 31, 1996
                                    1993          1994       ---------------------------   ---------------------------
                                 -----------   -----------                   PRO FORMA                     PRO FORMA
  OFFSHORE DRILLING ACTIVITY:    GROSS   NET   GROSS   NET   GROSS   NET       NET(1)      GROSS   NET       NET(1)
- -------------------------------  -----   ---   -----   ---   -----   ----   ------------   -----   ----   ------------
Exploratory:
  Productive...................     3    1.0      4    2.3      1     1.0        1.0          2     0.8         .8
  Non-productive...............     2    0.5      3    1.5     --      --         --          1     0.5         .5
                                   --            --            --                            --
                                         ---           ---           ----       ----               ----       ----
        Total..................     5    1.5      7    3.8      1     1.0        1.0          3     1.3        1.3
Development:
  Productive...................     6    1.8      4    1.3      7     2.8        3.5         --      --         --
  Non-productive...............    --    --       1    0.3     --      --         --         --      --         --
                                   --            --            --                            --
                                         ---           ---           ----       ----               ----       ----
        Total..................     6    1.8      5    1.6      7     2.8        3.5         --      --         --

ONSHORE DRILLING ACTIVITY:
Exploratory:
  Productive...................    --    --      --    --       3     0.5        0.5         --      --         --
  Non-productive...............    --    --       1    0.3     --      --         --          1     0.3        0.3
                                   --            --            --                            --
                                         ---           ---           ----       ----               ----       ----
        Total..................    --    --       1    0.3      3     0.5        0.5          1     0.3        0.3
Development:
  Productive...................     3    3.0      6    3.1     12     7.4        7.4          4     2.2        2.2
  Non-productive...............    --    --       2    1.7      5     2.5        2.5         --      --         --
                                   --            --            --                            --
                                         ---           ---           ----       ----               ----       ----
        Total..................     3    3.0      8    4.8     17     9.9        9.9          4     2.2        2.2


- ---------------

(1) Gives effect to the Soxco Acquisition as if such transaction had been consummated at the beginning of the period presented.

PRODUCTIVE WELLS

     The following table sets forth the number of productive wells in which the Company owned an interest as of March 31, 1996.


                                      COMPANY OPERATED WELLS          NON-OPERATED WELLS          TOTAL PRODUCTIVE WELLS
                                 ---------------------------------   ---------------------   ---------------------------------
                      COMPANY                      PRO       PRO                     PRO                       PRO       PRO
                     OPERATED                     FORMA     FORMA                   FORMA                     FORMA     FORMA
     OFFSHORE        PLATFORMS   GROSS    NET    GROSS(1)   NET(1)   GROSS   NET    NET(1)   GROSS    NET    GROSS(1)   NET(1)
- -------------------  ---------   -----   -----   --------   ------   -----   ----   ------   -----   -----   --------   ------
Gas................      16        64     29.4       64      38.9      16     2.9     3.3      80     32.3        80     42.2
Oil................      --        --       --       --        --       7     0.7     0.7       7      0.7         7      0.7
                         --
                                  ---    -----      ---     -----     ---    ----    ----     ---    -----     -----    -----
        Total......      16        64     29.4       64      38.9      23     3.6     4.0      87     33.0        87     42.9
ONSHORE
- -------------------
Gas................               765    471.1      921     618.5     119    29.7    29.7     884    500.8     1,040    648.2
Oil................                 3      2.9        3       2.9      17     6.3     6.3      20      9.2        20      9.2
                                  ---    -----      ---     -----     ---    ----    ----     ---    -----     -----    -----
        Total......               768    474.0      924     621.4     136    36.0    36.0     904    510.0     1,060    657.4


- ---------------


(1) Gives effect to the TransTexas Acquisition and the Soxco Acquisition as if such transactions had been consummated at March 31, 1996.


     Productive wells consist of producing wells capable of production, including gas wells awaiting connections. Wells that are completed in more than one producing horizon are counted as one well.

ACREAGE DATA

     The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold mineral or other interest as of March 31, 1996. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil, regardless of whether or not such acreage contains proved reserves:


                                                      DEVELOPED ACRES                       UNDEVELOPED ACRES
                                           -------------------------------------   ------------------------------------
                                                                 PRO       PRO                          PRO       PRO
                                                                FORMA     FORMA                        FORMA     FORMA
                                            GROSS      NET     GROSS(2)  NET(2)     GROSS     NET     GROSS(2)  NET(2)
                                           -------   -------   -------   -------   -------   ------   -------   -------
Offshore(1)............................... 130,506    57,725   130,506    73,829   100,024   58,980   100,024    73,351
Onshore................................... 103,800    60,101   135,052    85,547    27,694    4,789    34,523    11,232
                                           -------   -------   -------   -------   -------   ------   -------    ------
        Total............................. 234,306   117,826   265,558   159,376   127,718   63,769   134,547    84,583
                                           =======   =======   =======   =======   =======   ======   =======    ======


- ---------------

(1) Offshore includes acreage in federal and state waters.


(2) Gives effect to the TransTexas Acquisition and the Soxco Acquisition as if such transactions had been consummated at March 31, 1996.


MARKETING AND CUSTOMERS


     Substantially all of the Company's production is sold at market prices. As of May 31, 1996, the Company sold approximately 41% of its gas production and has agreed to sell substantially all of its subsequently developed gas production, to PennUnion Energy Services, L.L.C. ("PennUnion"), an affiliate of Brooklyn Union. The production sold to PennUnion is sold at market prices, based upon an index price adjusted to reflect the point of delivery of such production. During 1994 and 1995, PennUnion and BRING Gas Services Corp. ("BRING"), another affiliate of Brooklyn Union, purchased approximately 63% and 48%, respectively, of the natural gas sold by the Company. The Company believes that the prices at which it sells and has sold gas to PennUnion and BRING are similar to those it would be able to obtain in the open market, and that the loss of PennUnion as a purchaser would not have a material adverse effect on the Company. See Note 5 to the Company's Combined Financial Statements.

     The Company enters into commodity swaps with unaffiliated third parties for portions of its natural gas production to achieve more predictable cash flows and to reduce its exposure to short-term fluctuations in gas prices. As of May 31, 1996, the Company had entered into futures and swap contracts for an average of 41,500 Mmbtu per day (approximately 40,000 Mcf/d) of its natural gas production through late 1997 at a weighted average price of $1.89 per Mmbtu. The Company accounts for its commodity swaps and futures as hedging activities and, accordingly, gains or losses are included in natural gas and oil revenues in the period the production occurs. See Note 7 to the Company's Combined Financial Statements.


     Most of the Company's natural gas is transported through gas gathering systems and gas pipelines which are not owned by the Company. Transportation space on such gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to such facilities or due to such space being utilized by other gas shippers with priority transportation agreements. While the Company has not experienced any inability to market its natural gas, if transportation space is restricted or is unavailable, the Company's cash flow from the affected properties could be adversely affected.

ABANDONMENT COSTS


     The Company is responsible for the payment of abandonment costs on the natural gas and oil properties pro rata to its working interest. The Company provides for its expected future abandonment liabilities by accruing for such costs as a component of depletion, depreciation and amortization as the properties are produced. As of December 31, 1995, total pro forma undiscounted abandonment costs estimated to be incurred through the year 2006 were approximately $3.2 million for properties in the federal and state waters and are not considered significant for onshore properties. Estimates of abandonment costs and their timing may change due to many factors including actual drilling and production results, inflation rates, and changes in environmental laws and regulations.


     The Minerals Management Service ("MMS") requires lessees of Outer Continental Shelf ("OCS") properties to post bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. Operators in the OCS waters of the Gulf of Mexico are currently required to post an area wide bond of $3 million or $500,000 per producing lease. The Company is presently exempt from any requirement by MMS to provide supplemental bonding on its offshore leases, although no assurance can be made that it will continue to satisfy the requirements for such exemption in the future. Whether or not the Company qualifies for such exemption, the Company does not believe that the cost of any such bonding requirements will materially affect the Company's financial condition or results of operations. Under certain circumstances, the MMS has the authority to suspend or terminate operations on federal leases for failure to comply with applicable bonding requirements or other regulations applicable to plugging and abandonment. Any such suspensions or terminations of the Company's operations could have a material adverse effect on the Company's financial condition and results of operations.

TITLE TO PROPERTIES


     As is customary in the oil and gas industry, the Company makes only a cursory review of title to farmout acreage and to undeveloped natural gas and oil leases upon execution of the contracts. Prior to the commencement of drilling operations, a thorough title examination is conducted and curative work is performed with respect to significant defects. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically responsible for curing any such title defects at its expense. If the Company were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company has obtained title opinions on substantially all of its producing properties and believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry. Prior to completing an acquisition of producing natural gas and oil leases, the Company obtains title opinions on the most significant leases. The Company's natural gas and oil properties are subject to customary royalty interests, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. Substantially all of the Company's natural gas and oil properties are and will continue to be mortgaged to secure borrowings under the Credit Facility.

COMPETITION


     The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties. The Company's competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the oil and gas business for a much longer time than the Company. Such companies may be able to pay more for productive natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.


OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for and production and transportation of natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims, and other damage to properties of the Company and others. Additionally, certain of the Company's natural gas and oil operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company's coverages include, but are not limited to, operator's extra expense, to include loss of well, blowouts and certain costs of pollution control, physical damage on certain assets, employer's liability, comprehensive general liability, automobile and worker's compensation. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have an adverse impact on the Company's financial condition and results of operations.

REGULATION

     The availability of a ready market for natural gas and oil production depends upon numerous factors beyond the Company's control. These factors include regulation of natural gas and oil production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit, the supply of natural gas and oil available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or the lack of an available natural gas pipeline in the areas in which the Company may conduct operations. State and federal regulations generally are intended to prevent waste of natural gas and oil, protect rights to produce natural gas and oil between owners in a common reservoir, control the amount of natural gas and oil produced by assigning allowable rate of production and control contamination of the environment.

     Regulation of Oil and Gas Exploration and Production. Exploration and production operations of the Company are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilling and the plugging and abandonment of wells. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled and unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from natural gas and oil wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of natural gas and oil the Company's operator or the Company can produce from its wells, and to limit the number of wells or the locations of which the Company can drill. Legislation affecting the oil and gas industry also is under constant review for amendment or expansion. Generally, state-established allowables have been influenced by overall natural gas market supply and demand in the United States, as well as the specific "nominations" for natural gas from the parties who produce or purchase gas from the field and other factors deemed relevant by the agency. The Company cannot predict whether further changes will be made in how these states set allowables or what impact, if any, such further changes might have. In addition, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.


     Natural Gas Marketing and Transportation. Federal legislation and regulatory controls in the United States have historically affected the price of the natural gas produced by the Company and the manner in which such production is marketed. The transportation and sale for resale of natural gas in interstate commerce are regulated pursuant to the Natural Gas Act of 1938 (the "NGA") the Natural Gas Policy Act of 1978 (the "NGPA") and the Federal Energy Regulatory Commission (the "FERC"). Although maximum selling prices of natural gas were formerly regulated, on July 26, 1989, the Natural Gas Wellhead Decontrol Act of 1989 ("Decontrol Act") was enacted, which amended the NGPA to remove completely by January 1, 1993 price and nonprice controls for all "first sales" of domestic natural gas, which include all sales by the Company of its own production; consequently, sales of the Company's natural gas production currently may be made at market prices, subject to applicable contract provisions. The FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act.

     In July 1994, the FERC eliminated a regulation that had rendered virtually all sales of natural gas by pipeline and distribution company affiliates, such as the Company, to be deregulated first sales. As a result, all sales by the Company of gas for resale in interstate commerce, other than sales by the Company of its own production, are now jurisdictional sales subject to an NGA certificate. This includes, for example, sales for resale of gas purchased from third parties. The Company does not anticipate this change will have any significant current adverse effects in light of the flexible terms and conditions of the existing blanket certificate. Such sales are subject to the future possibility of greater federal oversight, however, including the possibility the FERC might prospectively impose more restrictive conditions on such sales.

     The FERC also regulates interstate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced by the Company, as well as the revenues received by the Company for sales of such natural gas. Since the latter part of 1985, the FERC has endeavored to make interstate natural gas transportation more accessible to natural gas buyers and sellers on an open and nondiscriminatory basis. The FERC's efforts have significantly altered the marketing and pricing of natural gas. Commencing in April 1992, the FERC issued Order Nos. 636, 636-A and 636-B (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide transportation separate or "unbundled" from the pipelines' sales of natural gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all natural gas supplies. Order No. 636 has been implemented through negotiated settlements in individual pipeline service restructuring proceedings. In many instances, the result of the Order No. 636 and related initiatives have been to substantially reduce or bring to an end the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. The FERC has issued final orders in virtually all pipeline restructuring proceedings, and has now commenced a series of one year reviews to determine whether refinements are required regarding individual pipeline implementations of Order No. 636.


     Although Order No. 636 does not regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company and its natural gas marketing efforts. In addition, numerous petitions seeking judicial review of Order Nos. 636 are pending. Numerous parties have also sought review of FERC orders implementing Order No. 636 on individual pipeline systems. Order No. 636 could be reversed in whole or in part as a result. Because the restructuring requirements that emerge from this lengthy administrative and judicial review process may be significantly different from those of Order No. 636 as originally promulgated, it is not possible to predict what effect, if any, the final rule resulting from Order No. 636 will have on the Company. Although Order No. 636, assuming it is upheld in its entirety in its current form, could provide the Company with additional market access and more fairly applied transportation service rates, terms and conditions, it could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances. The Company does not believe, however, that it will be affected by any action taken with respect to Order No. 636 materially differently than other natural gas producers and marketers with which it competes.

     The FERC has recently announced its intention to reexamine certain of its transportation-related policies, including the manner in which interstate pipeline shippers may release interstate pipeline capacity under Order No. 636 for resale in the secondary markets, and the use of market-based rates for interstate gas transmission. While any resulting FERC action would affect the Company only indirectly, the FERC's current rules and policy statements may have the effect of enhancing competition in natural gas markets by, among other things, encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     Recently, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. While this policy statement affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. However, requests for rehearing of this policy statement are currently pending. The Company cannot predict what action the FERC will take on these requests.

     Additional proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. The Company cannot predict when or if any such proposals might become effective, or their effect, if any, on the Company's operations. The natural gas industry historically has been very heavily regulated;

therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue indefinitely into the future.



     Offshore Leasing. Certain operations the Company conducts are on federal oil and gas leases, which the MMS administers. The MMS issues such leases through competitive bidding. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the
MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications, and has recently proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. The MMS also has issued regulations restricting the flaring or venting of natural gas, and has recently proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can obtain bonds or other surety in all cases. See "-- Environmental Matters."


     In addition, the MMS is conducting an inquiry into certain contract settlement agreements from which producers on MMS leases have received settlement proceeds that are royalty bearing and the extent to which producers have paid the appropriate royalties on those proceeds.


     The MMS has recently issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would establish an alternative market-index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length contracts. The MMS has proposed this rulemaking to facilitate royalty valuation in light of changes in the natural gas marketing environment. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this state of the rulemaking proceeding how the Company might be affected by amendments to the regulations.


     The OCSLA requires that all pipelines operating on or across the OCS provide open-access, non-discriminatory service. Although the FERC has opted not to impose the regulations of Order No. 509, which implements these requirements of the OCSLA, on gatherers and other non-jurisdictional entities, the FERC has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to services on the OCS. If the FERC were to apply Order No. 509 to gatherers in the OCS, eliminate the exemption of gathering lines, and redefine its jurisdiction over gathering lines, then these acts could result in a reduction in available pipeline space for existing shippers in the Gulf of Mexico and elsewhere.

     Oil Sales and Transportation Rates. Sales of crude oil, condensate and gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. These regulations are subject to pending petitions for judicial review. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but other factors being equal, under certain conditions the regulations may tend to increase transportation costs or reduce wellhead prices for such commodities.

     Safety Regulation. The Company's gathering operations are subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement, and management of facilities. Pipeline safety issues have recently been the subject of increasing focus in various political and administrative arenas at both the state and federal levels. In addition, the major federal pipeline safety law is subject to change this year as it is considered for reauthorization by Congress. For example, federal legislation addressing pipeline safety issues has been introduced, which, if enacted, would establish a federal "one call" notification system. Additional pending legislation would, among other things, increase the frequency with which certain pipelines must be inspected, as well as increase potential civil and criminal penalties for violations of pipeline safety requirements. The Company believes its operations, to the extent they may be subject to current natural gas pipeline safety requirements, comply in all material respects with such requirements. The Company cannot predict what effect, if any, the adoption of this or other additional pipeline safety legislation might have on its operations, but the industry could be required to incur additional capital expenditures and increased costs depending upon future legislative and regulatory changes.


ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, require remedial measures to prevent pollution from former operations, such as pit closure and plugging abandoned wells, and impose substantial liabilities for pollution resulting from the Company's operations. In addition, these laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist. The regulatory burden on the oil and gas industry increases the cost of doing business and consequently affects its profitability. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

     The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in "waters of the United States." A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The term "waters of the United States" has been broadly defined to include not only the waters of the Gulf of Mexico but also inland waterbodies, including wetlands, playa lakes and intermittent streams. The OPA also requires owners and operators of "offshore facilities" to establish $150 million in financial responsibility to cover environmental cleanup and restoration costs likely to be incurred in connection with an oil spill. In August, 1993, the MMS published an advance notice of its intention to adopt a rule under the OPA that would define "offshore facilities" to include all oil and gas facilities that have the potential to affect "waters of the United States." Since the Company has many oil and gas facilities that could affect "waters of the United States," the Company could become subject to the financial responsibility rule if it is adopted as proposed. However, in May of 1995, the U.S. House of Representatives passed a bill that would reduce the level of financial responsibility required under OPA to $35 million (the current requirement under the Outer Continental Shelf Lands Act ("OCSLA") and that would limit the definition of "offshore facility" to include only Territorial Seas and Outer Continental Shelf production, transportation, and storage facilities. In November of 1995, the U.S. Senate adopted similar but slightly different legislation that must be reconciled with the House of Representatives bill before either bill can be submitted to President Clinton for approval. The Senate bill would limit the definition of "offshore facility" to not only Territorial Sea and Outer Continental Shelf production, transportation and storage facilities but also inland waters, such as coastal bays, estuaries or perhaps even rivers. Both bills allow the financial responsibility limit to be increased to $150 million if a formal risk assessment indicates the increase is warranted. The Company cannot predict the final form of any financial responsibility rule that may be imposed under the OPA, but any rule that requires the Company to establish $150 million in financial responsibility for oil spills has the potential to result in increased annual operating costs. The Clinton Administration has indicated tentative support for changes to the OPA financial responsibility requirements. Whether these legislative efforts will reduce the Oil Pollution Act financial responsibility requirements applicable to the Company cannot be determined at this time. In any event, the impact of any rule is not expected to be any more burdensome to the Company than it will be to other similarly situated companies involved in oil and gas exploration and production.

     OPA imposes a variety of additional requirements on responsible parties for vessels or oil and gas facilities related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If a party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. OPA establishes a liability limit for offshore facilities of all removal costs plus $75,000,000. Few defenses exist to the liability for oil spills imposed by OPA. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. Failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions. As of this date, the Company is not the subject of any civil or criminal enforcement actions under the OPA.

     In addition, the OCSLA authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating in the OCS. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution. As of this date, the Company is not the subject of any civil or criminal enforcement actions under OCSLA.

     The Federal Water Pollution Control Act ("FWPCA") imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants to state and federal waters. The FWPCA provides for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, imposes substantial potential liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and liabilities in the case of a discharge of petroleum or its derivatives into state waters. In January 1995, the U.S. Environmental Protection Agency ("EPA") issued general permits prohibiting the discharge of produced water and produced sand derived from oil and gas point source facilities to coastal waters in Louisiana and Texas, effective February 8, 1995. However, concurrent with this action, EPA Region VI issued an administrative order effectively delaying the prohibition on discharges of produced water and produced sands to January 1, 1997, unless an earlier compliance date is required by the State. Although the costs to comply with zero discharge mandates under federal or state law may be significant, the entire industry will experience similar costs and the Company believes that these costs will not have a material adverse impact on the Company's financial conditions and operations. Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. Costs may be associated with treatment of wastewater or developing storm water pollution prevention plans. Further, the Coastal Zone Management Act authorizes state implementation and development of programs of management measures for nonpoint source pollution to restore and protect coastal waters.

EMPLOYEES


     As of June 30, 1996, the Company had 77 full time employees, 47 of whom are located at the Company's headquarters in Houston, Texas and the remainder of whom are located at field offices. None of the Company's employees are represented by a labor union. The Company contracts with third parties to conduct its offshore field operations.


OFFICES

     The Company currently leases approximately 54,000 square feet of office space in Houston, Texas, where its principal offices are located. In addition, the Company maintains field operations offices in the areas where it operates onshore properties.

LEGAL PROCEEDINGS


     In connection with the February 1996 reorganization, certain former employees of FRI, the subsidiary of Brooklyn Union that previously owned the onshore properties, were entitled to remuneration for the increase in the value of the transferred properties prior to the reorganization. In February 1996, certain such former employees filed suit against Brooklyn Union, FRI and the Company in the 164th Judicial District Court of Harris County, Texas alleging breach of contract, breach of fiduciary duty, fraud, negligent misrepresentation and conspiracy, seeking actual damages in excess of $35 million and punitive damages in excess of $70 million. FRI has agreed to indemnify the Company against such suit. In addition, Holdings, the subsidiary of Brooklyn Union that holds all of the currently outstanding Common Stock of the Company, has agreed to indemnify the Company against the suit, and has agreed to pledge all of its holdings of Common Stock to the Company to secure such indemnification obligation. As a result of such arrangements, the Company believes that it will not be required to pay any damages resulting from such suit, even if a judgment adverse to the Company is rendered in the suit. However, the Company would incur a non-cash charge in addition to the $12 million charge previously taken by the Company in the event such damages are determined to be in excess of such $12 million amount, which would have the effect of reducing the Company's reported income (or resulting in or increasing a loss) in the period in which such additional charge is determined.



     The properties purchased in the TransTexas Acquisition are subject to two judgment liens imposed on substantially all of TransTexas' properties in the aggregate amount of $20 million. TransTexas has appealed the judgments to which such liens relate, and has posted bonds to ensure payment of such judgments pending the completion of such appeals. One such bond, in the approximate amount of $18 million, is secured by an irrevocable letter of credit, and the other bond is secured by cash. As a result of such arrangements, the Company believes that the properties purchased in the TransTexas Acquisition are not subject to any material risk that any such judgment against TransTexas will not be paid.


     The Company is not a party to any other pending legal proceedings, other than ordinary routine litigation incidental to its business that management believes will not have a material adverse effect on its financial condition or results of operations.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors currently has seven members. In accordance with the Certificate of Incorporation of the Company, the members of the Board of Directors are divided into three classes and are elected for a term of office expiring at the third succeeding annual shareholders' meeting following their election to office or until a successor is duly elected and qualified. The Certificate of Incorporation also provides that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of stockholders in 1996, 1997 and 1998, respectively. The officers of the Company are elected by, and serve until their successors are elected by, the Board of Directors.

     The following table sets forth certain information with respect to the executive officers and directors of the Company:


            NAME               AGE                         POSITION
- ----------------------------   ---    --------------------------------------------------
James G. Floyd..............   59     President and Chief Executive Officer and Director
                                        (Class III)
Randall J. Fleming..........   53     Senior Vice President -- Exploration and
                                      Production
Thomas W. Powers............   51     Senior Vice President -- Business Development and
                                        Finance and Treasurer
Sammye L. Dees..............   60     Vice President -- Land
James F. Westmoreland.......   40     Vice President, Chief Accounting Officer,
                                      Comptroller and Secretary
Charles W. Adcock...........   43     Vice President -- Project Development
Robert B. Catell............   59     Chairman of the Board of Directors (Class III)
Gordon F. Ahalt.............   68     Director (Class II)
Russell D. Gordy............   45     Director (Class I)
Craig G. Matthews...........   53     Director (Class I)
James Q. Riordan............   69     Director (Class II)
Lester H. Smith.............   53     Director (Class I)


     James G. Floyd has been President and Chief Executive Officer and a Director of the Company since 1986. Mr. Floyd was President of Seagull E&P Inc. ("Seagull") and a director of Seagull Energy Corporation, Seagull's parent, from 1981 to 1986. Mr. Floyd was general manager of the offshore division of Houston Oil and Minerals Corporation ("Houston Oil and Minerals") from 1978 to 1981. Mr. Floyd joined Houston Oil and Minerals in 1972 after five years as an independent geologist. Mr. Floyd began his career with Amoco Production Company in 1962. Mr. Floyd holds a B.S. and an M.S. in geology from the University of Florida.

     Randall J. Fleming has been Senior Vice President -- Exploration and Production of the Company since October 1995 and was Vice
President -- Exploration of the Company from 1986 to 1995. Mr. Fleming was Vice President -- Geology of Seagull from 1981 to 1986 and was an exploration geologist at Houston Oil and Minerals from 1976 to 1981. Prior to such time, Mr. Fleming was an exploration geologist for Superior Oil Company and Sinclair Oil Company. Mr. Fleming holds a B.A. and M.S. in geology from the University of Alabama.


     Thomas W. Powers has been Senior Vice President -- Business Development and Finance of the Company since October 1995 and Treasurer since May 1996. Mr. Powers was General Manager for Diversification of Brooklyn Union from 1991 to 1995 and Executive Vice President of FRI, a Brooklyn Union subsidiary, from 1986 to 1991. Prior to joining Brooklyn Union, Mr. Powers was Manager of Corporate Development of Anglo Energy. Mr. Powers holds a B.S. in Economics from Bowling Green University and an M.B.A. from Long Island University.

     Sammye L. Dees has been Vice President -- Land of the Company since 1986. Ms. Dees was Vice President of Land of Seagull from 1981 to 1986, and was Land Manager, Offshore Division, of Houston Oil and Minerals from 1974 to 1981. Prior to joining Houston Oil and Minerals, Ms. Dees worked for Allied Chemical Corporation. Ms. Dees is a Certified Petroleum Landman and attended Stephen F. Austin University.


     James F. Westmoreland has been Vice President, Chief Accounting Officer, Comptroller and Secretary of the Company since October 1995 and was Vice President and Comptroller of the Company from 1986 to 1995. Mr. Westmoreland was supervisor of natural gas and oil accounting at Seagull from 1983 to 1986. Mr. Westmoreland holds a B.B.A. in accounting from the University of Houston.


     Charles W. Adcock has been Vice President -- Project Development of the Company since 1996. Mr. Adcock was Vice President of Project Development of FRI, the Brooklyn Union subsidiary that previously owned the Company's onshore properties, from 1993 to 1996. Prior to joining FRI, Mr. Adcock worked at NERCO Oil & Gas as Reservoir Engineering Specialist. Prior to NERCO, he held various engineering positions with Apache, ANR Production and Aminoil U.S.A. Mr. Adcock is a Registered Professional Engineer in the State of Texas, and received his B.S. in Civil Engineering from Texas A&M University and an M.B.A. from the University of St. Thomas.


     Robert B. Catell has been Chairman of the Board of Directors of the Company since 1986. Mr. Catell has been Chairman of the Board and Chief Executive Officer of Brooklyn Union since 1991 and was President from 1991 to 1996. Mr. Catell has been associated with Brooklyn Union since 1958 and has been an officer of Brooklyn Union since 1974. Mr. Catell received both his Bachelor's and Master's Degrees in Mechanical Engineering from City College of New York. He holds a Professional Engineer's License in New York State, and attended Columbia University's Executive Development Program and Harvard Business School's Advanced Management Program. Mr. Catell is Trustee of Brooklyn Law School, Independence Savings Bank and Kingsborough Community College Foundation, Inc.; Chairman and Director of Alberta Northeast Inc. and Boundary Gas, Inc.; Chairman of Energy Association of New York State; Director and Past Chairman, American Gas Association; Director of The Business Council of New York State, Inc., Gas Research Institute, New York City Partnership and New York State Energy Research and Development Authority.

     Gordon F. Ahalt has been a director of the Company since 1996. Mr. Ahalt has been President of G.F.A. Inc., a petroleum industry financial and management consulting firm, since 1982. Mr. Ahalt is a consultant to Brooklyn Union and W.H. Reaves Co., Inc. Mr. Ahalt serves as a director for the Bancroft and Ellsworth Convertible Funds, the Harbinger Group and Cal Dive International. Mr. Ahalt received a B.S. in Petroleum Engineering in 1951 from the University of Pittsburgh, attended New York University's Business School and is a graduate of Harvard Business School's Advanced Management Program. He worked for Amoco from 1951 to 1955, Chase Manhattan Bank from 1955 to 1972, White Weld from 1972 to 1973, Chase Manhattan Bank from 1974 through 1976, served as President and Chief Executive Officer of International Energy Bank London from 1977 to 1979 and as Chief Financial Officer of Ashland Oil Inc. from 1980 to 1981.

     Russell D. Gordy has been a Director of the Company since 1986. Mr. Gordy has been Managing Partner of S.G. Interests, a private firm specializing in oil and gas investments, since 1988. Prior to forming S.G. Interests, Mr. Gordy was Managing Partner of Northwind Exploration, a private oil and gas firm formed in 1981 to specialize in exploration along the Texas and Louisiana Gulf Coast. From 1974 to 1981 Mr. Gordy served in various financial capacities for Houston Oil and Minerals Corporation. Mr. Gordy holds a B.B.A. in accounting from Sam Houston State University and is a C.P.A.


     Craig G. Matthews has been a Director of the Company since 1993. Mr. Matthews has been President and Chief Operating Officer of Brooklyn Union since May 1996, was Executive Vice President of Brooklyn Union since 1994, and was Executive Vice President and Chief Financial

Officer of Brooklyn Union from 1991 to 1994. Mr. Matthews joined Brooklyn Union in 1965. He graduated from Rutgers University in 1965 with a Bachelor's Degree in Civil Engineering, and acquired an M.S. Degree in Industrial Management from Polytechnic University. Mr. Matthews is a member of the Board of Directors for the Brooklyn Philharmonic, the Public Utilities Reports, Inc., the Brooklyn Chamber of Commerce, Neighborhood Housing Services, Greater Jamaica Development Corp., Regional Plan Association, Prospect Park Alliance, the National and New York Advisory Board of the Salvation Army and Inform. Mr. Matthews is the Treasurer of the Society of Gas Lighters.

     James Q. Riordan has been a director of the Company since 1996 and a director of Brooklyn Union since 1991. Mr. Riordan is the retired Vice Chairman and Chief Financial Officer of Mobil Corp. He joined Mobil Corp. in 1957 as Tax Counsel and was named Director and Chief Financial Officer in 1969. Mr. Riordan served as Vice Chairman of Mobil Corp. from 1986 until his retirement in 1989. He joined Bekaert Corporation in 1989 and was elected its President, and served as President until his retirement in 1992. Mr. Riordan is a Director of Dow Jones & Co., Inc., Tri-Continental Corporation and the Public Broadcasting Service; Director/Trustee of the mutual funds in the Seligman Group of investment companies; and Trustee for the Committee for Economic Development and The Brooklyn Museum.

     Lester H. Smith has been a director of the Company since 1996. Mr. Smith is the founder, Chairman of the Board and President of Soxco. Mr. Smith is Chairman of the Board and President of Smith Energy Company, an independent oil and gas exploration company, and Chairman of the Board of Founders International, Ltd., an international downhole drilling tool company. Mr. Smith has been active in the energy business as an independent since 1973. He attended the University of Oklahoma where he majored in finance.

COMMITTEES

     The Company's Board of Directors has established Executive, Audit and Compensation Committees. The Audit Committee consists of Messrs. Riordan, Ahalt and Gordy, each of whom is a non-employee director of the Company. The Audit Committee meets separately with representatives of the Company's independent auditors and with representatives of senior management in performing its functions. The Audit Committee reviews the general scope of audit coverages, the fees charged by the independent auditors, matters relating to the Company's internal control systems, and other matters related to audit functions.

     The Compensation Committee consists of Messrs. Catell, Ahalt and Riordan, each of whom is a non-employee director of the Company. The Compensation Committee administers the Company's 1996 Long-Term Stock Incentive Plan, and in this capacity makes all option grants or awards to Company employees, including executive officers, under such plans. In addition, the Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's Chief Executive Officer and its other executive officers, and is responsible for the establishment of policies dealing with various compensation and employee benefit matters for the Company.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS


     Prior to completion of the Offering, Messrs. Floyd, Fleming, Powers and Westmoreland will enter into employment agreements with the Company effective as of the closing of this Offering pursuant to which they serve as executive officers of the Company. Mr. Floyd's existing employment agreement with the Company will be terminated effective as of such time.


     Such employment agreements provide for Messrs. Floyd, Fleming, Powers and Westmoreland to receive annual base salaries of $340,000, $220,000, $140,000 and $130,000, respectively. Under such agreements, Messrs. Floyd, Fleming, Powers and Westmoreland are entitled to annual incentive bonuses of 60%, 50%, 45% and 45%, respectively, of base salary if the Company meets financial targets established by the Board of Directors. In addition, Messrs. Floyd, Fleming, Powers and Westmoreland will be entitled to participate in such incentive compensation and other programs as are adopted by the Company's Board of Directors, including the Company's 1996 Long-Term Stock Incentive Plan. The initial term of each employment agreement extends to the third anniversary of the effective date of such agreement; provided, however, that the term of each agreement is automatically extended one year on each anniversary unless notice that the agreement will not be extended is given by either party at least 90 days prior to such anniversary.


     Each of the employment agreements is subject to early termination by the Company for cause or upon the death or disability of the employee and is subject to early termination by the employee for any reason. If an employment agreement is terminated without cause by the Company or with good reason (including certain changes in control of the Company) by the employee, the Company is obligated to pay such employee a lump-sum severance payment of 2.99 times the employee's then current annual rate of total compensation. Based upon their current annual rate of compensation, Messrs. Floyd, Fleming, Powers and Westmoreland would be entitled to lump sum severance payments of $1,016,700, $658,000, $419,000 and $389,000, respectively, if terminated without cause.


DIRECTOR COMPENSATION

     Directors currently receive a fee of $1,250 per calendar quarter for serving on the Board of Directors and $500 per board meeting attended. Upon completion of this Offering, each director who is not also an officer or employee of the Company will receive a fee of $4,000 per calendar quarter and $1,000 per board meeting attended. Members of committees of Board of Directors will receive a fee of $500 per calendar quarter.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the compensation provided by the Company in 1995 to its Chief Executive Officer and each other person serving as an executive officer during 1995 who earned $100,000 or more in combined salary and bonus during such year (collectively, the "Named Executive Officers").


                                                        ANNUAL COMPENSATION(1)
                                                        ----------------------     ALL OTHER
               NAME AND PRINCIPAL POSITION               SALARY        BONUS    COMPENSATION(2)
    -------------------------------------------------   ---------     --------  ---------------
    James G. Floyd, President and Chief Executive
      Officer........................................   $ 250,000     $ 10,000     $  52,000
    Randall J. Fleming, Senior Vice
      President -- Exploration and Production........   $ 173,000     $  7,000     $  19,000
    Sammye L. Dees, Vice President -- Land...........   $ 107,000     $  4,500     $  14,000
    James F. Westmoreland, Vice President, Chief
      Accounting Officer, Comptroller and
      Secretary......................................   $ 102,000     $  4,000     $   6,000


- ---------------

(1) Amounts exclude perquisites and other personal benefits because such compensation did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each executive officer.

(2) Consists of the value of overriding royalty interests and net profits interests in properties of the Company conveyed during 1995. See "Related Party Transactions -- Transactions Between the Company and Management."

1996 STOCK OPTION PLAN

     Prior to completion of the Offering, it is anticipated that the Board of Directors will adopt the Company's 1996 Stock Option Plan (the "Incentive Plan") and that the stockholder of the Company will approve the Incentive Plan as adopted. The purposes of the Incentive Plan are to attract, retain and motivate key employees, consultants and advisors by means of grants of stock options, to enable such persons to participate in the long-term growth of the Company. The aggregate amount of Common Stock with respect to which options may be granted may not exceed 10% of the shares of the Company's Common Stock outstanding from time to time.


     To comply with the requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Incentive Plan will be administered following the Offering by the Compensation Committee of the Board of Directors of the Company (the "Committee"), which shall be comprised solely of two or more directors who are "disinterested persons" within the meaning of Rule 16b-3 and "outside directors" within the meaning of the Treasury Regulations promulgated under Section 162(m) of the Code. To the extent permitted under Rule 16b-3, the Committee will have complete authority to construe, interpret and administer provisions of the Incentive Plan, to determine which persons are to be granted options, the terms and conditions of options, and to make all other determinations necessary or deemed advisable in the administration of the Incentive Plan. The Committee may grant any option which is intended to be performance based for purposes of Section 162(m) based on the attainment over a specified period of performance targets or parameters, including, but not limited to the attainment of target levels of net income, cash flows, reserve additions or revisions, acquisitions, total capitalizations, total or comparative shareholder return, assets, exploration successes, production volumes, finding and development costs, cost reductions and savings, reportable incidents in safety or environmental matters, return on equity, profit margin or sales, and/or earnings per share, as may be specified by the Committee. Which factors and how much weight may be accorded each factor for a particular grant will be determined by the Committee. In addition, the Committee may, in its discretion, accelerate the vesting of any award upon such circumstances as it deems appropriate, provided the award continues to qualify as performance based compensation for purposes of the Code if intended to so qualify on its date of grant.


     Options granted under the Incentive Plan may be either nonqualified stock options or incentive stock options. The exercise price of any option will be as determined by the Committee as of the date of grant, provided that the exercise price of such options shall not be less than the fair market value of the Common Stock as the date of grant. The exercise price must be paid in full in cash at the time an option is exercised or, if permitted by the Committee, by means of a "cashless exercise" through a broker, by tendering Common Stock already owned by the participant, or any combination of the foregoing. The Committee will determine the period over which individual options become exercisable.

     In the event of a change in control of the Company, the Committee in its discretion may, at the time an option is made or any time thereafter: (i) provide for the acceleration of any time period relating to the exercise of the option, (ii) provide for the purchase of the option upon the participant's request for an amount of cash or other property that could have been received upon the exercise or realization of the option had the option been currently exercisable or payable, (iii) adjust the terms of the option in a manner determined by the Committee to reflect the change in control, (iv) cause the option to be assumed, or new rights substituted therefor, by another entity, or
(v) make such other provision as the Committee may consider equitable and in the best interests of the Company.

     In the event of any stock dividend, recapitalization, reorganization, merger, consolidation or other extraordinary event, the Committee may, to the extent deemed necessary to preserve the benefits under the Incentive Plan, adjust the number and kind of shares which thereafter may be made the subject of options, the number and kind of shares subject to outstanding options, and the grant, exercise or conversion price with respect to any of the foregoing and, if deemed appropriate, make provision for cash payments to participants. Subject to certain limitations, the Board of Directors is authorized to amend, suspend or terminate the Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.

     Upon completion of the Offering, options with respect to an aggregate of 1,360,000 shares of Common Stock will be granted to certain key employees of the Company, including options for 391,680 shares to Mr. Floyd, options for 204,000 shares to Mr. Fleming, options for 122,400 shares to Mr. Powers and options for 97,920 shares to Mr. Westmoreland. All of these options will have an exercise price equal to the initial public offering price of the Common Stock, and will vest in one-fifth increments on each of the first five anniversaries of the grant date.


SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     Effective immediately prior to the Offering, the Company will adopt an unfunded, nonqualified Supplemental Executive Retirement Plan (the "SERP") for the benefit of Mr. Floyd. The SERP will provide that, if the executive remains with the Company until age 65, upon his retirement on or after age 65, the executive will be paid $100,000 per year for life. If, after retirement, the executive predeceases his spouse, 50% of the executive's SERP benefit will continue to be paid to the executive's surviving spouse for her life.

401(K) PLAN

     The Company maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") for its employees. Under the 401(k) Plan, eligible employees may elect to have the Company contribute on their behalf up to 10% of their base compensation (subject to certain limitations imposed under the Code) on a before tax basis. The Company makes a matching contribution of $0.50 for each $1.00 of employee deferral, not to exceed 5% of an employee's base compensation, subject to limitations imposed by the Code. The amounts contributed under the 401(k) Plan are held in a trust and invested among various investment funds in accordance with the directions of each participant. An employee's salary deferral contributions under the 401(k) Plan are 100% vested. The Company's matching contributions vest at the rate of 20% per year of service. Participants are entitled to payment of their vested account balances upon termination of employment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Robert B. Catell, a member of the Compensation Committee, is Chairman of the Board and Chief Executive Officer of Brooklyn Union. As a result of the termination, upon completion of the Offering, of certain options to purchase Common Stock held by Mr. Catell, the Company will pay $548,000 to Mr. Catell. See "Related Party Transactions -- Transactions Between the Company and Brooklyn Union and Affiliates."


                           RELATED PARTY TRANSACTIONS

TRANSACTIONS BETWEEN THE COMPANY AND BROOKLYN UNION AND AFFILIATES

     Houston Exploration was incorporated in December 1985 to conduct certain of the natural gas and oil exploration and development activities of Brooklyn Union. The Company has focused since its inception primarily on the exploration and development of high potential prospects in the Gulf of Mexico. Effective February 29, 1996, Brooklyn Union implemented a reorganization of its exploration and production assets by transferring to Houston Exploration certain onshore producing properties and developed and undeveloped acreage not previously owned by the Company. Brooklyn Union has advised the Company that it does not currently intend to engage in the domestic exploration for or production of natural gas and oil except through ownership of Common Stock of the Company.


     In 1993, 1994 and 1995 Brooklyn Union made capital contributions to the Company of $12.6 million, $18.0 million and $6.9 million, respectively. Brooklyn Union made capital contributions to the Company of $10.1 million during the period from January 1, 1996 to May 1, 1996. Brooklyn Union has received shares of Common Stock in consideration of such capital contributions.

     During 1993, 1994 and 1995, the Company had natural gas sales of $32.9 million, $26.4 million and $18.9 million representing 86%, 63% and 48% of total revenues for the years ended 1993, 1994 and 1995, respectively, to PennUnion and BRING, both of which are affiliates of Brooklyn Union. Such natural gas sales were made at market prices, based on an index price adjusted to reflect the point of delivery of such production. The Company believes that the prices at which it has sold natural gas to affiliates of Brooklyn Union were similar to those it would have been able to obtain in the open market.



     In July 1994, the Company granted options to purchase an aggregate of 311,000 shares of Common Stock to three officers of Brooklyn Union, including Messrs. Catell and Matthews, with an exercise price of $8.91 per share. Upon completion of the Offering, such options will be terminated in exchange for payment by the Company of an aggregate of $840,000. As a result of the termination of their options, Messrs. Catell and Matthews will receive payments of $420,000 and $294,000, respectively. Theodore Spar, who is an officer of Brooklyn Union but is not an officer or director of the Company, will receive a payment of $126,000.



     The Company has been and will be included in the consolidated federal income tax returns filed by Brooklyn Union during all periods in which it has been or will be a wholly-owned subsidiary of Brooklyn Union ("Affiliation Years"). The Company and Brooklyn Union have entered into an agreement (the "Tax Sharing Agreement") providing for the manner of determining payments with respect to federal income tax liabilities and benefits arising in Affiliation Years. Under the Tax Sharing Agreement, the Company has paid or will pay to Brooklyn Union an amount equal to the Company's share of Brooklyn Union's consolidated federal income tax liability, generally determined on a separate return basis, for the years ended and the portion of 1996 preceding consummation of the Offering, and Brooklyn Union will pay the Company for any reduction in Brooklyn Union's consolidated federal income tax liability resulting from utilization or deemed utilization of deductions, losses, and credits arising in such periods which are attributable to the Company, in each case net of any amounts theretofore paid or credited by Brooklyn Union or the Company to the other with respect thereto. In the event that Brooklyn Union's consolidated federal income tax liability for any Affiliation Year is adjusted upon audit or otherwise, the Company will bear any additional liability or receive any refund which is attributable to adjustments of items of income, deduction, gain, loss or credit of the Company. Brooklyn Union shall permit the Company to participate in any audits or litigation with respect to Affiliation Years, but Brooklyn Union will otherwise have exclusive and sole responsibility and control over any such proceedings. The Company will cease to be included in the consolidated federal income tax returns filed by Brooklyn Union, and will file on a separate basis, with respect to periods after consummation of the Offering.


     Under a Registration Rights Agreement (the "Brooklyn Union Registration Rights Agreement") to be entered into between the Company and Brooklyn Union, the Company will file, upon the request of Brooklyn Union, a registration statement under the Securities Act of 1933 for the purpose of enabling Brooklyn Union to offer and sell any securities of the Company which Brooklyn Union may hold. Brooklyn Union may exercise these rights at any time after the expiration of 180 days following the completion of this Offering. The Company will bear the costs of any registered offering, except that Brooklyn Union will pay any underwriting commissions relating to any such offering, any transfer taxes and any costs of complying with foreign securities laws at Brooklyn Union's request, and each will pay for its counsel and accountants. The Company has the right to require Brooklyn Union to delay any exercise by Brooklyn Union of its rights to require registration and other actions for a period of up to 180 days if, in the judgment of the Company, the Company or any offering by the Company then being conducted or about to be conducted would be adversely affected. The Company has also granted Brooklyn Union the right to include its securities in certain registration statements covering offerings by the Company, and the Company will pay all costs of such offerings other than underwriting commissions and transfer taxes attributable to the securities sold on behalf of Brooklyn Union. The Company has agreed to indemnify Brooklyn Union, its officers, directors, agents, any underwriter, and each person controlling any of the foregoing, against certain liabilities under the Securities Act or the securities laws of any state or country in which securities of the Company are sold pursuant to the Brooklyn Union Registration Rights Agreement.


     In connection with the February 1996 reorganization, the Company and FRI, the subsidiary of Brooklyn Union that previously owned the onshore properties, entered into an agreement whereby the Company assumed FRI's bank debt and the liabilities of FRI directly related to the transferred properties and acreage. FRI agreed to indemnify the Company against all of its other liabilities, including any liabilities associated with the remuneration for the increase in the value of the transferred properties prior to the reorganization to which certain former FRI employees were entitled and the suit filed by certain of FRI's former employees. In addition, the Company entered into an agreement with Holdings, the subsidiary of Brooklyn Union that holds all of the currently outstanding Common Stock of the Company, whereby Holdings agreed to indemnify the Company against any liabilities associated with such remuneration and suit, and agreed to pledge all of its holdings of Common Stock to secure such indemnification obligation.


TRANSACTIONS BETWEEN THE COMPANY AND MANAGEMENT

     In     , 1996, the Company entered into employment agreements with Messrs.
Floyd, Fleming, Powers and Westmoreland effective as of the completion of this Offering. These employment agreements will replace the Company's existing employment agreements with such officers. See "Management -- Employment Agreements" for a description of such employment agreements.


     The Company's existing employment agreement with Mr. Floyd, its President and Chief Executive Officer, provides Mr. Floyd with the option to obtain up to a 5% working interest in certain exploration prospects of the Company, exercisable prior to the commencement of drilling of the initial well on any such prospect. During 1993, 1994 and 1995, affiliates of Mr. Floyd obtained a 5% working interest in 12 wells operated by the Company pursuant to such agreement. In addition, during 1993, 1994 and 1995, respectively, affiliates of Mr. Floyd paid $0.9 million, $0.7 million and $0.7 million, respectively, in expenses attributable to working interests owned in properties operated by the Company, and received $2.6 million, $1.6 million and $0.9 million for years ended 1993, 1994 and 1995, respectively, in distributions attributable to such working interests. Concurrently, with the closing of the TransTexas Acquisition, Mr. Floyd exercised his right to purchase a 5% working interest in the properties acquired by the Company in the TransTexas Acquisition on the same terms as such properties were acquired by the Company for a purchase price of $3.1 million. The Company's existing employment agreement with Mr. Floyd, including the option described above, will be terminated effective upon the completion of this Offering, provided that such termination shall not affect working interests in properties of the Company acquired by Mr. Floyd or his affiliates prior to the date of termination.


     The Company has agreed to loan Mr. Floyd the $3.1 million purchase price for his purchase of a 5% working interest in the properties purchased by the Company in the TransTexas Acquisition. In addition, the Company has agreed to loan Mr. Floyd, on a revolving basis, the amounts required to fund the expenses attributable to Mr. Floyd's working interest. Mr. Floyd is required to repay amounts owned under the loan in the amount of 65% of all distributions received by Mr. Floyd in respect of such working interest, as distributions are received. Amounts outstanding under such loan bear interest at an interest rate equal to the Company's cost of borrowing funds. Mr. Floyd's obligations under the agreement are secured by a pledge of his working interest in such properties. The outstanding balance owed by Mr. Floyd under the agreement will mature on July 2, 2006.


     The Company's existing employment agreement with Mr. Floyd also provides for the assignment to Mr. Floyd of a 2% net profits interest in all exploration prospects of the Company at the time such properties are acquired by the Company. During 1993, 1994 and 1995, the Company assigned a 2% net profits interest to Mr. Floyd in all such properties acquired by the Company during such periods pursuant to such agreement. In addition, during 1993, 1994 and 1995, Mr. Floyd received $656,000, $516,000 and $307,000, respectively, in distributions attributable to net profits interests in properties of the Company. The Company's existing employment agreement with Mr. Floyd, including the rights described above, will be terminated effective upon the completion of this Offering, provided that such termination shall not affect net profits interests in properties of the Company assigned to Mr. Floyd prior to the date of termination.



     The Company's existing employment agreement with Mr. Floyd also provides for the assignment to certain key employees designated by Mr. Floyd of overriding royalty interests in certain properties of the Company at the time such properties are acquired by the Company. During 1993, 1994 and 1995, the Company assigned overriding royalty interests to Mr. Fleming, Ms. Dees and Mr. Westmoreland in all properties acquired by the Company during such periods pursuant to such agreement. During 1993, 1994 and 1995, Mr. Fleming received $453,000, $326,000, and $213,000, respectively, and Ms. Dees received $427,000,
$302,000 and $189,000, respectively, in distributions attributable to overriding royalty interests in properties of the Company. The Company's existing employment agreement with Mr. Floyd, including the provisions described above, will be terminated effective upon the completion of this offering, provided that such termination shall not affect overriding royalty interests in properties of the Company assigned to key employees prior to the date of termination.



     The Company's existing employment agreement with Mr. Floyd also provides for the assignment to Mr. Floyd of a 6.75% after program-payout working interest in the leases upon which the Company begins drilling an initial exploratory well (whether or not successful) during a calendar year (a "program"). These working interests entitle Mr. Floyd to receive 6.75% of the excess, if any, of the aggregate revenues from the properties within a program over the aggregate costs (including capital expenditures) associated with such properties. At the date of this Offering, Mr. Floyd has not received any distributions under this arrangement. The Company's existing employment agreement, including the rights described above will be terminated effective upon completion of this Offering, provided that such termination shall not affect the after program-payout working interest in properties of the Company assigned to Mr. Floyd prior to date of termination. Concurrently with the completion of the Offering, Mr. Floyd will exchange certain of his after program-payout working interests for shares of Common Stock with a value (at the initial public offering price) of $2.0 million.



     The Company has agreed to grant shares of Common Stock with a value (at the initial offering price) of $112,500, $56,250 and $56,250 to Messrs. Fleming, Powers and Westmoreland, respectively, concurrently with the completion of the Offering.



SOXCO ACQUISITION



     Under an agreement with Soxco, Lester H. Smith has received a 1.25% net profits interest, proportionately reduced for Soxco's interest, in all properties in which Soxco has participated. Upon the sale by Soxco of its properties, Mr. Smith has the right to sell all such net profits interests on the same economic terms to be received by Soxco in the transaction. Mr. Smith has exercised such right in connection with the Soxco Acquisition, with the result that his net profits interests will be sold to Soxco prior to the completion of the Soxco Acquisition and included in the assets to be purchased by the Company. Soxco estimates that, as a result of the Soxco Acquisition, Mr. Smith will receive approximately $90,000 in cash, 14,000 initial shares of Common Stock and additional shares of Common Stock with a value between $100,000 and $200,000.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth certain information as of June 30, 1996 concerning the persons known by the Company to be beneficial owners of more than five percent of the Company's outstanding Common Stock, the members of the Board of Directors of the Company, the Named Executive Officers listed in the Summary Compensation Table above and all directors and executive officers of the Company as a group.



                                                                    BENEFICIAL OWNERSHIP
                                                           ---------------------------------------
                                                                                   PERCENT
                                                                           -----------------------
                                                                                        SUBSEQUENT
                                                                           PRIOR TO         TO
                NAME OF BENEFICIAL OWNER                     SHARES        OFFERING      OFFERING
- ---------------------------------------------------------  -----------     --------     ----------
The Brooklyn Union Gas Company...........................   19,262,200       100%            71%
James G. Floyd...........................................      135,000(2)    *             *
Randall J. Fleming.......................................        7,500(2)    *             *
Thomas W. Powers.........................................        3,750(2)    *             *
Sammye L. Dees...........................................           --         --             --
James F. Westmoreland....................................        3,750(2)    *             *
Charles W. Adcock........................................           --         --             --
Robert B. Catell(1)......................................      155,500       *             *
Craig G. Matthews(1).....................................      108,850       *             *
Gordon F. Ahalt..........................................           --         --             --
Russell D. Gordy.........................................           --         --             --
James Q. Riordan.........................................           --         --             --
Lester H. Smith(3).......................................       14,000(4)      --          *
All directors and officers as a group
  (11 persons)(1)(2)(3)..................................                       %          *


- ---------------

 *  Less than 1%.

(1) Represents shares issuable upon exercise of outstanding stock options that will be terminated upon completion of the Offering. See "Related Transactions -- Transactions between the Company and Brooklyn Union and Affiliates."


(2) Represents shares issuable upon completion of the Offering, based upon an assumed initial public offering price of $15.00 per share.



(3) Mr. Smith, who is Chairman of the Board and President of Soxco, may be deemed to be the beneficial owner of the shares of Common Stock to be issued to Soxco pursuant to the Soxco Acquisition. Mr. Smith disclaims beneficial ownership of all such shares except for the estimated 14,000 shares of Common Stock to which he will be entitled as a result of the Soxco Acquisition. See "Related Transactions -- Soxco Acquisition."



(4) Based upon the assumed issuance of 787,800 shares of Common Stock to Soxco pursuant to the Soxco Acquisition.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's Restated Certificate of Incorporation (the "Certificate") provides for authorized capital stock consisting of 50,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share. The following summary, which describes the material terms of the Company's capital stock, is qualified in its entirety by reference to the Certificate, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.


COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of common stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of holders of outstanding Preferred Stock. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK


     The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine variations in the designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights, preferential rights to receive dividends or to receive assets upon liquidation, rights of conversion into Common Stock or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights; and the shares of Preferred Stock or any series thereof may have full or limited voting powers, or be without voting powers.


     Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction in that some or a majority of stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then market price for such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the regulations of the exchange on which its Common Stock is listed.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS AND DELAWARE LAW

     Certain provisions of the Certificate and Bylaws are intended to enhance the likelihood of continuity and stability in the Board of Directors of the Company and in its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. Set forth below is a summary description of such provisions:

     Classification of Directors; Filling Vacancies. The Company's Bylaws provide that the directors of the Company shall be divided into three classes as equal in number as possible serving staggered three-year terms. The Board of Directors of the Company, acting by a majority of the directors then in office, may fill any vacancy or newly created directorship.

     Stockholder Actions and Meetings. The Company's Certificate provides that all actions required or permitted to be taken by the stockholders of the Company may be taken only at a duly held annual or special meeting of the stockholders. The Company's Bylaws establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and for stockholder proposals to be submitted at meetings of the stockholders. The Company's Bylaws also provide that special meetings of stockholders may be called only by the President or by a majority of the directors.

     Anti-takeover Provisions. Delaware law permits and the Certificate grants the Company's Board broad discretionary authority to adopt any and all anti-takeover measures approved by it in response to any proposal to acquire the Company, its assets or more than 15% of its outstanding capital stock. Measures to be adopted could include a shareholder rights plan or by-law provisions requiring supermajority shareholder approval of acquisition proposals.

     Limitation on Personal Liability of Directors. Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of the Company limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Certificate may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters.

     Indemnification Arrangements. The Certificate of Incorporation and Bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, the directors and officers of the Company shall be indemnified and permit the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such. The Company intends to enter into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder become an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person become an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of the stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combination proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who become an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock will be The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, the Company will have 27,200,000 shares of Common Stock outstanding. The shares sold in this Offering will be freely tradeable without restriction or further registration, except for shares owned by "affiliates" of the Company (as such term is defined under the Securities
Act) which may be sold subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). All of the remaining 20,200,000 outstanding shares, consisting of 19,262,200 shares of Common Stock owned by Brooklyn Union, 787,800 shares to be issued to Soxco in the Soxco Acquisition and 150,000 shares to be issued to certain executive officers of the Company upon completion of the Offering, constitute "restricted securities" within the meaning of Rule 144. Such shares may not be resold in a public distribution except pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration, including pursuant to Rule 144. In connection with this Offering, the Company and Brooklyn Union have entered into the Brooklyn Union Registration Rights Agreement, pursuant to which Brooklyn Union will have certain demand registration rights at the Company's expense and certain piggyback registration rights. In connection with the Soxco Acquisition, the Company will grant Soxco three demand registration rights at the Company's expense and certain piggyback registration rights. Each of the Company, Brooklyn Union, Soxco and the officers and directors of the Company have entered into certain "lock up" agreements with the Underwriters pursuant to which they have agreed not to offer or sell shares of Common Stock of the Company for a period of 180 days after the date of this Prospectus without the written consent of the representatives of the Underwriters. See "Underwriting."


     Generally, Rule 144 provides that beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregate) who has beneficially owned "restricted" securities for at least two years, including a person who may be deemed an "affiliate" of the Company, as the term "affiliate" is defined under the Securities Act, is entitled to sell in "brokers' transactions" or in transactions directly with a "market maker", within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on any national securities exchange and/or over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company would be entitled to sell such shares under Rule 144 without regard to the volume, public information, manner of sale of notice provisions and limitations described above, once a period of at least three years has elapsed since the later date the shares were acquired from the Company or from an "affiliate" of the Company.


     Upon completion of the Offering, the Company will grant options to purchase 1,360,000 shares of Common Stock (1,412,500 shares if the Underwriters' over-allotment option is exercised in full) to its employees pursuant to the Incentive Plan. After this Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock issuable upon exercise of such options. Accordingly, such shares will be freely tradeable by holders who are not affiliates of the Company and, subject to the volume and manner of sale limitations of Rule 144, by holders who are affiliates of the Company. See "Management -- 1996 Stock Option Plan."


     Prior to this Offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas, and for the Underwriters by Vinson & Elkins, L.L.P., Houston, Texas.

                                    EXPERTS

     The combined audited financial statements of the Company as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The audited financial statements of Soxco as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph with respect to the change in the method of accounting for income taxes in 1993 as discussed in Note 2 to the financial statements.


     The audited Historical Summaries of the interests in the oil and gas properties acquired from TransTexas for each of the three years in the period ended December 31, 1995 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The reserve reports and estimates of the Company's net proved natural gas and oil reserves included herein have been prepared by Ryder Scott, NSA, Huddleston and Miller and Lents. The reserve reports and estimates of Soxco's net proved natural gas and oil reserves included herein have been prepared by Ryder Scott, NSA and Huddleston. Summaries of these estimates and the audit letters of Ryder Scott, NSA, Huddleston and Miller and Lents have been included in this Prospectus as Appendix A in reliance upon such firms as experts with respect to such matters.

                             AVAILABLE INFORMATION


     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contract, agreement or document and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement.


     The Company intends to furnish holders of its Common Stock annual reports containing audited consolidated financial statements as well as quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year.

                         GLOSSARY OF OIL AND GAS TERMS

     The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

     Bcf. Billion cubic feet.

     Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bbl/d. One Bbl per day.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Completion. The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

     Developed acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     Developed well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

     Farm-in or farm-out. An agreement whereunder the owner of a working interest in natural gas and oil lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

     Field. An area consisting of single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

     Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

     Mbbls. One thousand barrels of crude oil or other liquid hydrocarbons.

     Mbbls/d. One thousand barrels of crude oil or other liquid hydrocarbons per day.

     Mcf. One thousand cubic feet.

     Mcf/d. One thousand cubic feet per day.

     Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Mmbbls. One million barrels of crude oil or other liquid hydrocarbons.

     Mmbtu. One million Btus.

     Mmcf. One million cubic feet.

     Mmcf/d. One million cubic feet per day.

     Mmcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

     Oil. Crude oil and condensate.

     Present value. When used with respect to natural gas and oil reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

     Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

     Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required from recompletion.

     Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     Royalty interest. An interest in a natural gas and oil property entitling the owner to a share of oil or gas production free of costs of production.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

     Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

     Workover. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                       PAGE
                                                                                       -----
THE HOUSTON EXPLORATION COMPANY:
Report of Independent Public Accountants.............................................    F-2
Combined Balance Sheets as of December 31, 1994 and 1995 and (unaudited)
  March 31, 1996.....................................................................    F-3
Combined Statements of Operations for the Years Ended December 31, 1993, 1994 and
  1995 and (unaudited) the Three Months Ended March 31, 1995 and 1996................    F-4
Combined Statement of Stockholder's Equity for the Years Ended December 31, 1993,
  1994 and 1995 and (unaudited) the Three Months Ended March 31, 1996................    F-5
Combined Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995 and (unaudited) the Three Months Ended March 31, 1995 and 1996................    F-6
Notes to Combined Financial Statements...............................................    F-7

SMITH OFFSHORE EXPLORATION COMPANY:
Report of Independent Public Accountants.............................................   F-24
Balance Sheets as of December 31, 1994 and 1995 and (unaudited) March 31, 1996.......   F-25
Statements of Operations for the Years Ended December 31, 1993, 1994 and 1995 and
  (unaudited) the Three Months Ended March 31, 1995 and 1996.........................   F-26
Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995 and
  (unaudited) the Three Months Ended March 31, 1995 and 1996.........................   F-27
Notes to Financial Statements........................................................   F-28

TRANSTEXAS GAS CORPORATION:
Report of Independent Accountants....................................................   F-42
Historical Summaries of the Interests in the Oil and Gas Revenues and Direct
  Operating Expenses of the Properties to be Acquired by the Houston Exploration
  Company for the Years Ended December 31, 1993, 1994 and 1995 and (unaudited) the
  Three Months Ended March 31, 1996..................................................   F-43
Notes to the Historical Summaries....................................................   F-44

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited the accompanying combined balance sheets of The Houston Exploration Company (a Delaware corporation and an indirect wholly-owned subsidiary of The Brooklyn Union Gas Company) as of December 31, 1994 and 1995, and the related combined statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The Houston Exploration Company, as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas

July 3, 1996

                        THE HOUSTON EXPLORATION COMPANY

                            COMBINED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                     DECEMBER 31,
                                                               ------------------------    MARCH 31,
                                                                  1994          1995          1996
                                                               ----------    ----------    ----------
                                                                                           (UNAUDITED)
ASSETS:
  Cash and cash equivalents.................................   $      668    $      598    $    2,849
  Accounts receivable.......................................       17,995        18,660        21,214
  Accounts receivable -- Parent.............................        8,605         6,963         6,365
  Inventories...............................................        1,296           963           979
  Prepayments and other.....................................        1,557         1,141         1,428
                                                               ----------    ----------    ----------
          Total current assets..............................       30,121        28,325        32,835
  Natural gas and oil properties, full cost method
     Unevaluated properties.................................       25,911        42,286        45,686
     Properties subject to amortization.....................      257,102       309,378       323,369
  Other property and equipment..............................        7,378         7,707         7,729
                                                               ----------    ----------    ----------
                                                                  290,391       359,371       376,784
  Less: Accumulated depreciation, depletion and
     amortization...........................................     (120,677)     (142,693)     (148,378)
                                                               ----------    ----------    ----------
                                                                  169,714       216,678       228,406
  Other assets..............................................        1,843         2,493         1,103
                                                               ----------    ----------    ----------
          TOTAL ASSETS......................................   $  201,678    $  247,496    $  262,344
                                                               ==========    ==========    ==========
LIABILITIES:
  Accounts payable and accrued expenses.....................   $   18,767    $   28,657    $   29,457
                                                               ----------    ----------    ----------
          Total current liabilities.........................       18,767        28,657        29,457
  Long-term debt............................................       65,650        71,862        74,964
  Deferred federal income tax...............................       28,314        43,681        47,607
  Other deferred liabilities................................           81            60            32
                                                               ----------    ----------    ----------
          TOTAL LIABILITIES.................................      112,812       144,260       152,060

COMMITMENTS AND CONTINGENCIES (NOTE 9)

STOCKHOLDER'S EQUITY:
  Common Stock, $.01 par value, 2,000, 4,000 and 4,000
     shares authorized and 2,000, 2,858 and 2,858 issued and
     outstanding at December 31, 1994 and 1995 and March 31,
     1996, respectively.....................................           20            29            29
  Additional paid-in capital................................       86,389       101,053       107,125
  Retained earnings.........................................        2,457         2,154         3,130
                                                               ----------    ----------    ----------
          TOTAL STOCKHOLDER'S EQUITY........................       88,866       103,236       110,284
                                                               ----------    ----------    ----------
          TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY........   $  201,678    $  247,496    $  262,344
                                                               ==========    ==========    ==========


    The accompanying notes are an integral part of these combined financial statements.

                        THE HOUSTON EXPLORATION COMPANY

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                                            THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                MARCH 31,
                                   -----------------------------------    ----------------------
                                     1993         1994         1995         1995         1996
                                   ---------    ---------    ---------    ---------    ---------
                                                                               (UNAUDITED)
REVENUES
  Natural gas and oil revenues.... $  37,462    $  41,755    $  39,431    $   9,498    $   9,980
  Other...........................       799          467        1,778          253          233
                                     -------     --------     --------     --------     --------
          Total revenues..........    38,261       42,222       41,209        9,751       10,213
OPERATING COSTS AND EXPENSES
  Lease operating.................     4,477        5,344        5,468        1,418        1,828
  Depreciation, depletion and
     amortization.................    23,225       25,365       21,969        5,626        5,674
  General and administrative,
     net..........................     2,454        3,460        3,486          869        1,492
  Nonrecurring charge (Note 10)...        --           --       12,000           --           --
                                     -------     --------     --------     --------     --------
          Total operating
            expenses..............    30,156       34,169       42,923        7,913        8,994
INCOME (LOSS) FROM OPERATIONS.....     8,105        8,053       (1,714)       1,838        1,219
Interest expense, net.............     1,764        2,102        2,398          621          461
                                     -------     --------     --------     --------     --------
Income (loss) before income
  taxes...........................     6,341        5,951       (4,112)       1,217          758
Provision (benefit) for federal
  income taxes....................     1,790          597       (3,809)          61         (218)
                                     -------     --------     --------     --------     --------
NET INCOME (LOSS)................. $   4,551    $   5,354    $    (303)   $   1,156    $     976
                                     =======     ========     ========     ========     ========


    The accompanying notes are an integral part of these combined financial statements.

                        THE HOUSTON EXPLORATION COMPANY

                   COMBINED STATEMENT OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)


                                                           ADDITIONAL     RETAINED        TOTAL
                                               COMMON       PAID IN       EARNINGS      STOCKHOLDER'S
                                               STOCK        CAPITAL       (DEFICIT)      EQUITY
                                               ------      ---------      --------      ---------
Balance at December 31, 1992................    $ --       $  55,830      $ (7,448)     $  48,382
Capital contributions from Parent...........      --          12,558            --         12,558
Net income..................................      --              --         4,551          4,551
                                                 ---        --------        ------       --------
Balance at December 31, 1993................      --          68,388        (2,897)        65,491
Capital contributions from Parent...........      20          18,001            --         18,021
Net income..................................      --              --         5,354          5,354
                                                 ---        --------        ------       --------
Balance at December 31, 1994................      20          86,389         2,457         88,866
Capital contributions from Parent...........       9          14,664(1)         --         14,673
Net loss....................................      --              --          (303)          (303)
                                                 ---        --------        ------       --------
Balance at December 31, 1995................      29         101,053         2,154        103,236
Capital contributions from Parent
  (unaudited)...............................      --           6,072            --          6,072
Net income (unaudited)......................      --              --           976            976
                                                 ---        --------        ------       --------
Balance at March 31, 1996 (unaudited).......    $ 29       $ 107,125      $  3,130      $ 110,284
                                                 ===        ========        ======       ========


- ---------------


(1) Includes $7.8 million related to the $12.0 million nonrecurring charge, net of the tax benefit of $4.2 million.


    The accompanying notes are an integral part of these combined financial statements.

                        THE HOUSTON EXPLORATION COMPANY

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                DECEMBER 31,                     MARCH 31,
                                                     -----------------------------------   ----------------------
                                                       1993         1994         1995        1995         1996
                                                     ---------    ---------    ---------   ---------    ---------
                                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)................................... $   4,551    $   5,354    $    (303)  $   1,156    $     976
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depreciation, depletion and amortization..........    23,225       25,365       21,969       5,626        5,674
  Deferred income tax expense.......................     3,028        5,847       12,832       1,273        3,926
  Nonrecurring charge...............................        --           --       12,000          --           --
Changes in operating assets and liabilities:
  Decrease (increase) in accounts receivable........       672        4,551          977       4,836       (1,956)
  Decrease (increase) in inventories................        78         (229)         333          51          (16)
  Decrease (increase) in prepayments and other......      (472)        (450)         416      (1,475)        (287)
  Decrease (increase) in other assets...............       722       (1,188)      (2,336)      1,175        1,362
  Increase (decrease) in accounts payable and
     accrued expenses...............................     9,092      (13,176)       9,890      (4,076)         800
                                                      --------     --------     --------    --------     --------
Net cash provided by operating activities...........    40,896       26,074       55,778       8,566       10,479

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures
  Acquisitions......................................   (41,242)     (35,776)     (21,039)    (10,039)      (1,289)
  Exploration and development.......................   (17,315)     (29,220)     (48,387)    (11,293)     (16,860)
  Dispositions and other............................       (53)         (63)         493       1,594          747
                                                      --------     --------     --------    --------     --------
Net cash used in investing activities...............   (58,610)     (65,059)     (68,933)    (19,738)     (17,402)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from long-term borrowings..............     5,800       19,050        6,212         609        3,102
Capital contributions from Parent...................    12,558       18,021        6,873      10,371        6,072
                                                      --------     --------     --------    --------     --------
Net cash provided by financing activities...........    18,358       37,071       13,085      10,980        9,174
Increase (decrease) in cash and cash equivalents....       644       (1,914)         (70)       (192)       2,251
Cash and cash equivalents, beginning of period......     1,938        2,582          668         668          598
                                                      --------     --------     --------    --------     --------
Cash and cash equivalents, end of period............ $   2,582    $     668    $     598   $     476    $   2,849
                                                      ========     ========     ========    ========     ========
Cash paid for interest.............................. $   2,259    $   3,318    $   4,658   $   1,139    $   1,212
                                                      ========     ========     ========    ========     ========
Cash paid for income taxes.......................... $   5,423    $      --    $      --   $      --    $      --
                                                      ========     ========     ========    ========     ========


    The accompanying notes are an integral part of these combined financial statements.

                        THE HOUSTON EXPLORATION COMPANY

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     The Houston Exploration Company ("Houston Exploration" or the "Company"), is an indirect wholly owned subsidiary of The Brooklyn Union Gas Company ("Brooklyn Union" or the "Parent"), a New York corporation. Houston Exploration is a Delaware corporation, incorporated in December 1985, and began operations in January 1986 for the purpose of conducting certain natural gas and oil exploration and development activities for Brooklyn Union. The Company's operations focus on the exploration, development and acquisition of domestic natural gas and oil properties offshore in the Gulf of Mexico and onshore in West Virginia, East Texas and the Arkoma Basin.

     Effective February 29, 1996 Brooklyn Union implemented a reorganization (the "Reorganization") of its exploration and production assets and liabilities by transferring to Houston Exploration certain onshore producing properties and acreage not previously owned by Houston Exploration. These combined financial statements have been prepared giving effect to the transfer of these assets and liabilities from the time of acquisition of such assets and liabilities by Brooklyn Union. The transfer of assets and liabilities has been accounted for at historical cost as a reorganization of companies under common control in a manner similar to a pooling-of-interests and the financial statements reflect the combined historical results of Houston Exploration and the assets and liabilities transferred by Brooklyn Union for all of the periods presented.

  Interim Financial Statements

     The financial statements for the three months ended March 31, 1995 and 1996 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, such statements include all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the Company's financial position, results of operations and cash flows. Interim period results are not necessarily indicative of the results to be achieved for an entire year.

  Use of Estimates


     The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company's most significant financial estimates are based on remaining proved natural gas and oil reserves (see Note 13 -- Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities). Because there are numerous uncertainties inherent in the estimation process, actual results could differ from the estimates.


  Natural Gas and Oil Properties

     Natural gas and oil properties are accounted for using the full cost method of accounting. Under this method of accounting, all costs identified with acquisition, exploration and development of natural gas and oil properties, including leasehold acquisition costs, geological and geophysical costs, dry hole costs, tangible and intangible drilling costs, interest and the general and administrative overhead directly associated with these activities are capitalized as incurred. The Company computes the provision for depreciation, depletion and amortization of natural gas and oil properties on a quarterly basis using the unit-of-production method. The quarterly provision is calculated by multiplying the natural gas and oil production each quarter by a depletion rate determined by dividing

                        THE HOUSTON EXPLORATION COMPANY
the total unamortized cost of natural gas and oil properties (including estimates of the costs of future development and property abandonment and excluding the cost of significant investments in unproved and unevaluated properties) by net equivalent proved reserves at the beginning of the quarter. Natural gas and oil reserve quantities represent estimates only. Actual future production may be materially different from estimated quantities and such differences could materially affect future amortization of natural gas and oil properties. The Company believes that unevaluated properties at December 31, 1995 will be fully evaluated within five years.

     Proceeds from the dispositions of natural gas and oil properties are recorded as reductions of capitalized costs, with no gain or loss recognized, unless such adjustments significantly alter the relationship of unamortized capitalized costs and total proved reserves.

     The Company limits the capitalized costs of natural gas and oil properties, net of accumulated depreciation, depletion and amortization and related deferred taxes to the estimated future net cash flows from proved natural gas and oil reserves discounted at ten percent, plus the lower of cost or fair value of unproved properties, as adjusted for related income tax effects (the "full cost ceiling"). A current period charge to operating income is required to the extent that capitalized costs plus certain estimated costs for future property development, plugging, abandonment and site restorations, net of related accumulated depreciation, depletion and amortization and related deferred income taxes, exceed the full cost ceiling.


  Other Property and Equipment


     Other property and equipment include the costs of West Virginia gathering facilities which are depreciated using the unit-of-production basis utilizing estimated proved reserves accessible to the facilities. Also included in other property and equipment are costs of office furniture, fixtures and equipment which are recorded at cost and depreciated using the straight-line method over estimated useful lives ranging between two to five years.

  Income Taxes

     The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), effective January 1, 1993. Under SFAS 109, deferred taxes are determined based on the estimated future tax effect of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. These differences relate primarily to (i) intangible drilling and development costs associated with natural gas and oil properties, which are capitalized and amortized for financial reporting purposes and expensed as incurred for tax reporting purposes and (ii) provisions for depreciation and amortization for financial reporting purposes that differ from those used for income tax reporting purposes. The cumulative effect of adopting SFAS 109 was not significant.

     The Company is included in the consolidated federal income tax return of Brooklyn Union. Under the Company's tax sharing agreement with Brooklyn Union, the Company receives or pays to Brooklyn Union an amount equal to the reduction or increase in the currently payable federal income taxes for Brooklyn Union resulting from the inclusion of the Company's taxable income or loss in the consolidated Brooklyn Union return, whether or not such amounts could be utilized on a separate return basis.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                        THE HOUSTON EXPLORATION COMPANY

  Inventories

     Inventories consist primarily of tubular goods used in the Company's operations and are stated at the lower of cost or market value.

  General and Administrative Costs and Expenses

     The Company receives reimbursement for administrative and overhead expenses incurred on behalf of other working interest owners of properties operated by the Company. These reimbursements totaling $1.2 million, and $1.3 million and $1.2 million for the years ended December 31, 1993, 1994 and 1995, respectively, were allocated as reductions to general and administrative expenses. The capitalized general and administrative costs directly related to the Company's acquisition, exploration and development activities, during 1993, 1994 and 1995, aggregated $4.4 million, $3.9 million and $4.1 million, respectively.

  Capitalization of Interest

     The Company capitalizes interest related to its unevaluated natural gas and oil properties and certain properties under development which are not currently being amortized. For the years ended December 31, 1993, 1994 and 1995 interest costs of $0.7 million, $1.5 million and $2.9 million, respectively, were capitalized.

  Gas Imbalances

     The Company utilizes the entitlements method to account for its gas imbalances. Under this method, income is recorded based on the Company's net revenue interest in production or nominated deliveries. Net deliveries in excess of these amounts are recorded as liabilities, while net underdeliveries are reflected as assets. Production imbalances are valued using current market prices. Production imbalances were not material as of December 31, 1994 and 1995.

  Hedging


     The Company enters into natural gas futures and forward contracts in the normal course of business. Principally, these contracts are used to hedge against the risk of adverse impacts of market price fluctuations of natural gas. The Company's hedging strategies meet the criteria for hedge accounting treatment under Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts" ("SFAS 80"). Accordingly, gains and losses are recognized when the underlying transaction is completed, at which time these gains and losses are included in earnings as a component of natural gas revenues in accordance with a hedged transaction. Natural gas revenues were reduced by $10.7 million and $0.8 million during 1993 and 1994 and were increased by $5.6 million in 1995, relative to these contracts. (See Note 7 -- Financial Instruments).


     The Company regularly assesses the relationship between natural gas commodity prices in the "cash" and futures markets. The correlation between prices in these markets has been well within a range generally deemed to be acceptable. If correlation ceases to exist for more than a temporary period of time, the Company would account for its financial instrument positions as trading activities and mark-to-market its open positions. At December 31, 1995 the Company recognized a pretax loss of $0.7 million attributable to hedges in place at year end that lost correlation with the cash market price.

     The Company also uses interest rate swaps to manage the interest rate exposure arising from certain borrowings. Swaps used to hedge debt are designated as hedges and are matched to the debt as to notional amount and maturity. The periodic receipts or payments from each swap are

                        THE HOUSTON EXPLORATION COMPANY
recognized ratably over the term of the swap as an adjustment to interest expense. Gains and losses resulting from the termination of hedge contracts prior to their stated maturity are recognized ratably over the remaining life of the instrument being hedged.

  Concentration of Credit Risk

     Substantially all of the Company's accounts receivable result from natural gas and oil sales or joint interest billings to third parties in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Historically the Company has not experienced credit losses on such receivables.

     Earnings Per Share.

     Through December 31, 1995, the Company was an indirect wholly-owned subsidiary of Brooklyn Union; thus, income (loss) per share amounts are not meaningful and, accordingly, not presented.

NOTE 2 -- LONG-TERM DEBT

     Prior Credit Facility. The Company maintained a revolving credit facility ("Prior Credit Facility") with a syndicate of lenders which provided for an aggregate commitment of $100 million, subject to borrowing base limitations of $74 million at December 31, 1994 and $76 million as of December 31, 1995 and at March 31, 1996. The Prior Credit Facility limited advances to a borrowing base established by a specified formula and was redetermined by the bank at least semi-annually. At December 31, 1994 and 1995 and March 31, 1996, $65.7 million, $71.9 million and $74.9 million, respectively, were outstanding under the Prior Credit Facility, and letter of credit obligations of $1.6 million were outstanding at the end of both 1994 and 1995 and at March 31, 1996. Borrowings under the Prior Credit Facility were secured by the stock of the Company.

     The Prior Credit Facility provided for payments of interest only until the scheduled maturity on October 1, 1998. The Company elected to borrow funds at either (i) a fluctuating base rate ("Base Rate" loan) equal to the higher of the Federal Funds rate plus 1/2% or the agent bank's prime rate, or (ii) a fixed rate ("Fixed Rate" loan) at either (at the Company's option) a market Eurodollar rate or an average market Certificate of Deposit ("CD") rate. Interest was payable at calendar quarter end on Base Rate loans and at maturity of the financial instrument (approximately every 90 days) for Fixed Rate loans. In addition, the Prior Credit Facility required quarterly payments of a commitment fee of (i) three-eighths of one percent per annum of the daily average unused portion of the borrowing base and (ii) one-sixteenth of one percent per annum of the daily average difference between the commitment and the borrowing base and
(iii) one-eighth of one percent per annum of the daily average difference between the borrowing base and the "Accepted Borrowing Base" as defined in the Agreement. The weighted average interest rate for the periods ended December 31, 1993, 1994 and 1995 was 6.3%, 7.4% and 6.9%, respectively.


     Interim Credit Facility. On April 23, 1996, the Company revised the terms and conditions of the existing Credit Facility ("Interim Credit Facility"). The Interim Credit Facility was provided by a syndicate of lenders led by the Company's prior agent, Texas Commerce Bank National Association, again as agent, and provided an aggregate commitment of $150 million, subject to borrowing base limitations of $80 million as of April 23, 1996. In addition, up to $5 million of the New Credit Facility was available for the issuance of letters of credit to support performance guarantees. The Interim Credit Facility was guaranteed by Fuel Resources Inc. ("FRI") and by THEC Holdings Corp., each of which is a wholly-owned subsidiary of Brooklyn Union. Borrowings were secured by

                        THE HOUSTON EXPLORATION COMPANY
the stock of the Company and the stock of FRI together with a negative pledge on all the Company's assets.


     Interest was payable on borrowings under the New Credit Facility at an alternated base rate of the greater of the Federal Funds rate plus 0.5% or the agent bank's prime rate or, at the Company's election, 0.8125% above a quoted LIBOR rate. Interest was payable at calendar quarters on base rate loans and at maturity on LIBOR loans. In addition a commitment fee of: (1) between 0.20% and 0.375% per annum on the unused portion of the Accepted Borrowing Base, (2) 0.125% per annum on the difference between the Borrowing Base and the Accepted Borrowing Base with a 0.3125% clawback on any usage of the difference, and (3) 0.0625% per annum on the difference between the lower of the Facility Amount of the Borrowing Base and the Borrowing Base.



     The Interim Credit Facility required the maintenance of a defined net worth, total debt to total capitalization of no greater than 50% and a defined fixed charge coverage ratio of 2.0 to 1. In addition to maintenance of certain financial ratios, cash dividends and/or purchase or redemption of the Company's stock is restricted as well as the encumbering of the Company's gas and oil assets or pledging of the assets as collateral.



     New Credit Facility. On July 2, 1996, the Company revised the terms and conditions of the existing Interim Credit Facility ("New Credit Facility"). The New Credit Facility is provided by the Company's prior agent, Texas Commerce Bank, National Association and provides an aggregate commitment of $150 million, the full amount of which was available as of July 2, 1996. In addition, up to $5 million of the New Credit Facility will be available for the issuance of letters of credit to support performance guarantees. The New Credit Facility matures on July 1, 2000. The New Credit Facility is secured by a pledge of all of the Company's outstanding capital stock; however, upon the closing of the Company's initial public offering the pledged shares will be released and the facility will be unsecured.



     Interest is payable on borrowings under the New Credit Facility, at the Company's option, at an alternate base rate of the greater of the Federal Funds rate plus 0.5% or the agent bank's prime rate or at a margin of 0.50% to 1.125% above a quoted LIBOR rate. Interest is payable at calendar quarters on base rate loans and at maturity on LIBOR loans. In addition, a commitment fee of: (1) between 0.20% and 0.375% per annum on the unused portion of the Designated Borrowing Base, and (2) 33% of the fee in (1) above on the difference between the lower of the Facility Amount or the Borrowing Base and the Designated Borrowing Base.



     The New Credit Facility covenants require the maintenance of a defined net worth of $95 million plus 50% of net income and 75% of net equity proceeds, total debt to total capitalization of no greater than 60% prior to the offering and 55% thereafter. In addition to maintenance of certain financial ratios, cash dividends and/or purchase or redemption of the Company's stock is restricted as well as the encumbering of the Company's gas and oil assets or the pledging of the assets as collateral. As of July 3, 1996, the Company was in compliance with all such covenants.


NOTE 3 -- STOCKHOLDER'S EQUITY

     Effective July 1, 1994 the Company adopted a Long-Term Stock Incentive Plan (the "1994 Incentive Plan") for its officers, directors and other key employees. The 1994 Incentive Plan allows for the granting of nonqualified stock options, which may include tandem phantom option shares while the Company remains a privately owned entity. The number of shares of common stock

                        THE HOUSTON EXPLORATION COMPANY
subject to stock option grants cannot exceed 10% of the Company's common shares outstanding, and the exercise price of options granted under the 1994 Incentive Plan may not be less than the fair market value of the common stock at the date the option is granted. On July 1, 1994, the Company granted options to purchase an aggregate of 100,000 shares of common stock to certain officers and directors of the Parent, with an exercise price of $27.71 per share. As of December 31, 1995, no options had been exercised. See Note 12 -- Subsequent Events.


                                                                  SHARES         PRICE
                                                                 --------       -------
        Options outstanding at December 31, 1994..............    100,000       $ 27.71
        Options granted during 1995...........................         --            --
        Options outstanding at December 31, 1995..............    100,000       $ 27.71
                                                                  =======        ======
        Options available for grant...........................         --
                                                                  =======

NOTE 4 -- INCOME TAXES

     The components of the federal income tax provision (benefit) are:


                                                   1993          1994           1995
                                                  -------       -------       --------
                                                             (IN THOUSANDS)
        Current................................   $(1,238)      $(5,250)      $(16,641)
        Deferred...............................     3,028         5,847         12,832
                                                  -------       -------       --------
        Total..................................   $ 1,790       $   597       $ (3,809)
                                                  =======       =======       ========


     Amounts received from the Parent pursuant to the established tax-sharing agreement were $2.3 million and $14.6 million in 1994 and 1995 respectively. During 1993, the Company paid the Parent $5.4 million pursuant to the tax-sharing agreement. State taxes are not considered material for the years ended 1993, 1994 and 1995, respectively.

     The following is a reconciliation of statutory federal income tax expense (benefit) to the Company's income tax provision:

                                                       1993        1994        1995
                                                      -------     -------     -------
                                                              (IN THOUSANDS)
        Income (loss) before income taxes...........  $ 6,341     $ 5,951     $(4,112)
        Statutory rates.............................       35%         35%         35%
        Income tax (benefit) computed at statutory
          rates.....................................    2,219       2,083      (1,439)
        Reconciling items:
          Section 29 tax credits....................   (1,023)     (1,529)     (1,985)
          Percentage depletion......................      (73)        (27)       (231)
          Adjustments from change in tax rates......      534          --          --
          Other.....................................      133          70        (154)
                                                      -------     -------     -------
        Tax expense (benefit).......................  $ 1,790     $   597     $(3,809)
                                                      =======     =======     =======

                        THE HOUSTON EXPLORATION COMPANY

  Deferred Income Taxes


     Deferred income tax provisions for the years ended December 31, 1993, 1994 and 1995 result from the following temporary differences:



                                                           1993        1994        1995
                                                          -------     -------     -------
                                                                  (IN THOUSANDS)
    Temporary differences related to natural gas and oil
      properties:
      Intangible drilling costs.........................  $ 3,460     $ 6,182     $12,067
      Depreciation and depletion........................   (4,614)     (6,049)     (2,229)
      Dry hole costs....................................      835       2,871          35
      Capitalized general and administrative expense....    1,240       1,243       1,429
      Impairment of properties..........................      501       1,334       1,145
      Abandonment of properties.........................      474          --          --
      Lease rentals.....................................       89         104         132
      Other.............................................    1,043         162         253
                                                          -------     -------     -------
              Total deferred tax expense................  $ 3,028     $ 5,847     $12,832
                                                          =======     =======     =======



     The Company's deferred tax position reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. At December 31, 1993, 1994 and 1995 the Company did not have deferred tax assets (net operating loss carryforwards or alternative minimum taxes).



NOTE 5 -- RELATED PARTY TRANSACTIONS


     Transactions with the Parent are comprised of the following:

                                                          1993         1994        1995
                                                         -------      -------      -----
                                                                 (IN THOUSANDS)
        Gas sales.....................................   $ 1,067      $ 1,335      $  --
        Gathering fee income..........................       361          244         --
        General and administrative costs..............       839          776        724

     Gas sales with Brooklyn Union were at market prices, based upon an index price adjusted to reflect the point of delivery of such production. The Company believes that the prices at which it sold gas to Brooklyn Union were similar to those it would have been able to obtain in the open market. The Company reimburses the Parent for certain general and administrative costs and receives overhead allocations for other general and administrative costs.

  Gas Sales

     The Company entered into a term supply agreement with BRING Gas Services Corp. ("BRING") an affiliate of Brooklyn Union in October 1992, amended as of November 1, 1992. As of April 1, 1995, this contract was superseded when the Company entered into a term supply agreement with PennUnion Energy Services, L.L.C. ("PennUnion"), an affiliate of Brooklyn Union. The new contract extends until March 31, 1998, and year to year thereafter. Under the terms of the agreement, the Company has agreed to sell and PennUnion has agreed to buy a substantial portion of the Company's production at index-related prices. The agreement contains provisions for both the commitment of gas reserves subsequently developed or acquired by the Company and the release of gas reserves sold, traded or exchanged to third parties.

                        THE HOUSTON EXPLORATION COMPANY

     For the years ended December 31, 1993, 1994 and 1995, the Company had natural gas sales of $32.9 million, $26.4 million and $18.9 million, respectively, to PennUnion and BRING.

  Employment Contracts


     The Company maintained an employment agreement with its President and Chief Executive Officer which provided him with the option to participate in up to a 5% working interest in certain prospects of the Company. During 1993, 1994 and 1995, affiliates of the Company's President obtained a 5% working interest in 12 wells operated by the Company pursuant to such agreement. In addition, during 1993, 1994 and 1995, affiliates of the Company's President paid $0.9 million, $0.7 million and $0.7 million, respectively, in expenses attributable to working interests owned in properties operated by the Company, and received $2.6 million, $1.6 million and $0.9 million, respectively, in distributions attributable to such working interests. See Note 11 -- Acquisitions.



     The employment agreement also provided for the assignment to the President of a 2% net profits interest in all prospects of the Company and a 6.75% after program-payout working interest. In addition, the employment agreement provided for the assignment to certain key employees designated by the President of an overriding royalty interest equivalent in the aggregate to a four percent net revenue interest in certain properties acquired by the Company. See Note 12 -- Subsequent Events.


NOTE 6 -- EMPLOYEE BENEFIT PLAN

     The Company maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") for its employees. Under the 401(k) Plan, eligible employees may elect to have the Company contribute on their behalf up to 10% of their base compensation (subject to certain limitations imposed under the Internal Revenue Code of 1986, as amended) on a before tax basis. The Company makes a matching contribution of $0.50 for each $1.00 of employee deferral, not to exceed 5% of an employee's base compensation, subject to limitations imposed by the Internal Revenue Service. The amounts contributed under the 401(k) Plan are held in a trust and invested among various investment funds in accordance with the directions of each participant. An employee's salary deferral contributions under the 401(k) Plan are 100% vested. The Company's matching contributions vest at the rate of 20% per year of service. Participants are entitled to payment of their vested account balances upon termination of employment. For the years ended December 31, 1993, 1994 and 1995, Company's contributions to the 401(k) Plan were $115,000, $145,000 and $157,000, respectively.

                        THE HOUSTON EXPLORATION COMPANY

NOTE 7 -- FINANCIAL INSTRUMENTS

                                                                       DECEMBER 31,
                                                     ------------------------------------------------
                                                              1994                      1995
                                                     ----------------------    ----------------------
                                                     CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                      AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                     --------    ----------    --------    ----------
Cash and cash equivalents..........................  $    668     $    668     $    598     $    598
Long-term debt.....................................    65,650       65,650       71,862       71,862
Derivative transactions:
  Interest rate swap agreements
     In a receivable position......................        --           --           --           --
     In a payable position.........................        --           --           --          (86)
  Commodity price and basis swaps:
     In a receivable position......................        --        6,069           --           --
     In a payable position.........................        --           --         (704)      (3,982)
  Commodity futures:
     In a receivable position......................        --           41           --           --
     In a payable position.........................        --           --           --         (240)

  Cash and Cash Equivalents

     The Carrying amount approximates fair value due to the short maturity of these instruments.

  Long-Term Debt

     The carrying amount of borrowings outstanding under the Credit Facility approximates fair value as the interest rate is tied to current market rates.

DERIVATIVE TRANSACTIONS

  Interest Rate Swap Agreements

     The fair values are obtained from the financial institutions that are counterparties to the transactions. These values represent the estimated amount the Company would pay or receive to terminate the agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties. The Company's interest rate swap agreements are off balance sheet transactions and, accordingly, no respective carrying amounts for these transactions are included in the accompanying combined balance sheets at December 31, 1995. At December 31, 1995, the Company had three interest rate swap agreements to exchange an aggregate notional principal of $19.0 million over various periods from January 1996 through November 1998 at rates between 5.39% and 5.66%.

  Commodity Related Transactions


     The Company uses derivative financial instruments for non-trading purposes as a hedging strategy to reduce the impact of market volatility and to ensure cash flows. Gains and losses on these hedging transactions are recorded when the related natural gas production has been produced or delivered. While derivative financial instruments are intended to reduce the Company's exposure to declines in the market price of natural gas, the derivative financial instruments may limit the Company's gain from increases in the market price.


     The derivative instruments used to hedge commodity transactions have historically had high correlation with commodity prices and are expected to continue to do so. The correlation of indices

                        THE HOUSTON EXPLORATION COMPANY
and prices is regularly evaluated to ensure that the instruments continue to be effective hedges. In the event that correlation falls below allowable levels, the gains or losses associated with the hedging instruments are immediately recognized to the extent that correlation was lost. In December of 1995, the Company recognized a pretax loss of $0.7 million due to the loss of correlation of the New York Mercantile Exchange ("NYMEX") futures market for natural gas with the market price for natural gas in certain parts of the country.


  Commodity Price Swaps

     Price swap agreements call for one party to make monthly payments to (or receive from) another party based upon the differential between a fixed and a variable price (fixed-price swap) or two variable prices (basis swap) for a notional volume specified by the contract. The fair value is the estimated amount the Company would receive or pay to terminate swap agreements at year-end, taking into account the difference between NYMEX natural gas prices or index prices at year-end and fixed swap prices. At December 31, 1995, the Company had fixed-price swap agreements and basis swap agreements to exchange a total notional volume of 38,135 MMmbtu of natural gas over the period January 1996 through December 1997.

  Commodity Futures

     Natural gas futures contracts and options on natural gas futures contracts are traded on the NYMEX. Contracts are for fixed units of 10,000 MMBtu. The Company uses futures contracts to lock in the price for a portion of its expected future natural gas production when it believes that prices are at acceptable levels. At December 31, 1995, the Company had a total of 420 net contracts open (1,650 long and 2,070 short futures contracts). The fair value is the estimated amount the Company would receive or pay to close the futures contracts at year-end, taking into account the difference between the NYMEX natural gas prices at year-end and the fixed futures price. In addition, the Company had margin deposits relating to futures contracts held with brokers of $0.2 million outstanding at December 31, 1995.

     The Company is exposed to credit risk in the event of nonperformance by counterparties to futures and swaps contracts. The Company believes that the credit risk related to the futures and swap contracts is no greater than that associated with the primary contracts which they hedge, as these contracts are with major investment grade financial institutions, and that elimination of the price risk lowers the Company's overall business risk.

NOTE 8 -- SALES TO MAJOR CUSTOMERS

     As is the nature of the exploration, development and production business, production is normally sold to relatively few customers. However, alternate buyers are available to replace the loss of any of the Company's major customers. For years ended December 31, 1993, 1994 and 1995, PennUnion and BRING were the only customers for which sales exceeded 10% of total revenues. During 1993, 1994 and 1995, sales to PennUnion and BRING comprised 86%, 63% and 48%, respectively, of total revenues. (See Note 5 -- Related Party Transactions). The Company believes that prices at which it sells and has sold gas to PennUnion and BRING are similar to those it would be able to obtain in the open market, and that the loss of PennUnion as a purchaser would not have a material adverse affect on the Company's operations.

                        THE HOUSTON EXPLORATION COMPANY

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

  Litigation


     The Company is involved from time to time in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability thereunder, if any, will not have a material adverse affect on the financial position or results of operations of the Company. In addition, the Company has been named in a suit involving certain former employees of Fuel Resources Inc. ("FRI"), as more fully discussed in Note 10 -- Nonrecurring Charge.


  Leases

     The Company has entered into certain noncancelable operating lease agreements relative to office space and equipment with various expiration dates through 2001. Minimum rental commitments under the terms of the leases are as follows:

                                                  MINIMUM                  NET MINIMUM
                                                  RENTAL       SUBLEASE      RENTAL
                                                COMMITMENTS    RENTALS     COMMITMENTS
                                                -----------    --------    -----------
                                                            (IN THOUSANDS)
    1996.......................................   $   522      $  (238 )      $ 284
    1997.......................................       431         (244 )        187
    1998.......................................       354         (246 )        108
    1999.......................................       361         (250 )        111
    2000.......................................       364         (252 )        112
    Thereafter.................................       171         (135 )         36
                                                   ------      -------       ------
                                                  $ 2,203      $(1,365 )      $ 838
                                                   ======      =======       ======

     Net rental expense related to these leases for the years ended December 31, 1993, 1994 and 1995 were $0.2 million, $0.3 million and $0.3 million, respectively.

  Guarantee of PennUnion Accounts Payable


     Pursuant to the PennUnion joint venture agreement between Pennzoil Gas Marketing and BRING, the Company has guaranteed certain trade payables of PennUnion (not including PennUnion's trade payable to the Company). The outstanding balances under these guarantees were $2.9 million and $3.9 million at December 31, 1994 and 1995. The Company is of the opinion that PennUnion will be able to perform under its obligations and that no losses will be incurred pursuant to such guarantees.


NOTE 10 -- NONRECURRING CHARGE

     In connection with the February 1996 reorganization, certain former employees of FRI, the subsidiary of Brooklyn Union that previously owned the onshore properties, were entitled to remuneration for the increase in the value of the transferred properties prior to the reorganization. In February 1996, certain such former employees filed suit against the Parent, FRI and the Company alleging breach of contract, breach of fiduciary duty, fraud, negligent misrepresentation and conspiracy, seeking actual damages in excess of $35 million and punitive damages in excess of $70 million. The board of directors of FRI has approved an agreement whereby FRI would indemnify the Company against such suit. In addition, the board of directors of THEC Holdings Corp. ("Holdings"), the subsidiary of Brooklyn Union that holds all of the currently outstanding common stock of the Company, has approved an agreement whereby Holdings would also indemnify the Company against the suit, and would pledge all of its holdings of Common Stock to secure such

                        THE HOUSTON EXPLORATION COMPANY
indemnification obligations. The Company believes that it will not be required to pay any damages resulting from such suit, even if a judgment adverse to the Company is rendered in the suit, as a result of such arrangements. As of December 31, 1995, the Company accrued a $12 million nonrecurring charge related to these obligations which it believes is adequate to provide for the settlement of these obligations and the ultimate resolution of the lawsuit. However, the Company would incur a non-cash charge in addition to the $12 million charge recorded by the Company in the event such damages are determined to be in excess of $12 million, which would have the effect of reducing the Company's reported income (or resulting in or increasing a loss) in the period in which such additional charge is determined. Accordingly, management of the Company believes that the ultimate resolution of these claims will not have a material adverse impact on the Company's future financial position or results of operations.


NOTE 11 -- ACQUISITIONS



  TransTexas.



     On July 2, 1996, the Company acquired certain natural gas and oil properties and associated gathering pipelines and equipment located in Zapata County, Texas (the "TransTexas Acquisition") from TransTexas Gas Corporation and TransTexas Transmission Corporation (together, "TransTexas"). The Company acquired a 100% working interest (95% after the exercise by James G. Floyd, the Company's President and Chief Executive Officer, of his right to purchase a 5% working interest) in the approximately 156 wells on such properties. The purchase price of $62.2 million ($59.1 million after giving effect to the exercise of Mr. Floyd's purchase option) for the TransTexas Acquisition is subject to adjustment based upon production and expenses related to the assets between the May 1, 1996 effective date of the TransTexas Acquisition and July 2, 1996. The purchase price of the TransTexas Acquisition was paid in cash, financed with borrowings under the Company's Credit Facility.



     The Company has agreed to loan Mr. Floyd the $3.1 million purchase price for his purchase of a 5% working interest in the properties purchased by the Company in the TransTexas Acquisition. In addition, the Company has agreed to loan Mr. Floyd, on a revolving basis, the amounts required to fund the expenses attributable to Mr. Floyd's working interest. Mr. Floyd is required to repay amounts owed under the loan in the amount of 65% of all distributions received by Mr. Floyd in respect of such working interest, as distributions are received. Amounts outstanding under such loan bear interest at an interest rate equal to the Company's cost of borrowing funds. Mr. Floyd's obligations under the agreement are secured by a pledge of his working interest in such properties. The outstanding balance owed by Mr. Floyd under the agreement will mature on July 2, 2006.



  Soxco



     On July 1, 1996, the Company entered into an asset purchase agreement with Smith Offshore Exploration Company ("Soxco"), providing for the acquisition by the Company of substantially all of the natural gas and oil properties and related assets of Soxco (the "Soxco Acquisition"). Soxco's natural gas and oil properties consist solely of working interests in properties located in the Gulf of Mexico that are operated by the Company or in which the Company also has a working interest. Pursuant to the Soxco Acquisition, the Company will pay Soxco cash in the aggregate amount of $23.7 million (subject to certain adjustments), and issue to Soxco a number of shares of Common Stock (estimated to be approximately 787,800 shares) with an aggregate value (determined by reference to the initial public offering price) of $11.8 million. The cash portion of the purchase price will be funded with the proceeds of the Offering. In addition to the foregoing, the Company will pay Soxco a deferred purchase price of up to $17.6 million payable in two

                        THE HOUSTON EXPLORATION COMPANY
installments, on January 31, 1997 and January 31, 1998. The amount of the deferred purchase price installments will be determined by the probable reserves of Soxco as of December 31, 1995 (approximately 17.6 Bcfe) that are produced prior to or classified as proved as of December 31, 1996 and December 31, 1997, respectively, provided that Soxco is entitled to receive a minimum deferred purchase price of approximately $8.8 million. The amounts so determined will be paid in shares of Common Stock based on the fair market value of such stock at the time of issuance. The Soxco Acquisition will close concurrently with, is conditioned upon and is a condition to the completion of the Offering.



NOTE 12 -- SUBSEQUENT EVENTS (UNAUDITED)


  Stock Offering

     The Company intends to sell approximately 30% of its common stock in an initial public offering ("Offering").


     In connection with the Offering, the Company's board approved an increase in the authorized capital stock of the Company, consisting of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Additionally, approval was obtained to increase the number of shares of common stock issued and outstanding to 19,262,200 effective immediately prior to the completion of the Offering.



     Concurrently, with the completion of the Offering, the Company's President will exchange certain of his after program-payout working interests for shares of Common Stock with a value (at the initial offering price) of $2.0 million.



     Concurrently, with the completion of the Offering, the Company has agreed to grant shares of Common Stock with a value (at the initial offering price) of $112,500, $56,250 and $56,250 to Messrs. Fleming, Powers and Westmoreland, respectively.


  1996 Stock Option Plan

     Prior to completion of the Offering, it is anticipated that the Board of Directors will adopt the Company's 1996 Stock Option Plan (the "Incentive Plan") and that Holdings will approve the Incentive Plan as adopted.

  Employment Contracts


     Certain employees of the Company will enter into employment agreements with the Company effective as of the Closing of the Offering pursuant to which they serve as executive officers of the Company. The President's existing employment agreement with the Company will be terminated effective as of such time. (See
Note 5 -- Related Party Transactions).


  Supplemental Executive Retirement Plan

     Effective immediately prior to the Offering, the Company will adopt an unfunded, nonqualified Supplemental Executive Retirement Plan for the benefit of the President.

  1994 Incentive Plan


     Upon completion of the Offering, the options under this plan will be terminated in exchange for a cash payment by the Company in the aggregate amount of approximately $840,000 (assuming a purchase price of $2.70 per option).

                        THE HOUSTON EXPLORATION COMPANY

NOTE 13 -- SUPPLEMENTAL INFORMATION ON NATURAL GAS AND OIL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES


     The following information concerning the Company's natural gas and oil operations has been provided pursuant to Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities." The Company's natural gas and oil producing activities were conducted onshore within the continental United States and offshore in federal and state waters of the Gulf of Mexico. The Company's natural gas and oil reserves were estimated by independent reserve engineers.

CAPITALIZED COSTS OF NATURAL GAS AND OIL PROPERTIES

     As of December 31, 1993, 1994 and 1995, the Company's capitalized costs of natural gas and oil properties are as follows:

                                                   1993           1994           1995
                                                 ---------     ----------     ----------
                                                             (IN THOUSANDS)
        Unevaluated properties, not
          amortized...........................   $  11,498     $   25,911     $   42,286
        Properties subject to amortization....     205,868        257,102        309,378
                                                 ---------     ----------     ----------
        Capitalized costs.....................     217,366        283,013        351,664
        Accumulated depreciation, depletion
          and amortization....................     (93,333)      (118,392)      (137,769)
                                                 ---------     ----------     ----------
        Net capitalized costs.................   $ 124,033     $  164,621     $  213,895
                                                 =========     ==========     ==========

     The following is a summary of the costs which are excluded from the amortization calculation as of December 31, 1995, by year of acquisition. The Company is not able to accurately predict when these costs will be included in the amortization base; however, the Company believes that unevaluated properties at December 31, 1995 will be fully evaluated within five years.

                                                                    (IN THOUSANDS)
            1995..................................................     $ 27,439
            1994..................................................       10,609
            1993..................................................        2,727
            Prior.................................................        1,511
                                                                    --------------
                                                                       $ 42,286
                                                                    ============

     Costs incurred for natural gas and oil exploration, development and acquisition are summarized below. Costs incurred during the years ended December 31, 1993, 1994 and 1995 include general and administrative costs related to acquisition, exploration and development of natural gas and oil properties, of $4.4 million, $3.9 million and $4.1 million, respectively.

                                                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                    1993           1994           1995
                                                  --------       --------       --------
                                                              (IN THOUSANDS)
        Property acquisition:
          Unevaluated(1).......................   $  6,646       $ 11,148       $  9,902
          Proved...............................     34,596         24,628         11,137
        Exploration costs......................      5,983         17,430          7,224
        Development costs......................     11,332         11,790         41,163
                                                  --------       --------       --------
                  Total costs incurred.........   $ 58,557       $ 64,996       $ 69,426
                                                  ========       ========       ========

- ---------------

(1) These amounts represent costs incurred by the Company and excluded from the amortization base until proved reserves are established or impairment is determined.

                        THE HOUSTON EXPLORATION COMPANY

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED NATURAL GAS AND OIL RESERVES (UNAUDITED)


     The following summarizes the policies used by the Company in the preparation of the accompanying natural gas and oil reserve disclosures, standardized measures of discounted future net cash flows from proved natural gas and oil reserves and the reconciliations of such standardized measures from year to year. The information disclosed, as prescribed by the Statement of Financial Accounting Standards No. 69 is an attempt to present such information in a manner comparable with industry peers.


     The information is based on estimates of proved reserves attributable to the Company's interest in natural gas and oil properties as of December 31 of the years presented. These estimates were principally prepared by independent petroleum consultants. Proved reserves are estimated quantities of natural gas and crude oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

          1. Estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions.

          2. The estimated future cash flows are compiled by applying year-end prices of natural gas and oil relating to the Company's proved reserves to the year-end quantities of those reserves except for those reserves devoted to future production that is hedged. The estimated future cash flows associated with such reserves are compiled by applying the reference prices of such hedges to the future production that is hedged. Future price changes are considered only to the extent provided by contractual arrangements in existence at year-end.

          3. The future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and certain abandonment costs, all based on year-end economic conditions.

          4. Future income tax expenses are based on year-end statutory tax rates giving effect to the remaining tax basis in the natural gas and oil properties, other deductions, credits and allowances relating to the Company's proved natural gas and oil reserves.

        5. Future net cash flows are discounted to present value by applying a discount rate of 10 percent.

     The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's natural gas and oil reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

                        THE HOUSTON EXPLORATION COMPANY

     The standardized measure of discounted future net cash flows relating to proved natural gas and oil reserves is as follows:


                                                                AS OF DECEMBER 31,
                                                       -------------------------------------
                                                         1993          1994          1995
                                                       ---------     ---------     ---------
                                                                  (IN THOUSANDS)
    Future cash inflows.............................   $ 250,745     $ 259,811     $ 418,822
    Future production costs.........................     (62,125)      (45,428)      (66,458)
    Future development costs........................     (13,494)      (21,973)      (24,803)
    Future income taxes.............................     (26,592)      (28,714)      (74,933)
                                                        --------      --------      --------
    Future net cash flows...........................     148,534       163,696       252,628
    10% annual discount for estimated timing of cash
      flows.........................................     (42,473)      (45,262)      (81,169)
                                                        --------      --------      --------
    Standardized measure of discounted future net
      cash flows....................................   $ 106,061     $ 118,434     $ 171,459
                                                        ========      ========      ========



     Future cash inflows include the effect of hedges in place at year end December 31, 1993, 1994 and 1995. At December 31, 1993 and 1995, the effect of the hedges in place is a reduction to future cash inflows of $12.3 million and $4.4 million, respectively. At December 31, 1994, future cash inflows were increased by $17.2 million for hedges in effect at year end.


     The following table summarizes changes in the standardized measure of discounted future net cash flows:


                                                              YEAR ENDED DECEMBER 31
                                                       -------------------------------------
                                                         1993          1994          1995
                                                       ---------     ---------     ---------
                                                                  (IN THOUSANDS)
    Beginning of the year...........................   $  95,255     $ 106,061     $ 118,434
    Revisions to previous estimates:
      Changes in prices and costs...................     (29,083)      (10,077)       35,497
      Changes in quantities.........................      (3,914)       (2,393)       11,306
      Changes in future development costs...........      (7,964)          511           531
    Development costs incurred during the period....       9,231         4,652         8,074
    Extensions and discoveries, net of related
      costs.........................................       5,515        22,723        51,061
    Sales of natural gas and oil, net of production
      costs.........................................     (32,864)      (36,156)      (34,843)
    Accretion of discount...........................      11,863        11,326        12,815
    Net change in income taxes......................      13,082          (272)      (24,720)
    Purchase of reserves in place...................      44,544        23,146        11,189
    Sale of reserves in place.......................          --        (1,906)          (19)
    Production timing and other.....................         396           819       (17,866)
                                                        --------      --------      --------
    End of year.....................................   $ 106,061     $ 118,434     $ 171,459
                                                        ========      ========      ========

                        THE HOUSTON EXPLORATION COMPANY

ESTIMATED NET QUANTITIES OF NATURAL GAS AND OIL RESERVES (UNAUDITED)

     The following table sets forth the Company's net proved reserves, including changes therein, and proved developed reserves (all within the United States) at the end of each of the three years in the period ended December 31, 1993, 1994 and 1995.

                                               NATURAL GAS                 CRUDE OIL AND CONDENSATE
                                                 (MMCF)                            (MBBLS)
                                   -----------------------------------    --------------------------
                                     1993         1994         1995        1993      1994      1995
                                   ---------    ---------    ---------    ------    ------    ------
Proved developed and undeveloped
  reserves:
  Beginning of year..............     88,480      118,118      145,945       498       536       636
  Revisions of previous
     estimates...................     (2,841)      (1,912)      15,702       (98)     (104)       51
  Extensions and discoveries.....      4,022       25,867       45,014         3       151       254
  Production.....................    (22,555)     (22,437)     (21,077)     (101)     (102)     (100)
  Purchase of reserves in
     place.......................     51,012       27,949       10,367       234       205        48
  Sale of reserves in place......         --       (1,640)          (5)       --       (50)       --
                                    --------     --------     --------     -----     -----     -----
  End of year....................    118,118      145,945      195,946       536       636       889
                                    ========     ========     ========     =====     =====     =====
Proved developed reserves:
  Beginning of year..............     70,679      107,909      104,678       433       478       328
  End of year....................    107,909      104,678      162,784       478       328       774

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and
the Board of Directors of
Smith Offshore Exploration Company:


     We have audited the accompanying balance sheets of Smith Offshore Exploration Company (a Delaware corporation) as of December 31, 1994 and 1995, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     As discussed in Note 1, the Company has entered into an asset purchase agreement on July 1, 1996 for the sale of substantially all of the Company's oil and gas assets to The Houston Exploration Company. If the sale transaction is consummated, the purchaser's basis in the assets will differ from that reflected in the Company's historical financial statements at December 31, 1995. The impact of the sale, and ultimate allocation of net proceeds in connection with the disposition of the Company's other assets and liabilities including payments to zero coupon noteholders (see Note 4), on the Company's historical financial statements could be significant; however, no adjustments have been made in the accompanying financial statements to reflect these proposed transactions.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Offshore Exploration Company as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


     As discussed in Note 2 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.

                                          ARTHUR ANDERSEN LLP

Houston, Texas

July 1, 1996

                       SMITH OFFSHORE EXPLORATION COMPANY

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                  DECEMBER 31,
                                                             ----------------------      MARCH 31,
                                                               1994          1995          1996
                                                             ---------     --------     -----------
                                                                                        (UNAUDITED)
ASSETS:
  Cash and cash equivalents................................  $     494     $    785      $    1,640
  Short-term investments...................................        100          100             100
  Accounts receivable
     Oil and gas sales.....................................      2,748        1,857           1,612
     Gas sales imbalance...................................        135           44              60
     Affiliates and other..................................         12           43              70
  Inventory................................................        131           74              74
  Prepaid associated costs and well costs..................        146           --              --
  Prepaid expenses and other assets........................         84           36              22
                                                              --------     ---------      ---------
          Total current assets.............................      3,850        2,939           3,578
                                                              --------     ---------      ---------
  Oil and gas properties, full-cost method
     Evaluated properties..................................    122,610      130,963         131,324
     Unevaluated properties................................      4,766        5,335           5,391
  Less: Accumulated depreciation, depletion and
     amortization..........................................    (94,540)    (101,418)       (102,712)
                                                              --------     ---------      ---------
                                                                32,836       34,880          34,003
                                                              --------     ---------      ---------
Furniture, fixtures and other, net.........................        151          108              99
Other assets, net..........................................         63           57              51
                                                              --------     ---------      ---------
          TOTAL ASSETS.....................................  $  36,900     $ 37,984      $   37,731
                                                              ========     =========      =========
LIABILITIES:
  Current portion of long-term debt........................  $   7,614     $  7,956      $   10,272
  Accounts payable and accrued liabilities.................      2,558          744             754
  Accrued interest payable.................................         58          175             151
                                                              --------     ---------      ---------
          Total current liabilities........................     10,230        8,875          11,177
                                                              --------     ---------      ---------
Long-term debt.............................................      7,718       10,569           7,375
Zero coupon notes payable..................................     80,195       92,184          95,435
                                                              --------     ---------      ---------
          TOTAL LIABILITIES................................     98,143      111,628         113,987
                                                              --------     ---------      ---------
SHAREHOLDERS' EQUITY:
  Preferred Stock (Class A), $0.01 par value; 3,209,375
     shares authorized, issued and outstanding.............         32           32              32
  Common Stock, $0.01 par value; 4,279,168 shares
     authorized; 1,069,792 issued and outstanding..........         11           11              11
  Additional paid-in capital...............................     15,150       15,150          15,150
  Accumulated deficit......................................    (76,436)     (88,837)        (91,449)
                                                              --------     ---------      ---------
          TOTAL SHAREHOLDERS' EQUITY.......................    (61,243)     (73,644)        (76,256)
                                                              --------     ---------      ---------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......  $  36,900     $ 37,984      $   37,731
                                                              ========     =========      =========


   The accompanying notes are an integral part of these financial statements.

                       SMITH OFFSHORE EXPLORATION COMPANY

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                               THREE MONTHS
                                             YEARS ENDED DECEMBER 31,        ENDED MARCH 31,
                                           -----------------------------    ------------------
                                            1993       1994       1995       1995       1996
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
REVENUES:
  Oil and gas sales......................  $26,123    $18,536    $10,372    $ 2,343    $ 2,803
  Interest income and other income.......  70.....         89         73         18         14
                                           -------    -------    -------    -------    -------
          Total Revenues.................   26,193     18,625     10,445      2,361      2,817
                                           -------    -------    -------    -------    -------
COSTS AND EXPENSES:
  General and administrative.............      569        586        837        167        212
  Outside professional services..........      313        499        501         76         50
  Production.............................    2,634      2,654      2,012        546        421
  Depreciation, depletion and
     amortization........................   20,317     15,618      6,931      1,604      1,303
  Impairment of oil and gas properties...    4,000     20,000         --         --         --
  Interest...............................   11,477     11,107     12,550      2,859      3,437
  Other..................................       52         46         15          9          6
                                           -------    -------    -------    -------    -------
          Total costs and expenses.......   39,362     50,510     22,846      5,261      5,429
                                           -------    -------    -------    -------    -------
Loss before income taxes ($0 for all
  periods) and cumulative effect of
  change in accounting principle.........   13,169     31,885     12,401      2,900      2,612
Cumulative effect of change in accounting
  principle (SFAS No. 109)...............      716         --         --         --         --
                                           -------    -------    -------    -------    -------
Net loss.................................  $12,453    $31,885    $12,401    $ 2,900    $ 2,612
                                           =======    =======    =======    =======    =======


   The accompanying notes are an integral part of these financial statements.

                       SMITH OFFSHORE EXPLORATION COMPANY

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              DECEMBER 31,                    MARCH 31,
                                                   -----------------------------------   --------------------
                                                     1993         1994         1995        1995        1996
                                                   ---------    ---------    ---------   --------    --------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss........................................ $ (12,453)   $ (31,885)   $ (12,401)  $ (2,900)   $ (2,612)
  Adjustments to reconcile net loss to net cash
     provided by operating activities:
     Interest.....................................    10,817       10,339       11,566      2,674       3,098
     Depreciation, depletion and amortization.....    20,317       15,618        6,931      1,604       1,303
     Impairment of oil and gas properties.........     4,000       20,000           --         --          --
     Cumulative effect of change in accounting
       principle (SFAS No. 109)...................      (716)          --           --         --          --
     Decrease (Increase) in accounts receivable...     2,413        1,179          951      1,232         203
     Decrease (Increase) in prepaid expenses and
       other assets...............................       (23)          (4)          10         34          14
                                                    --------     --------     --------    -------     -------
  Net cash provided by operating activities.......    24,355       15,247        7,057      2,644       2,006
                                                    --------     --------     --------    -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Changes in prepaid associated costs and well
     costs........................................       597          639          146         75          --
  Additions to oil and gas properties.............   (14,812)      (9,888)      (8,351)    (2,879)       (279)
  Increase (Decrease) in amounts owed for oil and
     gas property additions.......................     1,530       (2,324)      (1,814)       (75)          9
  Purchases of furniture, fixtures and other......       (46)         (97)         (10)        (8)         --
  Transfers of inventory..........................        92           34           95         (1)         --
                                                    --------     --------     --------    -------     -------
     Net cash used in investing activities........   (12,639)     (11,636)      (9,934)    (2,888)       (270)
                                                    --------     --------     --------    -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt........    15,506        5,180        8,268      3,400          51
  Repayment of long-term debt.....................   (11,500)     (10,153)      (5,076)    (2,538)       (929)
  Repayment of zero coupon notes..................   (16,047)          --           --         --          --
  Additions of other assets -- debt costs.........        --          (56)         (24)        --          (3)
                                                    --------     --------     --------    -------     -------
  Net cash (used in) provided by financing
     activities...................................   (12,041)      (5,029)       3,168        862        (881)
                                                    --------     --------     --------    -------     -------
Net increase (decrease) in cash and cash
  equivalents.....................................      (325)      (1,418)         291        618         855
Cash and cash equivalents, beginning of period....     2,237        1,912          494        494         785
                                                    --------     --------     --------    -------     -------
Cash and cash equivalents, end of period.......... $   1,912    $     494    $     785      1,112       1,640
                                                    ========     ========     ========    =======     =======


   The accompanying notes are an integral part of these financial statements.

                       SMITH OFFSHORE EXPLORATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1995 AND MARCH 31, 1996

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT AGREEMENTS

  Organization

     Smith Offshore Exploration Company (the "Company") was organized on January 12, 1987, under the laws of the State of Delaware. The Company is active in oil and gas exploration and development primarily offshore in the Gulf of Mexico area.

  The Exploration Agreement

     Pursuant to the terms of an Exploration Agreement, as renewed, extended and restated (the "Agreement"), the Company agreed to participate with The Houston Exploration Company ("HOUEX"), formerly Brooklyn Union Exploration Company, Inc., in the exploration, development and production of oil and gas in the Gulf of Mexico area. The Agreement provides for HOUEX to be the operator of the properties. Under the terms of the Agreement, the Company committed to a maximum of $60,000,000 to be expended for exploration activities over a four-year period ended December 31, 1990, and a secondary term of two years ended December 31, 1992. The Company now continues to participate in certain exploration and development activities with HOUEX pursuant to the terms of joint operating agreements.

     The Company pays its proportionate share of costs and expenses. Pursuant to a letter agreement with HOUEX effective March 1, 1992, the Company and a former affiliate, Smith Offshore Exploration Company II ("SOXCO II"), paid $375,000 of HOUEX's general and administrative expenses during the first six months of 1995 and $750,000 during 1994 and 1993. The terms of the letter agreement terminated on June 30, 1995. Such amounts are allocated between the Company and SOXCO II based on relative capital and production expenditures during each month. The Company paid or accrued approximately $219,000, $462,000 and $693,000 as reimbursement for the Company's share of HOUEX's general and administrative expenses during the years ended December 31, 1995, 1994 and 1993. The Company paid or accrued $215,000, $7,779,000 and $8,746,000 for prospect acquisition, evaluation and drilling costs billed by HOUEX during the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively.

     In addition, the Company paid HOUEX fees (termed "Associated Costs") of $6,000,000 prior to 1992. Pursuant to the terms of the Agreement, no additional Associated Costs are due HOUEX.

     The lease interests included in the exploration venture are burdened by a 2% net profits interest on a prospect-by-prospect basis and an overriding royalty of 4% of the net revenue interest pursuant to agreements between HOUEX and several individuals. These burdens are shared by the Company in proportion to its interest in the particular leases.

  Agreement Negotiated to Sell Oil and Gas Assets to HOUEX


     On April 30, 1996, the Company and HOUEX entered into a non-binding letter of intent setting forth the general terms pursuant to which HOUEX would acquire substantially all of the Company's oil and gas assets. The Definitive Asset Purchase Agreement (the "Agreement") was entered into on July 1, 1996 and has been approved by both companies' boards of directors and respective stockholders. The purchase will take place contemporaneously with an initial public offering of HOUEX's common stock. The effective date of the transaction will be January 1, 1996 (the "Effective Date").

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

     The Company will receive a purchase price ranging from a minimum of approximately $44.3 million to a maximum of approximately $53.1 million with the ultimate amount within that range depending upon the amount of probable reserves that are reclassified to proved by December 31, 1997.

     Consideration for the sale of its oil and gas assets will be paid to the Company on the following basis:


          Cash -- The Company will receive approximately $23.7 million of cash at closing. It will use a substantial portion of such cash proceeds to retire all outstanding debt (other than zero coupon notes "ZCN") on the closing date of the HOUEX transaction (the "Closing").


          Stock Issued at Closing -- The Company will receive shares of common stock of HOUEX (valued at the IPO price) equal to approximately $11,803,000.

          Stock Issued on 1/31/97 and 1/31/98 -- The Company will receive shares of common stock of HOUEX (valued at the fair market value of the stock on those dates) equal to a minimum of approximately $8.8 million and a maximum of approximately $17.6 million (depending upon the amount of probable reserves transferred to proved as of December 31, 1996 and December 31,
     1997) (the "Deferred Purchase Price").

     HOUEX stock received by the Company will be unregistered and will constitute "restricted stock" under the federal securities laws. The Company's investors will have demand registration rights (once at HOUEX's expense [other than underwriting discounts and sales commissions] and up to two additional times at the expense of the investors making such demand), as well as unlimited "piggyback" registration rights.


     The cash portion of the consideration to be paid to the Company at closing will be adjusted as follows:


     - HOUEX will be reimbursed for revenues the Company received for production after the Effective Date,

     - the Company will be reimbursed for capital expenditures, lease operating expenses and production taxes it incurred after the Effective Date, and

     - the Company will be reimbursed by HOUEX for interest it paid or accrued on bank debt and investor loans after the Effective Date.

     Pursuant to the terms of the Agreement, the Company will retain the following assets:

     - cash and short-term investments,

     - accounts receivable for oil and gas sales as of December 31, 1995,

     - all other accounts receivable (except any receivable attributable to gas imbalances),

     - prepaid expenses (other than any prepayments to HOUEX), and

     - furniture, fixtures and equipment.

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

     The Company will retain all liabilities not specifically assumed by HOUEX, including, without limitation, the following liabilities:

     - accounts payable and accrued liabilities as of December 31, 1995,


     - ZCN,


     - bank debt and investor loans (the Company will retire all debt except ZCN at closing of the transaction),

     - liabilities for federal or state income taxes or franchise taxes,

     - liabilities to Smith Management Company or to any third parties for services rendered,

     - severance pay for employees,

     - liabilities with respect to operations and events prior to the Effective Date, and

     - liabilities with respect to any breaches or failures of its representations and warranties to HOUEX (subject to a $100,000 deductible).

     The Company and HOUEX would both be bound by the terms of this Agreement until September 30, 1996. During the term of the Agreement, neither company (nor its stockholders) may initiate, solicit or negotiate a proposal or offer from any third person to buy its assets. HOUEX may terminate the Agreement if it elects not to proceed with the initial public offering because the proposed initial offering price of its stock values HOUEX at less than $1.15 per Mcfe of proved reserves. Either party may terminate the Agreement if the closing has not occurred on or before September 30, 1996.

     The sale of assets to HOUEX would be a taxable transaction. The Company estimates that its tax liability related to the sale would be approximately $560,000 to $735,000 depending upon the amount of the Deferred Purchase Price.

     The president of the Company, Mr. Lester Smith, has exercised the right (described in Footnote 6) to sell the reserves attributable to his net profits interest ("NPI") under the same economic terms as the Company. Mr. Smith will sell his NPI to the Company, which will then include it in the assets sold to HOUEX. The agreement between Mr. Smith and the Company provides that the Company will pay for the NPI by allocating a portion of the purchase price and Deferred Purchase Price to Mr. Smith based on proved and probable reserves assigned by independent engineering firms to Mr. Smith's NPI. The sale will be conditioned on the closing of the HOUEX transaction.


     It is currently estimated that Mr. Smith's share of the initial purchase price is $300,000 and that his share of the Deferred Purchase Price is $100,000 to $200,000. The purchase price and Deferred Purchase Price amounts stated in this footnote for the Company are inclusive of the estimated portion of the purchase price and Deferred Purchase Price attributable to Mr. Smith's NPI.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Interim Financial Statements

     The financial statements as of the three months ended March 31, 1995 and 1996 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, such statements include all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

the Company's financial position, results of operations and cash flows. Interim period results are not necessarily indicative of the results to be achieved for an entire year.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

  Short-Term Investments

     Short-term investments consist of certificates of deposit and are stated at cost, which approximates market value.

  Prepaid Associated Costs and Well Costs

     Associated Costs are allocated to oil and gas properties based on the ratio of exploration and development expenditures incurred by the Company to total exploration and development expenditures expected to be incurred. During 1994, such costs which had not yet been allocated to oil and gas properties are considered prepaid. During 1995, all such costs were allocated to oil and gas properties.

  Inventory

     Inventory consists primarily of tubular goods used in the Company's operations and is stated at the lower of cost or market value, with cost determined on a weighted average basis.

  Interest

     Interest that relates to the costs of unevaluated oil and gas properties on which exploration or development activities are in progress is capitalized. The Company capitalized interest of approximately $164,000, $674,000, $226,000 and $674,000 during the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively.

  HOUEX's General and Administrative Expenses

     The Company capitalizes that portion of HOUEX's general and administrative expenses which relates to exploration and development activities and expenses the portion which relates to the operation of producing wells. During the years ended December 31, 1995, 1994 and 1993, the Company capitalized approximately $109,000, $231,000 and $347,000, respectively, of HOUEX's general and administrative expenses. In addition, approximately $110,000, $231,000 and $346,000 of such costs were charged to production expense during the years ended December 31, 1995, 1994 and 1993, respectively. No amounts were paid to HOUEX during 1996 as the agreement to reimburse general and administrative expenses terminated in June 1995.

  Gas Sales Imbalance

     The Company records gas sales using the entitlement method. The entitlement method requires revenue recognition of the Company's share of gas production from properties in which gas sales are disproportionately allocated to owners because of marketing or other contractual arrangements. The Company's net imbalance is recorded as either a receivable or a payable in the accompanying balance sheets.

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

  Oil and Gas Properties

     The Company follows the full-cost method of accounting for its oil and gas properties. This method provides for capitalizing all productive and nonproductive costs incurred in connection with the acquisition, exploration and development of oil and gas reserves. Such costs include lease acquisition, geological and geophysical services, delay rentals, drilling, completing and equipping oil and gas wells and platform fabrication and installation, as well as interest, Associated Costs and direct general and administrative expenses.

     Depreciation, depletion and amortization of oil and gas properties are provided using the unit-of-production method whereby property costs are amortized based on the ratio of current year production to total estimated future production from proved oil and gas reserves. Capitalized costs associated with the acquisition and exploration of unevaluated properties and major properties under development are not currently amortized. Amortization of costs associated with these properties will commence when the properties are evaluated.

     Under the full-cost method, a valuation provision is to be made if the unamortized costs of oil and gas properties, less related deferred taxes, exceed the limitation on capitalized costs (the "ceiling limitation"). The ceiling limitation is the sum of: (1) the present value of future net revenues from estimated production of proved oil and gas reserves, computed using a discount factor of 10%; (2) the cost of unevaluated properties; less (3) any related tax effects. During the years ended December 31, 1994 and 1993, the Company recorded an impairment of $20,000,000 and $4,000,000, respectively, as a result of this ceiling limitation. No such impairment was required during the three months ended March 31, 1996 and the year ended December 31, 1995.

     Future abandonment, dismantlement and site restoration costs include costs to dismantle, relocate and dispose of the Company's offshore production platforms, gathering systems, wells and related structures. The Company relies on HOUEX to provide estimates of its future abandonment, dismantlement and site restoration costs for each of its properties. While such estimates have been considered in the standardized measure of future cash flows and in the determination of depreciation, depletion and amortization of oil and gas properties, the amount has never been significant and, accordingly, has been recorded in the accompanying financial statements through additional depreciation, depletion and amortization.

  Furniture, Fixtures and Other

     Provisions for depreciation of furniture, fixtures and other property are computed on a straight-line basis over their estimated useful lives of five years.

  Income Taxes

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which supersedes SFAS No. 96, and changes the criteria for recognition and measurement of deferred tax assets and various other requirements of the previous standard. As a result of such adoption, the Company recognized a cumulative benefit of $716,000 during 1993. Under the provisions of SFAS No. 109, the Company had a deferred tax asset of $12,993,000 attributable to regular net operating loss ("NOL") carryforwards as of December 31, 1995. Since it is unlikely that any of the deferred tax asset will be realized, a valuation allowance of the entire amount has been recorded.

     At December 31, 1995, the Company had NOL carryforwards of approximately $107,244,000 and alternative minimum net operating loss carryforwards of approximately $72,429,000, all of

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

which are available to reduce future federal income tax liabilities. Such carryforwards expire during the years 2002 through 2010. The difference between tax NOL carryforwards and the accumulated deficit at December 31, 1995 is due primarily to the previous deduction for tax purposes of certain oil and gas exploration and development costs which were capitalized for financial reporting purposes.

  Impact of Recently Issued Accounting Standards

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. SFAS No. 121 will not have an impact on the financial position or results of operations of the Company.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the highly liquid nature of these short-term instruments. The fair value of long-term debt was determined based upon interest rates currently available to the Company for borrowings with similar terms. The fair value of long-term debt approximates the carrying amount as of December 31, 1995.


     The fair value of ZCN cannot be determined at this time pending the outcome of the proposed sale of oil and gas assets to HOUEX as discussed in Note 1. As further discussed in Note 4, the board of directors (which includes majority representation of zero coupon noteholders) has agreed to work with the officers of the Company to develop a plan of liquidation (including ZCN) if the proposed transaction is consummated. In the event the proposed sale is not consummated, the board of directors and officers have agreed to renegotiate and extend the terms of payment to the zero coupon noteholders. In either event, the fair value of the ZCN is substantially less than the carrying amount as of March 31, 1996. Reference is made to Note 4 regarding the terms, carrying amount, effective interest rates and maturities of the ZCN.



(3) PREFERRED STOCK


     The preferred shareholders have preference in liquidation over the holders of common stock to the extent of $7.50 per share. Each preferred shareholder has the option to convert each preferred share into one share of common stock on or after January 15, 1992. Preferred shareholders are not entitled to vote. Preferred shareholders are entitled to dividends as if they had converted their shares to common stock when, if ever, common stock dividends are declared; however, no dividends are expected to be paid on either the preferred stock or common stock until substantially all of the preferred stock is converted. Under the renegotiated subscription agreements, preferred shareholders are entitled to receive a dollar for dollar dividend for each dollar of exploration money

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

spent over the original $48,140,625 exploration budget. The dividends will be paid after all debt and zero coupon notes are retired but before any dividends are paid to common shareholders.

     In addition to providing funding for exploration activities, subscribers agreed to guarantee bank borrowings of or loan to the Company a maximum of $96,000,000 as additional funds are required for development activities. Pursuant to the terms of the renegotiated subscription agreements, this commitment has now been reduced from $96,000,000 to $60,000,000.

(4) ZERO COUPON NOTES PAYABLE


     In order to fund a portion of its exploration commitment under the Agreement, the Company issued ZCN and $.01 par value preferred stock to investors for an aggregate consideration of $48,140,625. The ZCN and preferred stock were issued in four stages during the period March 1987 through September 1990 pursuant to the terms of Subscription Agreements between the Company and investors. ZCN are subordinate to the Company's bank debt and were to mature six years from the date of their issuance (on varying maturity dates from March 1993 through September 1996) at a combined maturity amount of $96,281,250.



     By virtue of the intended repayment of ZCN at a maturity value equal to two times the investors' original cash outlay (i.e., two times the cash outlay of $48,140,625, or $96,281,250), investors were to receive a 12.25% preferred return on their investment. For accounting and tax purposes, 68% of the proceeds received from investors was allocated to ZCN and 32% was allocated to preferred stock. This allocation resulted in an effective annual rate of interest on the ZCN of 18% per annum. Thus, interest was accrued at 18% per annum on the portion of the proceeds recorded as ZCN and such interest was added to the face amount of the notes.



     In March 1993, the Company renegotiated the terms of its ZCN. This renegotiation was necessary because the Company made the decision to not produce its oil and gas properties at full capacity when gas prices were below $1.75 per MCF, in order to preserve the Company's gas reserves for production in periods of higher gas prices. Under the terms of the renegotiated ZCN, 50% of the first ZCN due in March 1993 was paid upon receipt of executed amendments from investors. The maturity date of the remaining portion of the first ZCN was extended three years and the maturity dates of the other ZCN were extended 1 1/2 to 3 years. Interest will accrue on the original maturity value of the ZCN at an effective rate of 12.25% per annum from the date of original maturity until the notes are paid off. However, the Company may prepay the ZCN at any time without penalty.



     The revised maturity dates and amounts of ZCN are as follows:


              MATURITY DATE OF ZCN                       MATURITY AMOUNT                      AMOUNT ACCRUED AT
    -----------------------------------------  -----------------------------------   -----------------------------------
           ORIGINAL              REVISED           ORIGINAL           REVISED            3/31/96            12/31/95
    ----------------------  -----------------  ----------------   ----------------   ----------------   ----------------
    March 16, 1993
      (50% Paid)..........         --            $   16,046,875    $    16,046,875     $           --     $           --
    March 16, 1993
      (50%)...............     March 16, 1996        16,046,875         23,130,480         23,246,924         22,558,615
    January 15, 1994......   January 15, 1997        32,093,750         46,260,949         41,991,930         40,748,677
    July 1, 1996..........     March 15, 1998        16,046,875         19,753,553         15,330,430         14,660,751
    September 4, 1996.....     March 15, 1998        16,046,875         19,336,948         14,865,510         14,216,140
                                                    -----------       ------------        -----------        -----------
                                                 $   96,281,250    $   124,528,805     $   95,434,794     $   92,184,183
                                                    ===========       ============        ===========        ===========

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996


     ZCN due on March 16, 1996 have not been paid because any payment on ZCN prior to retirement of all bank debt would cause the Company to be in default of the Development and Exploration Credit Agreements. Interest, however, is being accreted on these ZCN at a rate of 12.25%. By the terms of the ZCN, the Company cannot make payments on ZCN if such payment would cause the Company to be in default of senior indebtedness. The Company is currently dedicating all free cash flow to reduction of debt and projects that it will have retired all debt (except ZCN) by early 1998.



     On May 21, 1996, the board of directors of the Company (which includes majority representation of zero coupon noteholders) agreed to develop with the officers of the Company a Plan of Liquidation of SOXCO that will be acceptable to the zero coupon noteholders if the proposed Sale of Assets to HOUEX is consummated (see Note 1). In the event that the transaction with HOUEX is not consummated, the board of directors has agreed to work with the officers of the Company to renegotiate and extend the terms of payment to the zero coupon noteholders after repayment of all bank debt and investor loans. Accordingly, all zero coupon noteholders are reflected as long-term at March 31, 1996 at the accrued amounts summarized above. However, considering present circumstances, including the proposed sale of assets, the ultimate payment to zero coupon noteholders will be substantially less than the amount reflected in the accompanying financial statements.



     During the three months ended March 31, 1996 and the years ended December 31, 1995, 1994, and 1993 interest of approximately $3,251,000, $11,989,000,
$10,461,000 and $11,322,000, respectively, was accreted on the ZCN.


(5) LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                       DECEMBER 31,
                                             MARCH 31,        ------------------------------
                                               1996               1995              1994
                                           -------------      ------------      ------------
    Development Credit Agreement.........  $   3,760,000      $  3,760,000      $  7,520,000
    Preferred Shareholders Development
      Loans..............................        987,000         1,317,000         2,632,000
    Exploration Credit Agreement.........     11,800,000        12,400,000         5,180,000
    Preferred Shareholders Loans.........      1,100,000         1,048,000                --
                                            ------------       -----------       -----------
                                              17,647,000        18,525,000        15,332,000
    Less: Current Portion of Long-term
      Debt...............................    (10,272,000)       (7,956,000)       (7,614,000)
                                            ------------       -----------       -----------
    Long-term Debt.......................  $   7,375,000      $ 10,569,000      $  7,718,000
                                            ============       ===========       ===========

     The current portion of long-term debt at December 31, 1995 and March 31, 1996 includes a portion from each of the above mentioned loans.

     Maturities of long-term debt by calendar year are as follows at December 31, 1995:

                1997..........................................  $  7,469,000
                1998..........................................     3,100,000
                                                                  ----------
                                                                $ 10,569,000
                                                                  ==========

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

  Development Credit Agreement

     As of March 31, 1996, $3,760,000 was outstanding under a $30,068,836 line of credit agreement, which was used to fund development expenditures (the "Development Credit Agreement"). As of December 31, 1995 and 1994, the Company had $3,760,000 and $7,520,000, respectively, outstanding under the Development Credit Agreement. The Development Credit Agreement, amended in August 1992 and amended a second time in October 1995, is guaranteed by certain preferred shareholders. The debt converted to a term loan on January 1, 1994. Under the original loan terms, principal was due in eight equal quarterly payments which began April 1, 1994. Six of eight payments were made prior to October 1995. Under the second amendment, the debt will be paid in four quarterly installments which will begin April 1, 1996.

     Interest rates on borrowings are based on whichever of the following methods, as defined in the Development Credit Agreement, the Company elects at the time of borrowing: 3/4% above the Eurodollar rate, 7/8% above the certificate of deposit rate, or the alternate base rate. Upon conversion to a term loan on January 1, 1994, interest rates increased by 1/8%. Interest rates are adjusted every 30 to 180 days, and interest is payable every 30 to 90 days, depending upon certain factors. During the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, the weighted average interest rate was 7.30% and 5.94%, 4.17% and 3.61%, respectively. Also during the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, the Company accrued interest of approximately $68,000, $308,000, $522,000 and $535,000, respectively, on the borrowings under the Development Credit Agreement, with approximately $92,000, $307,000, $493,000 and $572,000, respectively, paid.

     Commitment fees under the Development Credit Agreement were 3/8% per annum on the average unutilized commitment until the debt converted to a term loan. Commitment fees incurred during the year ended December 31, 1993, were approximately $59,000. None were incurred during the year ended December 31, 1994 as the debt converted to a term loan on January 1, 1994.

     The Development Credit Agreement includes covenants which, among other things, restrict payment of cash dividends on common stock and require the Company to maintain stated net worth amounts in addition to a specific liquidity ratio. As of March 31, 1996 and December 31, 1995, the Company was in compliance with all covenants.

  Preferred Shareholders Development Loans

     As of March 31, 1996, the Company had $987,000 outstanding under loan agreements with certain preferred shareholders not electing to guarantee the Development Credit Agreement. As of December 31, 1995 and 1994, the Company had $1,317,000 and $2,632,000, respectively, outstanding under the agreements. The loan agreements were amended in October 1995. The total amount available under these loan agreements as of December 31, 1995 was $1,317,000. The loans bear interest at 3/4% above a certain bank's six-month Eurodollar rate, as determined each August 1 and February 1. Upon conversion of the Development Credit Agreement to a term loan on January 1, 1994, interest rates increased by
 1/8%. Interest is paid in quarterly installments. Under the original loan terms, principal was due in eight equal quarterly payments which began April 1, 1994. Six of eight payments were made prior to October 1995. Under the amended terms, principal will be paid in four quarterly installments which will begin April 1, 1996. The quarterly payment due April 1, 1996 of $330,000 was paid on March 31, 1996. The weighted average interest rate for the three months ended March 31, 1996 and the years ending December 31, 1995, 1994 and 1993, was 6.32%, 6.86%, 5.10% and 4.20%, respectively. The Company accrued interest on these loans of approximately

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

$22,000, $125,000, $215,000 and $221,000 and paid interest of approximately $46,000, $120,000, $205,000 and $213,000 during the years ended December 31,
1995, 1994 and 1993, respectively.

  Exploration Credit Agreement


     On April 29, 1994 the Company entered into a $25,000,000 collateral based line of credit agreement with a current borrowing base of $11,800,000 (beginning February 1996) which will be used to fund the remaining exploration activity under the Agreement and other general corporate activities (the "Exploration Credit Agreement"). The borrowing base was reduced in February 1996 from the base of $12,400,000 at December 31, 1995. A repayment of principal in the amount of $600,000 was made at that time. The Exploration Credit Agreement has been written to allow the Company to increase its borrowing base up to $25,000,000 as additional reserves are added as collateral. As of March 31, 1996, $11,800,000 was outstanding under this agreement. As of December 31, 1995 and 1994, $12,400,000 and $5,180,000 were outstanding. Under the existing loan terms, the debt converted to a term loan on May 29, 1996 to be paid in eight equal quarterly installments beginning August 1, 1996. The Exploration Credit Agreement is being amended to extend the revolving period by one additional year.


     Interest rates on borrowings are based on whichever of the following methods, as defined in the Exploration Credit Agreement, the Company elects at the time of borrowing: 1 1/2% above the Eurodollar rate, 1 5/8% above the certificate of deposit rate, or prime rate. After the debt converts to a term loan on May 29, 1996, interest rates are increased by 1/8%. Interest rates are adjusted every 30 to 180 days, and interest is payable every month during the revolving period and every quarter during the term period. During the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, the weighted average interest rates were 7.44%, 7.43% and 5.48%. Also during the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, the Company accrued interest of approximately $220,000, $719,000 and $73,000 on the borrowings under the Exploration Credit Agreement with payments of approximately $229,000, $643,000 and $71,000.

     Commitment fees under the Exploration Credit Agreement are 1/2% per annum on the average daily unused portion of the Borrowing Base until the debt converts to a term loan. Commitment fees incurred during the years ended December 31, 1995 and 1994 were approximately $18,000 and $36,000. None were incurred during the three months ended March 31, 1996 as the Exploration Credit Agreement was drawn down to the maximum.

     The Exploration Credit Agreement includes covenants which, among other things, restrict payments of cash dividends on common stock and require the Company to maintain stated net worth amounts in addition to a specific liquidity ratio. As of March 31, 1996 and December 31, 1995, the Company was in compliance with all covenants.

  Preferred Shareholder Loans

     In September 1995, the Company entered into loan agreements with all preferred shareholders totalling $2,500,000. As of March 31, 1996 and December 31, 1995, the Company had $1,100,000 and $1,048,000, respectively, outstanding under the loan agreements. The loans bear interest at 12.25%. Principal and interest will be paid in full on September 14, 1996. The Company accrued interest on these loans of approximately $33,000, and $33,000, respectively, and paid no interest during the three months ended March 31, 1996 and the year ended December 31, 1995.

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

(6) RELATED-PARTY TRANSACTIONS

     The Company has entered into a management agreement with an affiliated company. The management agreement provides that the Company will reimburse the affiliate for general and administrative expenses incurred by the affiliate on the Company's behalf. During the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, pursuant to the management agreement, the Company paid or accrued approximately $208,000, $837,000, $586,000 and $569,000, respectively, for general and administrative expenses incurred by the affiliate on the Company's behalf. In addition, the Company paid the affiliate $38,000, $154,000, $171,000 and $134,000 for exploration and development services which have been capitalized as part of the full-cost pool during the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively.

     As part of the Company's employment agreement with its president, each prospect acquired by the Company or in which the Company participates is burdened by a 1.25% net profits interest on a prospect-by-prospect basis, proportionately reduced to the interest of the Company.

     The president has exercised his right to sell the reserves attributable to the net profits interest under the same economic terms as the Company would be selling its reserves to HOUEX. See further discussion in Note 1.

     During the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, the Company paid or accrued approximately $7,000, $81,000, $80,000 and $65,000, respectively, related to outside professional services provided pursuant to consulting agreements with an individual who serves as a director of the Company and as a director of affiliated companies. An additional $15,000, $23,000 and $15,000 have been capitalized as part of the full-cost pool during the years ended December 31, 1995, 1994 and 1993, respectively. No costs were capitalized for the three months ended March 31, 1996.

(7) MAJOR CUSTOMERS

     The Company markets its oil and gas production to numerous purchasers under short-term contracts. During 1995, H&N Gas Limited, Enron Gas Marketing, Inc. and Dow Hydrocarbons & Resources, Inc. accounted for 42%, 12% and 11%, respectively, of oil and gas revenues of the Company. During 1994, H&N Gas Limited, Transco Energy Marketing Company, Enron Gas Marketing, Inc. and Dow Hydrocarbons & Resources, Inc., accounted for 19%, 13%, 12%, and 10%, respectively, of oil and gas revenues. During 1993, Transco Energy Marketing Company, American Central Marketing and Enron Gas Marketing, Inc. accounted for 19%, 12% and 11%, respectively, of oil and gas revenues. The Company believes that the loss of any single customer would not have a material adverse effect on the results of operations of the Company.

(8) SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCING ACTIVITIES (UNAUDITED)

  Oil and Gas Reserves and Related Financial Data

     Information with respect to the Company's oil and gas producing activities is presented in the following tables. Reserve quantities as well as certain information regarding future production and discounted cash flows were determined by independent petroleum consultants; Ryder Scott Company, Huddleston & Co., Inc. and Netherland, Sewell & Associates, Inc.

     The Company cautions that there are many uncertainties inherent in estimating proved reserve quantities, and in projecting future production rates and the timing of future development expendi-

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

tures. In addition, reserve estimates of new discoveries are more imprecise than those of properties with a production history. Accordingly, these estimates are subject to change as additional information becomes available.

     Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells and existing equipment and operating methods.

  Capitalized Costs Related to Oil and Gas Producing Activities

     The following table sets forth information concerning capitalized costs at December 31, 1995, 1994 and 1993 related to the Company's oil and gas operations (in thousands of dollars):

                                                                     1995           1994
                                                                  ----------      ---------
    Capitalized costs:
      Evaluated properties.....................................   $  130,963      $ 122,610
      Unevaluated properties...................................        5,335          4,766
                                                                   ---------       --------
                                                                     136,298        127,376
    Less -- Accumulated depreciation, depletion and
      amortization.............................................     (101,418)       (94,540)
                                                                   ---------       --------
    Net capitalized costs......................................   $   34,880      $  32,836
                                                                   =========       ========

  Costs Incurred on Oil and Gas Producing Activities

     The following table includes all costs incurred in the years ended December 31, 1995, 1994 and 1993 (in thousands of dollars):

                                                           1995          1994          1993
                                                          -------      --------      --------
    Acquisition -- Unproved properties.................   $    --      $  1,017      $     --
    Exploration costs..................................       872         6,168         6,043
    Development costs..................................     8,050         2,893         9,244
                                                           ------       -------       -------
    Total costs incurred...............................   $ 8,922      $ 10,078      $ 15,287
                                                           ======       =======       =======

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

  Estimated Quantities of Proved Oil and Gas Reserves

     Estimates prepared by the Company's independent engineers of proved reserves and proved developed reserves owned at year end and changes in proved reserves since December 31, 1992 are shown in the following tables:


                                                                            OIL         NATURAL
                                                            NATURAL         AND          GAS
                                                              GAS           CONDENSATE  LIQUIDS
                                                             (MMCF)         (MBBLS)     (MBBLS)
                                                            --------        ----        -----
Proved reserves:
  December 31, 1992.......................................    49,991         214          117
     Revisions of previous estimates......................    (2,611)        (70)        (117)
     Extensions and discoveries...........................     5,533          56           --
     Production...........................................   (12,476)        (38)          --
                                                             -------         ---         ----
  December 31, 1993.......................................    40,437         162           --
     Revisions of previous estimates......................      (363)          1           --
     Extensions and discoveries...........................     1,790           2           --
     Production...........................................    (9,554)        (31)          --
                                                             -------         ---         ----
  December 31, 1994.......................................    32,310         134           --
     Revisions of previous estimates......................     1,652         115           --
     Extensions and discoveries...........................     2,440          73           --
     Production...........................................    (6,295)        (26)          --
                                                             -------         ---         ----
  December 31, 1995.......................................    30,107         296           --
                                                             =======         ===         ====
Proved developed reserves:
  December 31, 1992.......................................    44,630         184           85
                                                             -------         ---         ----
  December 31, 1993.......................................    34,651          75           --
                                                             -------         ---         ----
  December 31, 1994.......................................    28,752          81           --
                                                             -------         ---         ----
  December 31, 1995.......................................    28,690         291           --
                                                             -------         ---         ----


  Results of Operations from Producing Activities

     The following table sets forth the Company's results of operations from oil and gas producing activities for the years ended December 31, 1995, 1994 and 1993 (in thousands of dollars):

                                                         1995          1994           1993
                                                       --------      ---------      --------
    Revenues from oil and gas producing activities...  $ 10,373      $  18,536      $ 26,123
    Production costs.................................     2,012          2,654         2,634
    Depreciation, depletion and amortization.........     6,877         35,550        24,196
                                                        -------       --------       -------
              Total expenses.........................     8,889         38,204        26,830
                                                        -------       --------       -------
    Income tax.......................................        --             --            --
    Results of operations from producing
      activities.....................................  $  1,484      $ (19,668)     $   (707)
                                                        =======       ========       =======

  Standardized Measure

     The following disclosure concerning standardized measure of future net cash flows from proved oil and gas reserves is presented in accordance with Statement of Financial Accounting

                       SMITH OFFSHORE EXPLORATION COMPANY

                      DECEMBER 31, 1995 AND MARCH 31, 1996

Standards (SFAS) No. 69, "Disclosures about Oil and Gas Producing Activities". As prescribed by this statement, the amounts shown are based on prices and costs at the end of each period discounted at 10% and are not adjusted in anticipation of increases due to inflation or other factors. At December 31, 1995, the standardized measure reflects an average oil price of $17.99 per barrel and an average gas price of $2.20 per MCF. Future income tax estimates are calculated by applying the appropriate statutory income tax rate to the estimated future undiscounted pretax net cash flows from proved oil and gas properties and considering estimates of permanent differences, net operating loss carryforwards and tax credits.

     The above assumptions used to compute the standardized measure are those specifically required by SFAS No. 69 and, as such, do not reflect the Company's expectations of actual revenues to be derived from those reserves, and are not necessarily indicative of the fair value of the Company's oil and gas reserves.

     The following table reflects the standardized measure of discounted future net cash flows relating to the Company's interest in proved oil and gas reserves as of December 31, 1995, 1994 and 1993 (in thousands of dollars):

                                                      1995           1994           1993
                                                    ---------      ---------      ---------
    Future cash inflows...........................  $  71,693      $  54,217      $  90,266
    Future costs:
      Production..................................     (9,036)       (10,027)       (11,730)
      Development and abandonment costs...........     (4,680)        (6,493)        (6,004)
                                                     --------       --------       --------
    Future net inflows before income tax..........     57,977         37,697         72,532
    Future income taxes...........................       (968)          (504)        (2,377)
                                                     --------       --------       --------
    Future net cash flows.........................     57,009         37,193         70,155
    10% annual discount factor....................    (14,522)        (9,228)       (15,334)
                                                     --------       --------       --------
    Standardized Measure at end of year...........  $  42,487      $  27,965      $  54,821
                                                     ========       ========       ========

     The change in the standardized measure of discounted future net cash flows related to the proved oil and gas reserves for the years ended December 31, 1995, 1994, and 1993 is as follows (in thousands of dollars):

                                                        1995          1994           1993
                                                      --------      ---------      ---------
    Standardized Measure at beginning of year.......  $ 27,965      $  54,821      $  71,345
    Oil and gas sales, net of production costs......    (8,361)       (15,882)       (23,489)
    Net change in oil and gas sales prices, net of
      production costs..............................    12,085        (15,920)        (4,802)
    Extensions and discoveries, net of future
      production and development costs..............     5,253          2,310          7,667
    Changes in estimated future development costs...       771         (1,586)        (1,296)
    Previously estimated development and abandonment
      costs incurred................................       906          1,647          4,956
    Revisions of quantity estimates.................     3,411           (367)        (5,713)
    Accretion of discount...........................     2,838          5,643          7,777
    Net change in income taxes......................      (338)         1,197          4,816
    Changes in production rates (timing) and
      other.........................................    (2,043)        (3,898)        (6,440)
                                                       -------       --------       --------
    Standardized Measure at end of year.............  $ 42,487      $  27,965      $  54,821
                                                       =======       ========       ========

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholder of


The Houston Exploration Company



     We have audited the accompanying Historical Summaries of the interests in the oil and gas revenues and direct operating expenses of the properties to be acquired by The Houston Exploration Company (an indirect wholly-owned subsidiary of The Brooklyn Union Gas Company) from TransTexas Gas Corporation for each of the three years in the period ended December 31, 1995 ("Historical Summaries"). These Historical Summaries are the responsibility of TransTexas Gas Corporation's management. Our responsibility is to express an opinion on the Historical Summaries based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summaries are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summaries. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summaries. We believe that our audits provide a reasonable basis for our opinion.



     The accompanying Historical Summaries were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-1 of The Houston Exploration Company) and are not intended to be a complete financial presentation of TransTexas Gas Corporation's interests in the properties described above.



     In our opinion, the Historical Summaries referred to above present fairly, in all material respects, the interests in the oil and gas revenues and direct operating expenses of the properties to be acquired by The Houston Exploration Company from TransTexas Gas Corporation for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                            COOPERS & LYBRAND L.L.P.



Houston, Texas
July 2, 1996

                  HISTORICAL SUMMARIES OF THE INTERESTS IN THE


               OIL AND GAS REVENUES AND DIRECT OPERATING EXPENSES


      OF THE PROPERTIES TO BE ACQUIRED BY THE HOUSTON EXPLORATION COMPANY


                        FROM TRANSTEXAS GAS CORPORATION



                                 (IN THOUSANDS)



                                                       YEAR ENDED DECEMBER 31,     THREE MONTHS
                                                     ---------------------------   ENDED MARCH
                                                      1993      1994      1995       31, 1996
                                                     -------   -------   -------   ------------
                                                                                   (UNAUDITED)
Oil and gas revenues...............................  $27,728   $34,119   $26,800      $7,596
Direct operating expenses..........................    3,562     4,258     4,542       1,478
                                                     -------   -------   -------      ------
Revenues in excess of direct operating expenses....  $24,166   $29,861   $22,258      $6,118
                                                     =======   =======   =======      ======



         The accompanying notes are an integral part of this statement.

 NOTES TO THE HISTORICAL SUMMARIES OF THE INTERESTS IN THE OIL AND GAS REVENUES AND DIRECT OPERATING EXPENSES OF THE PROPERTIES TO BE ACQUIRED BY THE HOUSTON
              EXPLORATION COMPANY FROM TRANSTEXAS GAS CORPORATION



1. OPERATIONS, ORGANIZATION AND BASIS OF PRESENTATION



     The accompanying Historical Summaries represent the interests in the natural gas and oil revenues and direct operating expenses of the natural gas and oil producing properties to be acquired by The Houston Exploration Company ("Houston Exploration"), an indirect wholly-owned subsidiary of The Brooklyn Union Gas Company ("Brooklyn Union"), from TransTexas Gas Corporation ("TransTexas") effective May 1, 1996. The oil and gas producing properties to be acquired are located primarily in South Texas. These properties are referred to herein as the "properties." The Historical Summaries may not be representative of future operations.



     The accompanying Historical Summaries were prepared from the historical accounting records of TransTexas (accrual basis, full cost method of accounting for oil and gas activities, in accordance with generally accepted accounting principles).



     The agreement for Purchase and Sale of Oil and Gas Properties by and between The Houston Exploration Company, TransTexas Gas Corporation and TransTexas Transmission Corporation (the "Agreement") for $62,205,000 is dated June 21, 1996. The scheduled closing date set forth in the Agreement is July 2, 1996.



     Historical financial statements reflecting financial position, results of operations and cash flows required by generally accepted accounting principles are not presented as such information is neither readily available on an individual property basis nor meaningful for the properties. The Historical Summaries do not include depreciation, depletion and amortization, general and administrative, litigation, interest or federal income tax expenses. Accordingly, the accompanying Historical Summaries are not intended to represent the financial position or results of operations in conformity with generally accepted accounting principles.



2. COMMITMENT AND CONTINGENCIES



     The properties listed in the Agreement are subject to two judgment liens imposed on substantially all of TransTexas' properties in the aggregate amount of $20 million. TransTexas has appealed the judgments to which such liens relate, and has posted bonds to ensure payment of such judgments pending the completion of such appeals. One such bond, in the approximate amount of $18 million, is collateralized by an irrevocable letter of credit, and the other bond is collateralized by cash. As a result of such arrangements, TransTexas believes that such judgements are adequately collateralized.

            SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)



ESTIMATED NET QUANTITIES OF PROVED AND PROVED DEVELOPED OIL AND GAS RESERVES



     Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.



     The following tables present the estimated net proved and proved developed oil and gas reserves, estimated by Netherland, Sewell & Associates, Inc., independent reserve engineers, attributable to the properties at December 31, 1993, 1994 and 1995, along with a summary of changes in the quantities of net proved reserves during 1993, 1994 and 1995.



                                                               GAS (MILLIONS OF CUBIC FEET)
                                                              -------------------------------
                                                                       DECEMBER 31,
                                                              -------------------------------
                                                               1993        1994        1995
                                                              -------     -------     -------
Proved Reserves:
  Beginning of period.......................................  108,253     106,800     111,631
  Revisions of previous estimates...........................   (2,299)      3,099      21,559
  Extensions and discoveries................................   15,477      23,357       4,751
  Production................................................  (14,631)    (21,626)    (19,545)
                                                              -------     -------     -------
  End of period.............................................  106,800     111,630     118,396
                                                              ========    ========    ========
Proved Developed Reserves:
  End of period.............................................   54,182      73,596      56,329
                                                              ========    ========    ========



                                                                 OIL (THOUSANDS OF BARRELS)
                                                               ------------------------------
                                                                        DECEMBER 31,
                                                               ------------------------------
                                                                1993        1994        1995
                                                               ------       -----       -----
Proved Reserves:
  Beginning of period........................................    44.4        47.5        34.1
  Revisions of previous estimates............................     7.6       (12.6)       21.4
  Extensions and discoveries.................................      .8         4.4           0
  Production.................................................    (5.3)       (5.2)       (4.4)
                                                               ------       -----       -----
  End of period..............................................    47.5        34.1        51.1
                                                               ======       =====       =====
Proved Developed Reserves:
  End of period..............................................    28.8        32.3        33.2
                                                               ======       =====       =====



STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES



     The following tables set forth the computation of the standardized measure of discounted future net cash flows (before income taxes) relating to proved reserves, estimated by TransTexas for 1993, 1994 and 1995. Future cash inflows represent expected revenues from production of year-end quantities of proved reserves based on December 31, 1993, 1994, and 1995 prices and any fixed and determinable future escalation provided by contractual arrangements in existence at year-end. Escalation based on inflation and supply and demand are not considered. Estimated future production and development costs related to future production of year-end reserves are based on year-end costs. A discount rate of 10% is applied to the annual future net cash flows.



     The methodology and assumptions used in calculating the standardized measure are those required by Statement of Financial Accounting Standards No.
69. This data is not intended to be representative of the fair market value of the properties' proved reserves. The valuation of revenues and costs do not necessarily reflect the amounts to be received or expended. In addition to the valuations used, numerous other factors are considered in evaluating known and prospective oil and gas reserves.



                                                                 (DOLLARS IN THOUSANDS)
                                                            --------------------------------
                                                                      DECEMBER 31,
                                                            --------------------------------
                                                              1993        1994        1995
                                                            --------    --------    --------
Future cash inflows.......................................  $199,966    $156,926    $210,844
Future production and development costs...................   (72,960)    (63,744)    (90,997)
                                                            --------    --------    --------
Future net cash flows.....................................   127,006      93,182     119,847
10% annual discount to reflect timing of net cash flows...   (32,884)    (23,728)    (39,287)
                                                            --------    --------    --------
Standardized measure (before income taxes) of discounted
  future net cash flows relating to proved reserves.......  $ 94,122    $ 69,454    $ 80,560
                                                            =========   =========   =========



SUMMARY OF CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED


FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES



     The primary elements of changes in the standardized measure (before income taxes) of discounted future net cash flows relating to proved reserves for the years 1993, 1994 and 1995 (in thousands):



                                                                      DECEMBER 31,
                                                            --------------------------------
                                                              1993        1994        1995
                                                            --------    --------    --------
Standardized measure (before income taxes),
  beginning of period.....................................  $ 95,358    $ 94,122    $ 69,454
  Increase (decrease) in discounted future net cash flows:
     Sales and transfers of oil and gas produced, net of
       production costs...................................   (24,166)    (29,861)    (22,258)
     Revisions to estimates of proved reserves:
       Prices, including production costs.................     4,049     (36,143)     20,185
       Production and development costs...................   (17,795)     (7,451)    (17,406)
       Quantities.........................................    (2,568)      2,643      17,548
     Extensions, discoveries and improved recovery less
       related costs......................................    14,543      15,315       3,778
     Development costs incurred during the period.........    15,165      21,417       2,314
     Accretion of discount................................     9,536       9,412       6,945
                                                            --------    --------    --------
Standardized measure (before income taxes), end of
  period..................................................  $ 94,122    $ 69,454    $ 80,560
                                                            =========   =========   =========

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and PaineWebber Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:


                                                                             NUMBER OF
                                                                             SHARES OF
                                 UNDERWRITER                                COMMON STOCK
    ----------------------------------------------------------------------  ------------
    Goldman, Sachs & Co...................................................
    Donaldson, Lufkin & Jenrette Securities Corporation...................
    PaineWebber Incorporated..............................................

                                                                              ---------
              Total.......................................................    7,000,000
                                                                              =========


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $     per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,050,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 7,000,000 shares of Common Stock offered.


     The Company, the Company's executive officers and directors, Brooklyn Union and Soxco have agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing on, or on the conversion or exchange of convertible or exchangeable securities outstanding on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives of the Underwriters. See "Shares Eligible for Future Sale."

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be negotiated between the Company and the representa-tives of the Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be current and historical natural gas and oil prices, current and prospective conditions in the supply and demand for natural gas and oil, reserve and production quantities for the Company's natural gas and oil properties, the history of, and prospects for, the industry in which the Company operates, the price earnings multiples of publicly traded common stocks of comparable companies, the cash flow and earnings of the Company and comparable companies in recent periods and the Company's business potential and cash flow and earnings prospects.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1993.

                        [RYDER SCOTT COMPANY LETTERHEAD]


                                 April 15, 1996



Houston Exploration Company
1331 Lamar, Suite 1065
Houston, Texas 77010

Gentlemen:

     Pursuant to your request, we present below our estimates of the net proved reserves attributable to the interest of Houston Exploration Company (referred to herein as the Company) as of December 31, 1995. The reserve estimates utilized in this report were mechanically updated from our September 30, 1995 report which was dated October 17, 1995. At your request, we have revised product pricing for all properties and production start dates for undeveloped properties where applicable. The Company's reserves are located in the states of Louisiana, Texas and in the federal waters offshore Louisiana and Texas.

     The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1995 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1995 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report.

                                               Proved Net Reserves
                                             Mechanically Adjusted from
                                               September 30, 1995 to
                                                 December 31, 1995
                                       -------------------------------------
                                         Liquid, Barrels         Gas, MMCF
                                       ------------------       ------------

          Developed and Undeveloped         263,133               61,872
          Developed                         162,483               43,349


     The "Liquid" reserves shown above consist of condensate. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located.

     The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

          Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the

Houston Exploration Company
April 15, 1996
Page 2


     lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

          (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

          (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

     The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category. At your request, we have not reviewed production or performance data since the September 30, 1995 report. We have utilized the latest product prices and costs supplied by Houston Exploration and have revised reserves in accordance with the new economic data where applicable.

Houston Exploration Company
April 15, 1996
Page 3



     In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs, and future net cash inflows before income tax as of December 31, 1995 from this report are presented below.

                                                   As of
                                             December 31, 1995
                                         ------------------------
     Future Cash Inflows                        $134,406,042

     Future Costs
       Production                               $ 16,085,017
       Development                                12,328,376
                                                ------------
         Total Costs                            $ 28,413,393

     Future Net Cash Inflows
       Before Income Tax                        $105,992,649

     Present Value at 10%
       Before Income Tax                        $ 78,676,747


     The future cash inflows are gross revenues before any deductions. The production costs were based on current data and include production taxes, ad valorem taxes, and certain other items such as transportation costs in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include dismantlement and abandonment costs net of salvage for properties where such costs are relatively significant.

     The Company furnished us with gas prices in effect at December 31, 1995 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat higher or lower than December gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

     The Company furnished us with liquid prices in effect at December 31, 1995 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to December 31, 1995 were not considered in this report.

     Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Houston Exploration Company
April 15, 1996
Page 4


        The estimates of reserves presented herein are based upon a detailed study of the properties in which Houston Exploration Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Houston Exploration Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Houston Exploration Company were accepted without independent verification. The reserve estimates presented in this report were as of September 30, 1995, mechanically adjusted to December 31, 1995 and are based upon production data available through August 1995. This report was based upon economic data available through December 1995. We have been informed by Houston Exploration that there have been no significant changes in the status or performance of the properties included in this report which would affect the estimate of reserves.

        The reserves included in this report are estimates only and should not be construed as being exact quantities. They may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

        In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future production rates is adjusted when necessary to reflect actual gas market conditions in specific cases. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

        While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

        Neither we nor any or our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.


                                        Very truly yours,

                                        RYDER SCOTT COMPANY
                                        PETROLEUM ENGINEERS


                                        /s/ DOUGLAS L. McBRIDE, P.E.


                                        Douglas L. McBride, P.E.
                                        Vice President

             [RYDER SCOTT COMPANY PETROLEUM ENGINEERS LETTERHEAD]


                                 April 15, 1996


Smith Offshore Exploration Company
811 Dallas, Suite 800
Houston, Texas 77052

Gentlemen:

        Pursuant to your request, we present below our estimates of the net proved reserves attributable to the interest of Smith Offshore Exploration Company (referred to herein as the Company) as of December 31, 1995. The reserve estimates utilized in this report were mechanically updated from our September 30, 1995 report which was dated October 17, 1995. At your request, we have revised product pricing for all properties and production start dates for undeveloped properties where applicable. The Company's reserves are located in the states of Louisiana, Texas and in the federal waters offshore Louisiana and Texas.

        The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1995 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1995 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report.

                                              Proved Net Reserves
                                          Mechanically Adjusted from
                                             September 30, 1995 to
                                               December 31, 1995
                                       -----------------------------------
                                       Liquid, Barrels           Gas, MMCF
                                       ---------------           ---------
       Developed and Undeveloped           61,726                 12,309
       Developed                           61,706                 11,921

        The "Liquid" reserves shown above consist of condensate. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located.

        The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec.(a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

                 Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production of formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the

Smith Offshore Exploration Company
April 15, 1996
Page 2

lowest known structural occurrence of hydrocarbons controls the lower provided limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

         (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and


         (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

         Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

         The Company has interest in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category. At your request, we have not reviewed production or performance data since the September 30, 1995 report. We have utilized the latest product prices and costs supplied by Smith Offshore Exploration and have revised reserves in accordance with the new economic data where applicable.

Smith Offshore Exploration Company
April 15, 1996
Page 3


     In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs, and future net cash inflows before income tax as December 31, 1995 from this report are presented below.

                                                  As of
                                           December 31, 1995
                                        ----------------------
     Future Cash Inflows                       $27,789,074

     Future Costs
       Production                              $ 4,518,578
       Development                               2,732,715
                                               -----------
         Total Costs                           $ 7,251,293

     Future Net Cash Inflows
       Before Income Tax                       $20,537,781

     Present Value at 10%
       Before Income Tax                       $16,165,172

     The future cash inflows are gross revenues before any deductions. The production costs were based on current data and include production taxes, ad valorem taxes, and certain other items such as transportation costs in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include dismantlement and abandonment costs net of salvage for properties where such costs are relatively significant.

     The Company furnished us with gas prices in effect at December 31, 1995 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat higher or lower than December gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

     The Company furnished us with liquid prices in effect at December 31, 1995 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to December 31, 1995 were not considered in this report.

     Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Smith Offshore Exploration Company
April 15, 1996
Page 4


        The estimates of reserves presented herein are based upon a detailed study of the properties in which Smith Offshore Exploration Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Smith Offshore Exploration Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Smith Offshore Exploration Company were accepted without independent verification. The reserve estimates presented in this report were as of September 30, 1995, mechanically adjusted to December 31, 1995 and are based upon production data available through August 1995. This report was based upon economic data available through December 1995. We have been informed by Smith Offshore Exploration that there have been no significant changes in the status or performance of the properties included in this report which would affect the estimate of reserves.

        The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

        In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

        While it may reasonably the anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

        Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                             Very truly yours,

                                             RYDER SCOTT COMPANY
                                             PETROLEUM ENGINEERS


                                            /s/ DOUGLAS L. McBRIDE, P.E.

                                            Douglas L. McBride, P.E.
                                            Vice President

             [NETHERLAND, SEWELL & ASSOCIATES, INC. LETTERHEAD]




                                  May 22, 1996



Mr. James G. Floyd
The Houston Exploration Company
1331 Lamar, Suite 1065
Houston, Texas  77010

Dear Mr. Floyd:

         In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 1995, to the combined interests of The Houston Exploration Company and Smith Offshore Exploration Company (the Companies) in the Vermilion 203, West Cameron 76, and Mustang Island 858 Fields, located in federal waters offshore Louisiana and Texas. Our estimates have been prepared using constant prices and costs and conform to the guidelines of The Securities and Exchange Commission (SEC).

         As presented in the following table, we estimate the net reserves and future net revenue to the Companies' combined interests, as of December 31, 1995, to be:

                                         Net Reserves                         Future Net Revenue
                                   -----------------------               ---------------------------
                                      Oil               Gas                                  Present Worth
     Category                      (Barrels)           (MCF)                Total                at 10%
- ------------------                 ----------        ----------          -----------         -------------
Proved Developed
  Producing                           17,951          4,592,247          $ 9,934,000          $ 7,847,800
  Non-Producing                      594,425         32,619,997           71,705,100           53,032,100
Proved Undeveloped                    11,482          2,296,334            4,617,100            3,074,500
                                   ----------        ----------          -----------         -------------
    Total Proved                     623,858         39,508,578          $86,256,200          $63,954,400

         The oil reserves shown include condensate only. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

         The estimated reserves and future revenue shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties, nor do they include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.
         The future net revenue shown herein is the future gross revenue to the Companies' combined interests after deducting future capital costs, operating expenses, any applicable payments to net profits interests, and abandonment costs; but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

         For the purposes of these estimates, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Our estimates of future revenue include The Houston Exploration Company's estimates of the costs to abandon the wells, platforms, and production facilities. Netherland, Sewell & Associates, Inc. does not typically include salvage value in abandonment cost estimates. However, as requested, The Houston Exploration Company's abandonment cost estimates, which include a substantial salvage value, have been used in our future revenue estimates. Abandonment costs are included with other capital investments.

         The oil and gas prices used are those prices in effect for each property in December 1995 and are held constant in accordance with SEC guidelines.

         Lease and well operating costs are based on operating expense records of the Companies. These costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of the Companies are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

         We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the Companies' combined interests. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on the Companies receiving their net revenue interest shares of estimated future gross gas production.

         The reserves included herein are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones and undeveloped locations. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. As such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates up or down in the future as additional performance data become available. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included herein due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

         In evaluating the information at our disposal concerning these estimates, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

         The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from The Houston Exploration Company, Smith Offshore Exploration Company, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                        Very truly yours,


                                        /S/ DANNY D. SIMMONS


MKH:ELM

                                 June 25, 1996




Mr. James G. Floyd
The Houston Exploration Company
1331 Lamar, Suite 1065
Houston, Texas  77010

Dear Mr. Floyd:

         In accordance with your request, we have prepared an alternative-date sensitivity to our report dated April 26, 1996, regarding The Houston Exploration Company (Houston Exploration) proposed acquisition interest in certain oil and gas properties located in Webb and Zapata Counties, Texas. It is our understanding that this interest is being considered for purchase from TransTexas Gas Corporation (TransTexas) by Houston Exploration. For this sensitivity, economic projections have been "rolled back" 1 month to a revised December 31, 1995 as of date with gas and condensate prices adjusted to reflect this revised date. This sensitivity is based on constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

         As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the proposed Houston Exploration interest, as of December 31, 1995, to be:

                                                  Net Reserves                                Future Net Revenue
                                         ------------------------------               -----------------------------------
                                         Condensate             Gas                                         Present Worth
     Category                            (Barrels)             (MCF)                     Total                  at 10%
- ------------------                       ----------         -----------               ------------          -------------
Proved Developed
  Producing                                19,857            41,964,570               $ 51,169,700           $41,777,000
  Non-Producing                            13,350            14,363,908                 15,042,900             5,912,900
Proved Undeveloped                         17,873            62,067,414                 53,635,300            32,870,700
                                         ----------         -----------               ------------           -----------

    Total Proved                           51,080           118,395,892               $119,847,900           $80,560,600

         Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases. Condensate volumes are expressed in barrels which are equivalent to 42 United States gallons.

         This sensitivity includes summary projections of reserves and revenue for each reserve category. For the purposes of this sensitivity, the term "lease" refers to a single economic projection.

         The estimated reserves and future revenue shown in this sensitivity are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This sensitivity does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

         Future gross revenue to the proposed Houston Exploration interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

         For the purposes of this sensitivity, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

         Gas and condensate prices used in this sensitivity have been provided by Houston Exploration and are based on actual prices received in December 1995. These prices are held constant in accordance with SEC guidelines.

         Lease and well operating costs are based on operating expense records of TransTexas. These costs include only those direct costs estimated to be incurred at and below the district and field levels. As requested, these costs do not include the per-well overhead charges allowed under joint operating agreements nor do they include the headquarters general and administrative overhead expenses of TransTexas. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

         We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the proposed Houston Exploration interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Houston Exploration receiving its proposed net revenue interest share of estimated future gross gas production.

         The reserves included in this sensitivity are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this sensitivity due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

         In evaluating the information at our disposal concerning this sensitivity, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; herefore, our conclusions necessarily represent only informed professional judgments.

         The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from TransTexas Gas Corporation, The Houston Exploration Company, and the non-confidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                        Very truly yours,



                                        /s/ CLARENCE NETHERLAND

                                            Clarence Netherland


DDS:MLJ

                                 June 26, 1996



The Houston Exploration Company
Attention:  Mr. Jim Westmoreland
1331 Lamar Street, Suite 1065
Houston, Texas  77010

                                        Re:   Future Reserves and Revenues
                                              Matagorda Blocks 650, 671,
                                              and 672 Current Price Case As
                                              of December 31, 1995
Gentlemen:

Pursuant to your request, we have estimated the combined future oil and gas reserves and projected revenues for the subject properties owned by The Houston Exploration Company (THEC) and Smith Offshore Exploration Company (SOXCO) and operated by THEC. These properties are located in federal waters off Matagorda County, Texas.

Our conclusions, as of December 31, 1995, are as follows:

                                                              Net to Appraised Interest - $(Thousands)
                                                      --------------------------------------------------------
                                                                   Proved Developed                     Total
                                                      -----------------------------------
Current Price Case                                    Producing              Nonproducing               Proved
- ------------------                                    ---------              ------------              -------
Oil/Cond., bbl                                           5,825                   7,020                  12,845
Gas, MMcf                                              3,544.5                 4,401.3                 7,945.8
Future Gross Revenue, $                                  7,465                   9,267                  16,731
Operating Expenses, $                                    1,517                   1,403                   2,919
Net Profit Expenses, $                                     200                     225                     424
Other Costs, $                                               0                   1,292                   1,292
Future Net Revenue (FNR), $                              5,749                   6,347                  12,096
FNR, Disc. at 10%, $                                     5,082                   3,972                   9,054

Projected Reserves and Revenues - Estimated Revenues, $
- -------------------------------------------------------

1996                                                     3,035                       0                   3,035
1997                                                     1,550                     130                   1,680
1998                                                       738                     560                   1,298
Thereafter                                                 425                   5,657                   6,083
Total                                                    5,749                   6,347                  12,096

Estimated Production - Annualized
- ---------------------------------

Oil/Cond., bbl                                           2,870                       0                   2,870
Gas, MMcf                                              1,730.7                     0.0                 1,730.7

Columns may not add to equal totals because of computer rounding.

The Houston Exploration Company
June 26, 1996
Page Two



SEC REPORTING REQUIREMENTS

Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10 and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% based on oil and gas prices in effect on the "as of" date of the report.

The Society of Petroleum Engineers (SPE) requires reserves to be economically recoverable with prices and costs in effect on the "as of" date of the report without further escalation. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information which sets requirements for the qualifications and independence of reserve estimators and auditors and accepted methods to be used for estimating future reserves.

The estimated Proved reserves and associated revenues contained herein have been prepared in accordance with our understanding of all applicable SEC, FASB, and SPE regulations and requirements.

REPORT PREPARATION

This report is the result of a summation of two previously prepared reports rendered for individual clients. Each client owned a different interest in the same properties. Each client requested a slightly different price assumption which is described in the "Product Prices" that follows.

RESERVE ESTIMATES

The reserve estimates for the subject properties were based on volumetric calculations, extrapolation of BHP/Z versus cumulative production and extrapolation of production history. Reserve estimates with limited or no production history are typically subject to much greater revision than those estimates derived from substantial performance history.

Delivery schedules were based on data furnished by THEC. At the request of THEC, the wells were scheduled at their maximum effective delivery rates.

PROJECTIONS

The projections have been prepared on a calendar year basis for this report.

PRODUCT PRICES

As we understand SEC and FASB requirements, oil and gas prices utilized for public reporting purposes should be based on those being received on the effective date of the report without further escalations or reductions. The projections shown herein have been based on product prices actually received during December 1995 and have been adjusted to reflect transportation charges and Btu adjustments. These prices have been held constant over the life of the properties.

The projections for THEC are based on a current oil price of $17.35 per barrel. Gas prices were projected at $1.9625 per MMBtu and have been adjusted for a heating value of 1.040 MMBtu per Mcf and a transportation charge of $0.16 per MMcf has been subtracted from the reported net price. There prices were specified by THEC and have been accepted as represented without review.

The Houston Exploration Company
June 26, 1996
Page Three



The projections for SOXCO were based on oil and gas prices of $17.70 per barrel and $2.11 per Mcf, respectively. The Btu content was projected at 1.040 MMBtu per Mcf for all wells and has been included in the gas price. Transportation charges of $0.16 per Mcf have been netted from the gas price. The product prices shown herein were accepted as represented by SOXCO without further review.

A comparison of the projected product prices, weighted as a composite for all reserve categories, follows:

                          Smith Offshore Exploration Company             The Houston Exploration Company
                          ----------------------------------             -------------------------------
                           Oil/Cond.                     Gas             Oil/Cond.                  Gas
                             $/bbl                     $/Mcf                $/bbl                  $/Mcf
                          ------------               -------            ------------            --------
1996                         17.70                     2.110               17.35                   2.041
Maximum                      17.70                     2.110               17.35                   2.041
Average Over Life            17.70                     2.110               17.35                   2.041

OPERATING COSTS
- ---------------

Operating expenses, shown as dollars per well per month, were supplied by THEC and were computed by using platform expenses divided by the number of completions for the specific platform. THEC has reported approximately no change in platform expenses from the prior year. No severance or ad valorem taxes were included because the wells are located in federal waters and are not subject to these taxes. THEC has requested that the net profits interests associated with these properties be shown as an expense item and be subtracted from the gross revenues. The net profits interests (NPI) used in this report are 2% of those interests that were originally owned by THEC and a reversionary back-in NPI of 20% applied to those interests purchased by THEC from Wisconsin Gas and Electric Company (WEXCO) in 1993. THEC has reported to us that the reversionary interest change will occur by December 31, 1995. The "net profits" interests paid by SOXCO have been included as an expense item and subtracted from the revenue stream owned by SOXCO. Other expenses include remedial and workover costs and were based on estimates furnished by THEC. The operating expenses and costs were held constant over the life of the properties. The combined operating expenses are equal to 17.5% of the total future gross revenues for the current price case.

The reserve projections are terminated for the current price case when the wells cease to be economical.

VALUES NOT CONSIDERED

We have attempted to account for all deductions from gross revenues except for the following:

    1.   Federal income tax
    2.   Depreciation, depletion and/or amortization, if any (non-cash item)
    3.   General administrative costs allocated to the properties by THEC
    4.   Salvage values or costs to plug and abandon the wells
    5.   Platform abandonment costs

REPORT QUALIFICATIONS

Estimates of future reserves are based on predictions of recoverable hydrocarbons, rate of production, proration by state and federal agencies, product prices that are subject to ever-changing regulations, operating costs, and direct taxes. Any unusual combination of these many factors could result in actual future receipts considerably less or more than those estimated herein.

The Houston Exploration Company
June 26, 1996
Page Four



THE ESTIMATED FUTURE NET REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES ARE NOT REPRESENTED TO BE MARKET VALUES FOR THE SUBJECT PROPERTIES.

Platform abandonment costs have not been included in the projections shown herein at the request of THEC and SOXCO; however, these costs may have a material impact on projected revenues on both a discounted and undiscounted basis. We have made no attempt to estimate the magnitude of these expenses or the affect on future revenues.

DATA SOURCES

Quantum and character of ownership and all other factual data furnished by THEC were accepted as correct. We retain in our files production histories and comprehensive files for certain significant properties. We did not inspect the properties or conduct independent well tests.


                                        Respectfully submitted,



                                        Erle E.Kellogg, P.E.

EEK:ek

                      [MILLER AND LENTS, LTD. LETTERHEAD]



                                January 16, 1996




Fuel Resources Inc.
1330 Post Oak Boulevard, Suite 2000
Houston, TX 77056

Attention:  Mr. Charles W. Adcock

                                           Re:  Reserves Future Net Revenue
                                                As of December 31, 1995
                                                SEC Case

Gentlemen:

     At your request, we estimated the proved reserves and the projected future net revenue attributable to the net interests of Fuel Resources Inc. (FRI) and Fuel Resources Production and Development, Inc. (FRPD) as of December 31, 1995, using constant prices and costs. The results of our estimates are presented below:

            Reserves and Future Net Revenue as of December 31, 1995
            -------------------------------------------------------

                                   Net Reserves                       Future Net Revenue
                           ----------------------------     ------------------------------------
                            Crude and                                              Discounted at
                            Condensate,           Gas,      Undiscounted,          10% Per Year,
   Reserve Category           MBbls.             MMcf            M$                     M$
- ---------------------       -----------        ---------    -------------          -------------
Proved Producing              139.1             80,473.3     145,081.9               81,482.5
Proved Nonproducing            76.2             10,572.1      15,026.4                6,381.5
Proved Undeveloped              8.4             13,371.6      17,796.8                8,257.4
                              -----            ---------     ---------               --------
  Total Proved                223.7            104,417.0     177,905.1               96,121.4


     Proved reserves were estimated in accordance with the definitions contained in the Securities and Exchange Commission Regulation S-X, Rule 4-10(a) as shown on Attachment 1.

                             MILLER AND LENTS, LTD.


Fuel Resources Inc.                                            January 16, 1996
Attention: Mr. Charles W. Adcock                                         Page 2


        Section 1 of the attachments includes the projections of production and future net revenue and the one-line summary reports (1) for the total of all properties within FRI and FRPD summarized by reserve category and (2) for each of the corporations summarized by state and reserve category. The economic projections and one-line summary reports included in Section 2 are summarized by program and reserve category. Section 2 are summarized by program and reserve category. Section 3 includes one-line summaries showing the economic results for the fields and for the individual wells sorted by present worth.
Section 4 includes forecasts of revenues estimated to result from gas gathering systems owned and operated by FRI and FRPD. Section 5 consists of three volumes, presented as exhibits to this report, and includes the individual well economic forecasts and production graphs arranged by program, reserve category, and lease. The one-line summary reports behind each program tab in Section 5 serve as an index to the properties within each program.

        The prices used to estimate future net revenue were provided by FRI and were represented as the prices being received for oil and gas at fiscal year-end, December 31, 1995. The present worth of future net revenue was computed by employing a discount rate of 10 percent per annum. Estimates of future net revenue and the present worth of future net revenue are not intended and should not be interpreted to represent fair market values for the estimated reserves.

        With the exceptions of changes due to significant drilling activity during the last quarter of 1995, the projections of production for this report were taken from our report, "Reserves and Future Net Revenue as of September 30, 1995," dated October 12, 1995.

        Reserve estimates were based on decline curve projections, material balance calculations, analogous well performance, and volumetric estimates. Reserve estimates from analogies and volumetric calculations are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced. No provisions for the possible consequences, if any, to projected volumes and future net revenues for the purposes of production balancing are included in this evaluation.

        In conducting this evaluation, we relied upon production histories, lease ownership, pricing and cost data, tax credit qualification percentages, Btu content, and other engineering and geological data supplied by FRI. To a lesser extent, data existing in the Miller and Lents, Ltd., files and those data which are of public record were used. The Appendix lists the instructed reserve study assumptions employed in our evaluation.

        The "Section 29 Tax Credit" and "Overhead Reimbursement" were calculated as instructed and are shown in separate columns on the economic output report pages. The Section 29 Tax Credits were not considered in determining the economic limit of the individual properties.

        Future net revenue as used herein is defined as the total revenue attributable to the evaluated working interests, inclusive of the tax credit and fee revenues, less royalties, severance and ad valorem taxes, operating expenses, and future capital expenditures. Future costs of abandoning facilities and wells and of the restoration of producing properties to satisfy environmental standards are not deducted from total revenue as such estimates are beyond the scope of this assignment.

                             MILLER AND LENTS, LTD.


Fuel Resources Inc.                                         January 16, 1996
Attention: Mr. Charles W. Adcock                                      Page 3


     At your request, we included an estimate of the revenues resulting from the operation of certain gas gathering and transportation systems. The revenues from these systems are not included with the revenues attributed to the reserves reported above. The results of these estimates as of December 31, 1995, are shown below:

                                             Future Net Revenue
                                ---------------------------------------------
                                                              Discounted at
                                Undiscounted,              10 Percent per year,
     Gathering System               M$                             M$
     ----------------           -------------              --------------------
     Bailey                          8.3                            6.6
     CDPS                          846.0                          468.0
     SUGS                          506.1                          263.4
                                 -------                          -----
      Total                      1,360.5                          738.0



     The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.

     If you have any questions regarding the above, or if we can be of further assistance, please call.

                                         Yours very truly,

                                         MILLER AND LENTS, LTD.



                                         By /s/ KAREN F. LOVING
                                           --------------------------
                                            Karen F. Loving

KFL/mk

                                                                        Appendix

                              FUEL RESOURCES INC.
            DECEMBER 1995 RESERVE STUDY ASSUMPTIONS - SEC PRICE CASE


================================================================================
GAS PRICING                o  Wellhead prices per MMBtu net of gathering,
                              extraction, compression charges, and applicable basis adjustment, as provided by Fuel Resources
                              Inc. (FRI)

                           o  No escalation
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
OIL PRICING                o  $17.00 per barrel, no escalation
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
SECTION 29 TAX CREDITS     o  Qualification percentages for Devonian Shale and
                              tight sands as specified by FRI

                           o  Devonian Shale tax credit rate $1.01/MMBtu

                           o  Tight gas tax credit rate $0.517/MMBtu

                           o  Tax credit expires on December 31, 2002

                           o Credits adjusted in revenue forecast to Before Federal Income Tax equivalent, as instructed by
                              FRI: i.e., divided by [1.0 - (corporate tax rate, fraction)]
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
LEASE OPERATING EXPENSES   o  Operating expenses without escalation as provided
                              by FRI

                           o For West Virginia properties, "non-billable" operating expenses, as provided by FRI, applied against FRPD's net interest
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
OPERATING FEES             o  As specified by FRI, overhead reimbursement from
                              non-operating working interest owners is treated as revenue in forecasts of future net revenue.
                              This revenue source is designated as "OVERHD
                              REIMBMT" in the economic projections.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
TAXES                      o  Severance tax as applicable for each property

                           o  Ad valorem tax of 4 percent of revenues to the
                              net interest for West Virginia properties,
                              $0.01/Mcf for Arkansas, and 2 percent for all
                              others
================================================================================

===============================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary......................     3
Risk Factors............................     9
The Company.............................    14
Soxco Acquisition.......................    14
Use of Proceeds.........................    15
Dividend Policy.........................    15
Dilution................................    16
Capitalization..........................    17
Selected Historical Financial Data......    18
Pro Forma Combined Financial
  Information...........................    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    23
Business................................    31
Management..............................    48
Related Party Transactions..............    53
Security Ownership of Certain Beneficial
  Owners and Management.................    56
Description of Capital Stock............    57
Shares Eligible for Future Sale.........    59
Legal Matters...........................    60
Experts.................................    60
Available Information...................    61
Glossary of Oil and Gas Terms...........    62
Index to Financial Statements...........   F-1
Underwriting............................   U-1
Reports of Independent Petroleum
  Engineers.............................   A-1

     THROUGH AND INCLUDING             , 1996 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

===============================================================================

===============================================================================




                                7,000,000 SHARES


                                  THE HOUSTON
                              EXPLORATION COMPANY
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------

                     [THE HOUSTON EXPLORATION COMPANY LOGO]

                            ------------------------

                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            PAINEWEBBER INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)


SEC Registration Fee............................................................  $    44,414
NASD Filing Fee.................................................................       13,380
NYSE Listing Fee................................................................      161,600
Accounting Fees and Expenses....................................................      600,000
Legal Fees and Expenses.........................................................      438,000
Printing Expenses...............................................................      175,000
Blue Sky Qualification Fees and Expenses........................................       10,000
Transfer Agent's Fees...........................................................       25,000
Miscellaneous...................................................................       32,606
                                                                                   ----------
          TOTAL.................................................................  $ 1,500,000
                                                                                   ==========


- ---------------

(1) The amounts set forth above, except for the SEC and NASD fees, are in each case estimated.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason for the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defenses of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 3.07 of the Company's Certificate of Incorporation states that:

          (a) No person who is or was a director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
     Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

          (b) If the DGCL is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the personal liability of the directors to the Corporation or its stockholders shall be limited or eliminated to the full extent permitted by the DGCL, as so amended from time to time. Any repeal or modification of this Section 3.07 shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation or its stockholders arising from an act or omission occurring prior to the time of such repeal or modification.

     In addition, Article VI of the Company's Certificate of Incorporation and
Article VIII of the Company's Bylaws further provides that the Company shall indemnify its officers and, directors to the fullest extent permitted by law.

     The Company has entered into indemnification agreements with each of its directors and executive officers.


     Under Section 8 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its officers and directors, and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     The Company issued an aggregate of 2,710,380 shares of Common Stock to THEC
Holdings Corp. in May 1996 and an aggregate of           shares of Common Stock
to THEC Holdings Corp. in June 1996, pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Act"), under Section 4(2) of the Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

   EXHIBIT NUMBER                                  DESCRIPTION
- -------------------- ------------------------------------------------------------------------
         1.1         -- Form of Underwriting Agreement.
         3.1         -- Restated Certificate of Incorporation.
         3.2         -- Restated Bylaws.
         4.1         -- Specimen Common Stock Certificate.
       **5.1         -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
       +10.1         -- Gas Sales Agreement dated as of April 1, 1995 between The Houston
                        Exploration Company and PennUnion Energy Services, L.L.C.
       +10.2         -- Gas Sales Agreement dated as of April 1, 1995 between Fuel Resources,
                        Inc. and PennUnion Energy Services, L.L.C.
       *10.3         -- Confidentiality and Non-Competition Agreement dated as of March 21,
                        1995 among PennUnion Energy Services, L.L.C., Bring Gas Services
                        Corp., The Brooklyn Union Gas Company, Fuel Resources, Inc., Fuel
                        Resources Production and Development, Inc., The Houston Exploration
                        Company, Gas Energy, Inc., Pennzoil Gas Marketing Company, Pennzoil
                        Exploration and Development Company, and Pennzoil Company.
       *10.4         -- Swap Agreement dated September 22, 1994 between Enron Risk Management
                        Services Corp. and The Houston Exploration Company.
       *10.5         -- Swap Agreement dated February 21, 1995 between Chemical Bank and The
                        Houston Exploration Company.
       *10.6         -- Swap Agreement dated March 2, 1995 between Chemical Bank and The
                        Houston Exploration Company.
       *10.7         -- Swap Agreement dated February 5, 1992 between Chemical Bank and Fuel
                        Resources Inc.
      **10.8         -- Employment Agreement dated             , 1996 between The Houston
                        Exploration Company and James G. Floyd.
      **10.9         -- Employment Agreement dated             , 1996 between The Houston
                        Exploration Company and Randall J. Fleming.
      **10.10        -- Employment Agreement dated             , 1996 between The Houston
                        Exploration Company and Thomas W. Powers.
      **10.11        -- Employment Agreement dated             , 1996 between The Houston
                        Exploration Company and James F. Westmoreland.
      **10.12        -- 1996 Stock Option Plan.
      **10.13        -- Registration Rights Agreement dated as of                , 1996
                        between The Houston Exploration Company and The Brooklyn Union Gas
                        Company.
        10.14        -- Asset Purchase Agreement dated as of July 1, 1996 between The Houston
                        Exploration Company and Smith Offshore Exploration Company.
        10.15        -- Form of Registration Rights Agreement between The Houston Exploration
                        Company and Smith Offshore Exploration Company.
        10.16        -- Credit Agreement dated as of July 2, 1996 among The Houston
                        Exploration Company and Texas Commerce Bank National Association as
                        Administrative Agent and the other Banks Signatory thereto.
        10.17        -- Purchase and Sale Agreement dated as of June 21, 1996, among The
                        Houston Exploration Company, TransTexas Gas Corporation and
                        TransTexas Transmission Corporation.
        10.18        -- Gas Exchange Agreement dated as of July 2, 1996 between The Houston
                        Exploration Company and TransTexas Gas Corporation.
        10.19        -- Agreement for Filing Consolidated Federal Income Tax Returns and for
                        Allocation of Consolidated Federal Income Tax Liabilities and
                        Benefits dated September 1, 1994 among The Brooklyn Union Gas Company and its subsidiaries.
      **23.1         -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
        23.2         -- Consent of Arthur Andersen LLP
       *23.3         -- Consent of Ryder Scott Company
        23.4         -- Consent of Netherland, Sewell and Associates, Inc.
        23.5         -- Consent of Huddleston & Co., Inc.

   EXHIBIT NUMBER                                  DESCRIPTION
- -------------------- ------------------------------------------------------------------------
       *23.6         -- Consent of Miller and Lents, Ltd.
        23.7         -- Consent of Coopers & Lybrand L.L.P.
       *24.1         -- Powers of Attorney (included in Part II of the initial filing of this
                        Registration Statement).
        24.2         -- Power of Attorney of Lester H. Smith.


- ---------------


*  Previously filed.



** To be filed by amendment.


+ Confidential treatment has been requested. The copy filed as an exhibit omits the information subject to the confidentiality request.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 403A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declares effective.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on July 3, 1996.


                                        THE HOUSTON EXPLORATION COMPANY

                                        By:        /s/  JAMES G. FLOYD
                                           -----------------------------------
                                                     James G. Floyd
                                         President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                     DATE
- ---------------------------------------------  --------------------------------  ---------------
                 /s/  JAMES G. FLOYD           President, Chief Executive           July 3, 1996
- ---------------------------------------------    Officer and Director
               James G. Floyd                    (Principal Executive Officer)

           /s/  JAMES F. WESTMORELAND          Vice President, Chief Accounting     July 3, 1996
- ---------------------------------------------    Officer, Comptroller and
            James F. Westmoreland                Secretary (Principal Financial
                                                 Officer and Principal
                                                 Accounting Officer)


               /s/  ROBERT B. CATELL*          Chairman of the Board of             July 3, 1996
- ---------------------------------------------    Directors
              Robert B. Catell

              /s/  CRAIG G. MATTHEWS*          Director                             July 3, 1996
- ---------------------------------------------
              Craig G. Matthews

               /s/  RUSSELL D. GORDY*          Director                             July 3, 1996
- ---------------------------------------------
              Russell D. Gordy

               /s/  GORDON F. AHALT*           Director                             July 3, 1996
- ---------------------------------------------
               Gordon F. Ahalt

               /s/  JAMES Q. RIORDAN*          Director                             July 3, 1996
- ---------------------------------------------
              James Q. Riordan

                /s/  LESTER H. SMITH*          Director                             July 3, 1996
- ---------------------------------------------
               Lester H. Smith

         *By:    /s/  JAMES G. FLOYD
- ---------------------------------------------
               James G. Floyd
              Attorney-in-fact

                                 EXHIBIT INDEX


   EXHIBIT NUMBER                                  DESCRIPTION
- -------------------- ------------------------------------------------------------------------
         1.1         -- Form of Underwriting Agreement.
         3.1         -- Restated Certificate of Incorporation.
         3.2         -- Restated Bylaws.
         4.1         -- Specimen Common Stock Certificate.
       **5.1         -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
       +10.1         -- Gas Sales Agreement dated as of April 1, 1995 between The Houston
                        Exploration Company and PennUnion Energy Services, L.L.C.
       +10.2         -- Gas Sales Agreement dated as of April 1, 1995 between Fuel Resources,
                        Inc. and PennUnion Energy Services, L.L.C.
       *10.3         -- Confidentiality and Non-Competition Agreement dated as of March 21,
                        1995 among PennUnion Energy Services, L.L.C., Bring Gas Services
                        Corp., The Brooklyn Union Gas Company, Fuel Resources, Inc., Fuel
                        Resources Production and Development, Inc., The Houston Exploration
                        Company, Gas Energy, Inc., Pennzoil Gas Marketing Company, Pennzoil
                        Exploration and Development Company, and Pennzoil Company.
       *10.4         -- Swap Agreement dated September 22, 1994 between Enron Risk Management
                        Services Corp. and The Houston Exploration Company.
       *10.5         -- Swap Agreement dated February 21, 1995 between Chemical Bank and The
                        Houston Exploration Company.
       *10.6         -- Swap Agreement dated March 2, 1995 between Chemical Bank and The
                        Houston Exploration Company.
       *10.7         -- Swap Agreement dated February 5, 1992 between Chemical Bank and Fuel
                        Resources Inc.
      **10.8         -- Employment Agreement dated             , 1996 between The Houston
                        Exploration Company and James G. Floyd.
      **10.9         -- Employment Agreement dated             , 1996 between The Houston
                        Exploration Company and Randall J. Fleming.
      **10.10        -- Employment Agreement dated             , 1996 between The Houston
                        Exploration Company and Thomas W. Powers.
      **10.11        -- Employment Agreement dated             , 1996 between The Houston
                        Exploration Company and James F. Westmoreland.
      **10.12        -- 1996 Stock Option Plan.
      **10.13        -- Registration Rights Agreement dated as of                , 1996
                        between The Houston Exploration Company and The Brooklyn Union Gas
                        Company.
        10.14        -- Asset Purchase Agreement dated as of July 1, 1996 between The Houston
                        Exploration Company and Smith Offshore Exploration Company.
        10.15        -- Form of Registration Rights Agreement between The Houston Exploration
                        Company and Smith Offshore Exploration Company.
        10.16        -- Credit Agreement dated as of July 2, 1996 among The Houston
                        Exploration Company and Texas Commerce Bank National Association as
                        Administrative Agent and the other Banks Signatory thereto.
        10.17        -- Purchase and Sale Agreement dated as of June 21, 1996, among The
                        Houston Exploration Company, TransTexas Gas Corporation and
                        TransTexas Transmission Corporation.
        10.18        -- Gas Exchange Agreement dated as of July 2, 1996 between The Houston
                        Exploration Company and TransTexas Gas Corporation.
        10.19        -- Agreement for Filing Consolidated Federal Income Tax Returns and for
                        Allocation of Consolidated Federal Income Tax Liabilities and
                        Benefits dated September 1, 1994 between The Brooklyn Union Gas
                        Company and its subsidiaries.
      **23.1         -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
        23.2         -- Consent of Arthur Andersen LLP
       *23.3         -- Consent of Ryder Scott Company
        23.4         -- Consent of Netherland, Sewell and Associates, Inc.

   EXHIBIT NUMBER                                  DESCRIPTION
- -------------------- ------------------------------------------------------------------------
        23.5         -- Consent of Huddleston & Co., Inc.
       *23.6         -- Consent of Miller and Lents, Ltd.
        23.7         -- Consent of Coopers & Lybrand L.L.P.
       *24.1         -- Powers of Attorney (included in Part II of the initial filing of this
                        Registration Statement).
        24.2         -- Power of Attorney of Lester H. Smith.


- ---------------


*  Previously filed.



** To be filed by amendment.


+ Confidential treatment has been requested. The copy filed as an exhibit omits the information subject to the confidentiality request.